

13001554



First American
Financial Corporation

April 3, 2013

TO OUR STOCKHOLDERS

2012 was a successful year for First American. Strong refinance and commercial activity, combined with the beginning stages of recovery for the residential purchase market, drove our total revenue to $4.5 billion, a 19 percent increase over 2011. Additionally, the leverage we gained from the streamlined, cost-efficient operations we built over the past few years pushed our net income to $2.77 per share, up from $0.73 last year.

Of greatest note was the improvement in our title margins and the company's return on equity. In mid-2010, we set the challenging goal for our title segment to deliver a pretax margin of 8 to 10 percent by year-end 2012. I'm proud to say that we exceeded this, delivering an 11.3 percent margin – our best margin since the 2006 peak of the mortgage cycle, when the nation's mortgage originations were double what they were in 2012. We also set a goal for the company to achieve a return on equity of 10 to 12 percent. I'm pleased to report that we surpassed this, as well, ending the year with a 13.8 percent return.

Throughout the year, we stayed focused on the company's long-term objectives, which include pursuing profitable growth, improving the customer experience, developing our employees, and continuing to operate efficiently. Our focus on these priorities contributed to a 94 percent total return to stockholders in 2012, including the doubling of our annual dividend to $0.48 per share. In short, it was great year for stockholders.

SEGMENT HIGHLIGHTS

Title Insurance and Services

2012 revenues for our Title Insurance and Services segment totaled $4.2 billion, up 19 percent from the prior year. Continued low interest rates and the federal government's Home Affordable Refinance Program (HARP) helped to keep the refinance market strong. Our purchase business, which generates a higher title premium per transaction as compared to refinance transactions, started to grow again – a positive sign that the real estate market is recovering. Our commercial business was also strong, with revenues up 24 percent year-over-year.

Our title production was improved by new technologies and processes put into place in 2012. For example, we implemented a significant enhancement to our title production platform that enables further automation of the title underwriting process. Defined business rules now let us complete the title search and exam process more efficiently and consistently. As a result, we were able to process the increase in open orders during the year without adding to our production personnel expenses. In an effort to further enhance underwriting, we also established a special team that has successfully employed advanced methods and tools to identify transactions impacted by constantly changing fraud practices.

In 2012, we completed an effort to significantly expand our title plant footprint. Our title plants – searchable databases that contain transaction and ownership information on real property – now cover more than 500 counties, or 70 percent of U.S. real estate transactions, solidly positioning us as the largest provider of this type of data. Our title operations use these databases within our title search process, reducing cost and risk through improved accuracy. We also generate revenue through the sale of this information to third-party title providers and other real estate-related businesses across the nation.

Specialty Insurance

Our Specialty Insurance segment's revenues rose to $315 million in 2012, a healthy increase of 10 percent from 2011. This growth, combined with a favorable loss ratio and continued expense management, resulted in a segment pretax margin of 15.1 percent, up from 13.9 percent in the prior year.

Within this segment, both our home warranty and property and casualty businesses benefitted from the improving purchase market. The home warranty group realized increased sales through our real estate channel, while continuing its direct-to-consumer purchase and renewal efforts. Our property and casualty business made enhancements to its marketing strategy that are expected to drive premium growth over the next several years.

CAPITAL MANAGEMENT

Throughout the year, our approach to capital management remained consistent as we focused on investing in our core business, making strategic acquisitions, and returning capital to our stockholders.

Our improved profitability, coupled with a decline in paid title claims, drove a meaningful increase in our operating cash flow to $430 million, up over 200 percent relative to last year. Given our strong cash flow and outlook for the business, we doubled our annual dividend in 2012 to $0.48 per share.

During the year, we also strengthened our financial flexibility. In April, the company entered into a new, four-year $600 million revolving credit facility to enhance our liquidity position. And in early 2013, we completed a $250 million offering of 10-year, 4.3 percent senior notes, which we used to fully pay down our credit facility.

During 2012, we sold our remaining position in CoreLogic common stock for a net gain of $40.4 million. At year end, the company's debt-to-capital ratio was a conservative 9 percent, or 12 percent on a pro forma basis following the recent debt offering. We entered 2013 with significantly improved financial flexibility to execute on our growth and capital management strategies.

LEADERSHIP

I would like to acknowledge two gentlemen for their valuable contributions to First American as they now retire from our board of directors. Lewis (Pete) Douglas Jr., known for his wit, wisdom and deep insight, helped to shape First American for nearly five decades. The Hon. William G. Davis helped us to navigate the Canadian marketplace during more than 20 years on our board. We thank them both for their skillful guidance and support of First American.

We are pleased to welcome Tony Anderson and Mark Oman to our board. Tony joined us in November, after serving in key positions at Ernst & Young LLP for 35 years. His financial background and leadership experience will prove valuable as we focus on our company's growth strategies. Mark joined our board in March, 2013, following more than 30 years with Wells Fargo & Company. His insights into the mortgage industry and the needs of our customers will help us in our efforts to grow our core businesses and improve our customers' experience.

A significant management change also took place in March, 2013, as Mark Seaton was promoted to chief financial officer of First American Financial Corporation. Mark began his career with us in 2006, most recently serving as senior vice president of finance. His experience overseeing our company's financial planning, treasury, investment, and investor relations activities, along with his strategic-planning abilities, makes Mark an ideal choice for the CFO role. He succeeds Max Valdes, who has served the company well for 25 years. Max has exhibited strong leadership and played a critical role in implementing many of the initiatives that led to our company's improved financial performance. While his good counsel will be missed, we're pleased that Max will remain with First American through March of 2014 to assist with the transition.

OBJECTIVES

2012 was a pivotal year for First American. It was the first full year in which we shifted from streamlining and stabilizing our operations to now focusing on our company's growth. Throughout its history, First American has taken a prudent, long-term view of the market and set our corporate objectives accordingly. The multi-year approach we're taking with our current priorities follows suit.

Grow our Company
We're focused on growing our company by increasing profitable market share within key customer groups and geographic markets. As part of this effort, we've initiated an aggressive recruitment campaign to attract the top customer-focused employees to our company. We expect this to pay dividends in 2013 and for years to come. We're also taking steps to strengthen our customer relationships, and have integrated enhanced methods for measuring and monitoring our activities that increase accountability and encourage sales.

We're pursuing strategic acquisitions within our core title and settlement services businesses. Acquisitions made in 2012, for example, increased our presence in Texas, California, and Minnesota. Additionally, our purchase of the leading mortgage processing business in Australia provides a foundation to help us grow our business in that market.

Improve the Customer Experience
We continue to make it easier for customers to do business with us through customer-facing technology solutions. Our innovative myFirstAm™ technology, with approximately 20,000 active users, helps to streamline real estate professionals' interaction with us via desktop computer or mobile device. Similarly, our AgentNet® technology, a one-stop portal that enhances interaction and productivity with our title agents, is now integrated with all of the industry's leading production software. We've also implemented training programs across the organization that are designed to help our people provide a truly superior customer experience. By making processes better and easier for our customers, we're increasing our ability to earn and keep their business.

Develop our Employees
We remain committed to being the industry's employer of choice, recruiting and retaining the best people in the business. To do so, we've enhanced our skill-building programs, leadership development training, and company-driven eLearning courses. And late in 2012, we launched a new, progressive employee Intranet that is rapidly increasing communication and best-practice sharing, while streamlining processes, across the company.

Operate Efficiently and Profitably
For several years preceding 2012, we took substantive steps to successfully drive efficiencies and manage expenses across the company. While our focus is now on growing the company, we continue to control costs and operate efficiently, giving us the leverage to deliver strong profit margins. When the market normalizes and purchase transactions dominate the title order mix, we believe there is even more opportunity for margin improvement.

LOOKING AHEAD

The Mortgage Bankers Association forecasts that the mortgage origination market will drop 18 percent in 2013 to $1.4 trillion. But the impact of this decline on First American will likely be significantly offset by the change in order mix – the number of purchase transactions on which we earn higher premiums is going up, while lower-premium refinance activity is slowing. We believe market conditions will continue to improve with mortgage interest rates still near all-time lows, housing affordability near an all-time high, delinquency and foreclosure activity continuing to decline, and home values rising. We expect continued strength in the commercial market, a relatively high-margin business for our title company, as well.

While these conditions are favorable for our company, there is still uncertainty in the long-term interest rate environment and the regulatory landscape, which could slow the housing market. Regardless of how the market environment unfolds, however, we remain confident that we are well positioned to operate efficiently and profitably.

I want to acknowledge all of our employees for their hard work over the past few years to create the efficient and effective operations we enjoy today, and for the many new initiatives they're now working on to move our company forward. As I write this letter, I'm also proud to share that Forbes® recently included First American in its list of the 100 most trustworthy companies in America. All of us at First American are honored to be recognized as good stewards of our company.

Throughout 2013, we'll continue to focus on our priorities to grow our company, improve the customer experience, develop our employees, and operate efficiently and profitably. And we remain committed to being the premier title and settlement services company in the U.S. and key markets abroad.

Together with the board of directors, I thank you for your support and look forward to the opportunities ahead.



Dennis J. Gilmore
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-34580


FIRST AMERICAN

First American Financial Corporation

(Exact name of registrant as specified in its charter)

Incorporated in Delaware	**26-1911571**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

1 First American Way, Santa Ana, California 92707-5913
(Address of principal executive offices) (Zip Code)

(714) 250-3000
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Common	**New York Stock Exchange**
(Title of each class)	**(Name of each exchange on which registered)**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2012 was $1,749,148,774.

On February 19, 2013, there were 107,545,474 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement with respect to the 2013 annual meeting of the stockholders are incorporated by reference in Part III of this report. The definitive proxy statement or an amendment to this Form 10-K will be filed no later than 120 days after the close of registrant's fiscal year.

FIRST AMERICAN FINANCIAL CORPORATION
AND SUBSIDIARY COMPANIES

INFORMATION INCLUDED IN REPORT

CERTAIN STATEMENTS IN THIS ANNUAL REPORT ON FORM 10-K, INCLUDING BUT NOT LIMITED TO THOSE RELATING TO:

- *THE COMPANY'S PURSUIT OF GROWTH OPPORTUNITIES IN ITS CORE BUSINESS AND MAKING OF INVESTMENTS DESIGNED TO IMPROVE THE CUSTOMER EXPERIENCE;*
- *THE EFFECT OF A DECREASE IN PRODUCTS OR SERVICES PURCHASED BY OR FOR THE BENEFIT OF THE COMPANY'S MOST SIGNIFICANT CUSTOMERS;*
- *FUTURE ACTIONS TO BE TAKEN IN CONNECTION WITH THE COMPANY'S REVIEW OF ITS AGENCY RELATIONSHIPS;*
- *THE COMPANY'S CONTINUED PRACTICE OF ASSUMING AND CEDING LARGE TITLE INSURANCE RISKS THROUGH REINSURANCE;*
- *THE COMPETITIVE IMPORTANCE OF PRICE AND QUALITY AND TIMELINESS OF SERVICE;*
- *CONTINUED PRICE AND AGENCY SPLIT ADJUSTMENTS;*
- *THE ADEQUACY OF THE ALLOWANCE AGAINST PROBABLE LOAN LOSSES;*
- *THE LIKELIHOOD OF CHANGES IN EXPECTED ULTIMATE LOSSES AND CORRESPONDING LOSS RATES AND RELATED ASSUMPTIONS;*
- *THE EFFECT OF LAWSUITS, REGULATORY AUDITS AND INVESTIGATIONS AND OTHER LEGAL PROCEEDINGS ON THE COMPANY'S FINANCIAL CONDITION, RESULTS OF OPERATIONS OR CASH FLOWS;*
- *FUTURE PAYMENT OF DIVIDENDS;*
- *THE HOLDING OF AND EXPECTED CASH FLOW FROM DEBT SECURITIES AND ASSUMPTIONS RELATING THERETO;*
- *POTENTIAL FUTURE IMPAIRMENT CHARGES AND RELATED ASSUMPTIONS;*
- *THE EFFECT OF PENDING ACCOUNTING PRONOUNCEMENTS ON THE COMPANY'S FINANCIAL STATEMENTS;*
- *EXPENSE MANAGEMENT EFFORTS;*
- *THE COMPANY'S CONTINUED MONITORING OF ORDER VOLUMES AND RELATED STAFFING LEVELS, AND ADJUSTMENTS TO STAFFING LEVELS AS NECESSARY;*
- *ULTIMATE LOSS EMERGENCE AND CLAIMS RESERVES FOR THE GUARANTEED VALUATION PRODUCT OFFERED IN CANADA;*
- *UNCERTAINTY AND VOLATILITY IN THE CURRENT ECONOMIC ENVIRONMENT AND ITS EFFECT ON TITLE CLAIMS;*
- *THE VARIANCE BETWEEN ACTUAL CLAIMS EXPERIENCE AND PROJECTIONS AND FUTURE RESERVE ADJUSTMENTS BASED ON UPDATED ESTIMATES OF FUTURE CLAIMS;*
- *IMPROVEMENT OF SPECIALTY INSURANCE PROFIT MARGINS AS REVENUES INCREASE;*
- *THE SUFFICIENCY OF THE COMPANY'S RESOURCES TO SATISFY OPERATIONAL CASH REQUIREMENTS;*
- *THE TIMING OF CLAIM, PENSION AND SUPPLEMENTAL BENEFIT PLAN PAYMENTS;*
- *EXPECTED MATURITY DATES OF CERTAIN ASSETS AND LIABILITIES THAT ARE SENSITIVE TO CHANGES IN INTEREST RATES;*
- *THE UNITED STATES GOVERNMENT'S COMMITMENT TO ENSURING THAT FANNIE MAE AND FREDDIE MAC HAVE SUFFICIENT CAPITAL TO PERFORM UNDER GUARANTEES ISSUED AND TO MEET THEIR DEBT OBLIGATIONS;*

- *ASSUMPTIONS UNDERLYING GOODWILL VALUATIONS;*
- *THE REALIZATION OF TAX BENEFITS ASSOCIATED WITH CERTAIN LOSSES, POTENTIAL TAX PROVISIONS IN CONNECTION WITH THE EARNINGS OF FOREIGN SUBSIDIARIES AND THE ADEQUACY OF TAX AND RELATED INTEREST ESTIMATES IN CONNECTION WITH EXAMINATIONS BY TAX AUTHORITIES;*
- *NET ACTUARIAL LOSS AND PRIOR SERVICE CREDIT RELATING TO PENSION PLANS;*
- *EXPECTED BENEFIT AND PENSION PLAN CONTRIBUTIONS, PAYMENTS AND INVESTMENT STRATEGY AND ASSET AND LIABILITY ASSUMPTIONS;*
- *COMPENSATION COST RECOGNITION ASSOCIATED WITH UNVESTED RESTRICTED STOCK UNITS; AND*
- *RESERVES FOR POTENTIAL LIABILITIES TO BE SHARED BETWEEN THE COMPANY AND CORELOGIC, INC. IN CONNECTION WITH THEIR SEPARATION,*

ARE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THESE FORWARD-LOOKING STATEMENTS MAY CONTAIN THE WORDS "BELIEVE," "ANTICIPATE," "EXPECT," "PLAN," "PREDICT," "ESTIMATE," "PROJECT," "WILL BE," "WILL CONTINUE," "WILL LIKELY RESULT," OR OTHER SIMILAR WORDS AND PHRASES.

RISKS AND UNCERTAINTIES EXIST THAT MAY CAUSE RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH IN THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE THE ANTICIPATED RESULTS TO DIFFER FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS INCLUDE:

- *INTEREST RATE FLUCTUATIONS;*
- *CHANGES IN THE PERFORMANCE OF THE REAL ESTATE MARKETS;*
- *VOLATILITY IN THE CAPITAL MARKETS;*
- *UNFAVORABLE ECONOMIC CONDITIONS;*
- *IMPAIRMENTS IN THE COMPANY'S GOODWILL OR OTHER INTANGIBLE ASSETS;*
- *FAILURES AT FINANCIAL INSTITUTIONS WHERE THE COMPANY DEPOSITS FUNDS;*
- *CHANGES IN APPLICABLE GOVERNMENT REGULATIONS;*
- *HEIGHTENED SCRUTINY BY LEGISLATORS AND REGULATORS OF THE COMPANY'S TITLE INSURANCE AND SERVICES SEGMENT AND CERTAIN OTHER OF THE COMPANY'S BUSINESSES;*
- *REGULATION OF TITLE INSURANCE RATES;*
- *REFORM OF GOVERNMENT-SPONSORED MORTGAGE ENTERPRISES;*
- *LIMITATIONS ON ACCESS TO PUBLIC RECORDS AND OTHER DATA;*
- *PRODUCT MIGRATION;*
- *CHANGES IN RELATIONSHIPS WITH LARGE MORTGAGE LENDERS;*
- *CHANGES IN MEASURES OF THE STRENGTH OF THE COMPANY'S TITLE INSURANCE UNDERWRITERS, INCLUDING RATINGS AND STATUTORY CAPITAL AND SURPLUS;*
- *LOSSES IN THE COMPANY'S INVESTMENT PORTFOLIO;*
- *EXPENSES OF AND FUNDING OBLIGATIONS TO THE PENSION PLAN;*
- *MATERIAL VARIANCE BETWEEN ACTUAL AND EXPECTED CLAIMS EXPERIENCE;*

- *DEFALCATIONS, INCREASED CLAIMS OR OTHER COSTS AND EXPENSES ATTRIBUTABLE TO THE COMPANY'S USE OF TITLE AGENTS;*
- *SYSTEMS INTERRUPTIONS AND INTRUSIONS, WIRE TRANSFER ERRORS OR UNAUTHORIZED DATA DISCLOSURES;*
- *INABILITY TO REALIZE THE BENEFITS OF THE COMPANY'S OFFSHORE STRATEGY;*
- *INABILITY OF THE COMPANY'S SUBSIDIARIES TO PAY DIVIDENDS OR REPAY FUNDS; AND*
- *OTHER FACTORS DESCRIBED IN THIS ANNUAL REPORT ON FORM 10-K.*

THE FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE TO UPDATE FORWARD-LOOKING STATEMENTS TO REFLECT CIRCUMSTANCES OR EVENTS THAT OCCUR AFTER THE DATE THE FORWARD-LOOKING STATEMENTS ARE MADE.

PART I

Item 1. Business

The Company

First American Financial Corporation (the "Company") was incorporated in the state of Delaware in January 2008 to serve as the holding company of The First American Corporation's ("TFAC's") financial services businesses following the spin-off of those businesses from TFAC (the "Separation"). The Separation was consummated on June 1, 2010, at which time the Company's common stock was listed on the New York Stock Exchange under the ticker symbol "FAF." The businesses operated by the Company's subsidiaries have, in some instances, been in existence since the late 1800s.

The Company has its executive offices at 1 First American Way, Santa Ana, California 92707-5913. The Company's telephone number is (714) 250-3000.

General

The Company, through its subsidiaries, is engaged in the business of providing financial services through its title insurance and services segment and its specialty insurance segment. The title insurance and services segment provides title insurance, closing and/or escrow services and similar or related services domestically and internationally in connection with residential and commercial real estate transactions. It also maintains, manages and provides access to title plant records and images and provides banking, trust and investment advisory services. The specialty insurance segment issues property and casualty insurance policies and sells home warranty products. In addition, our corporate function consists of certain financing facilities as well as the corporate services that support our business operations. Financial information regarding these business segments and the corporate function is included in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data" of Part II of this report.

The substantial majority of our business is dependent upon activity in the real estate and mortgage markets, which are cyclical and seasonal. During the most recent real estate and mortgage cycle, we primarily emphasized expense control and operational efficiency. However, we believe the markets have experienced a degree of improvement and, consequently, in conjunction with our continuing efforts pertaining to operating efficiency, we have modified our strategy to pursue opportunities to grow our core business and make investments designed to improve our customer's experience with our products and services.

Title Insurance and Services Segment

Our title insurance and services segment issues title insurance policies on residential and commercial property in the United States and offers similar or related products and services internationally. This segment also provides closing and/or escrow services; accommodates tax-deferred exchanges of real estate; maintains, manages and provides access to title plant records and images; and provides banking, trust and investment advisory services. In 2012, 2011, and 2010 the Company derived 92.5%, 92.7%, and 92.5% of its consolidated revenues, respectively, from this segment.

Overview of Title Insurance Industry

In many instances mortgage lenders and purchasers of real estate desire to be protected from loss or damage in the event of defects in the title they acquire. Title insurance is a means of providing such protection.

Title Policies. Title insurance policies insure the interests of owners or lenders against defects in the title to real property. These defects include adverse ownership claims, liens, encumbrances or other matters affecting title. Title insurance policies generally are issued on the basis of a title report, which is typically prepared after a search of one or more of public records, maps, documents and prior title policies to ascertain the existence of easements, restrictions, rights of way, conditions, encumbrances or other matters affecting the title to, or use of, real property. In certain limited instances, a visual inspection of the property is also made. To facilitate the preparation of title reports, copies and/or abstracts of public records, maps, documents and prior title policies may be compiled and indexed to specific properties in an area. This compilation is known as a "title plant."

The beneficiaries of title insurance policies usually are real estate buyers and mortgage lenders. A title insurance policy indemnifies the named insured and certain successors in interest against title defects, liens and encumbrances existing as of the date of the policy and not specifically excepted from its provisions. The policy typically provides coverage for the real property mortgage lender in the amount of its outstanding mortgage loan balance and for the buyer in the amount of the purchase price of the property. In some cases the policy might provide insurance in a greater amount where the buyer anticipates constructing improvements on the property. Coverage under a title insurance policy issued to a mortgage lender generally terminates upon repayment of the mortgage loan. Coverage under a title insurance policy issued to a buyer generally terminates upon the sale of the insured property.

Before issuing title policies, title insurers typically seek to limit their risk of loss by accurately performing title searches and examinations. The major expenses of a title company typically relate to such searches and examinations, the preparation of preliminary reports or commitments and the maintenance of title plants, and not from claim losses as in the case of property and casualty insurers.

The Closing Process. Title insurance is essential to the real estate closing process in most transactions involving real property mortgage lenders. In a typical residential real estate sale transaction where title insurance is issued, a real estate broker, lawyer, developer, lender or closer involved in the transaction orders the title insurance on behalf of an insured. Once the order has been placed, a title insurance company or an agent typically conducts a title search to determine the current status of the title to the property. When the search is complete, the title insurer or agent prepares, issues and circulates a commitment or preliminary report to the parties to the transaction. The commitment or preliminary report identifies the conditions, exceptions and/or limitations that the title insurer intends to attach to the policy and identifies items appearing on the title that must be eliminated prior to closing.

The closing function, sometimes called an escrow in the western United States, is, depending on the local custom in the region, performed by a lawyer, an escrow company or a title insurance company or agent, generally referred to as a "closer." Once documentation has been prepared and signed, and any required mortgage lender payoff demands are obtained, the transaction closes. The closer records the appropriate title documents and arranges the transfer of funds to pay off prior loans and extinguish the liens securing such loans. Title policies are then issued, typically insuring the priority of the mortgage of the real property mortgage lender in the amount of its mortgage loan and the buyer in the amount of the purchase price. The time between the opening of the title order and the issuance of the title policy is usually between 30 and 90 days. Before a closing takes place, however, the closer typically requests that the title insurer or agent provide an update to the commitment to discover any adverse matters affecting title and, if any are found, works with the seller to eliminate them so that the title insurer or agent issues the title policy subject only to those exceptions to coverage which are acceptable to the title insurer, the buyer and the buyer's lender.

Issuing the Policy: Direct vs. Agency. A title insurance policy can be issued directly by a title insurer or indirectly on behalf of a title insurer through agents, which may not themselves be licensed as insurers and which usually operate independently of the title insurer and often issue policies for more than one insurer. Where the policy is issued by a title insurer, the search is performed by or on behalf of the title insurer, and the premium is collected and retained by the title insurer. Where the policy is issued by an agent, the agent typically performs the search, examines the title, collects the premium and retains a portion of the premium. The agent remits the remainder of the premium to the title insurer as compensation for the insurer bearing the risk of loss in the event a claim is made under the policy and for other services the insurer may provide. The percentage of the premium retained by an agent varies from region to region. A title insurer is obligated to pay title claims in accordance with the terms of its policies, regardless of whether it issues its policy directly or indirectly through an agent. Under certain circumstances the title insurer may seek recovery of all or a portion of this loss from the agent or the agent's insurance carrier.

Premiums. The premium for title insurance is typically due and earned in full when the real estate transaction is closed. Premiums generally are calculated with reference to the policy amount. The premium charged by a title insurer or an agent is subject to regulation in most areas. Such regulations vary from state to state.

Our Title Insurance Operations

Overview. We conduct our title insurance and closing business through a network of direct operations and agents. Through this network, we issue policies in the 49 states that permit the issuance of title insurance policies and the District of Columbia. We also offer title insurance, closing services and similar or related products and services, either directly or through third parties in foreign countries, including Canada, the United Kingdom, Australia and various other established and emerging markets as described in the "International Operations" section below.

Customers, Sales and Marketing. We believe that two institutions, Wells Fargo & Company and JPMorgan Chase & Co., together with their affiliates, originate or are involved in over 35% of the mortgages in the United States. Each of these institutions purchases title insurance policies and other products and services from us. These institutions also benefit from products and services which are purchased for their benefit by others, such as title insurance policies purchased by borrowers as a condition to the making of a loan. The refusal of one or more of these or other significant lending institutions to purchase products and services from us or to accept our products and services that are to be purchased for their benefit could have a material adverse effect on the title insurance and services segment.

We distribute our title insurance policies and related products and services (directly as well as through our agents) through various channels. In our "distributed" channel, the direct distribution of our policies and related products and services occurs through local sales representatives located at numerous offices throughout the United States where real estate transactions are handled. Title insurance policies issued and other products and services delivered through this channel are primarily delivered in connection with sales and refinances of residential real property, although commercial transactions are also handled through this channel. We also distribute our title policies and related products and services through centralized channels, including a "commercial" channel that is focused on transactions involving commercial real estate, a "national lender" channel dedicated to refinance transactions involving large financial institutions, a "default" channel related to defaults and other pre-foreclosure activity, as well as foreclosures, and a "homebuilders" channel focused on newly constructed residential property.

Within each channel, our marketing efforts are focused on the primary sources of business referrals. For the distributed business, these are real estate agents and brokers, mortgage brokers, real estate attorneys, mortgage originators, homebuilders and escrow service providers. For the commercial channel we market primarily to investors, including real estate investment trusts, insurance companies and asset managers, as well as to law firms, commercial banks, investment banks, mortgage brokers and the owners of commercial real estate. In the national lender channel and the default channel our marketing efforts are focused on mortgage originators and servicers as well as governmental sponsored enterprises. We market primarily to homebuilders in the centralized homebuilder channel. In some instances we may supplement the efforts of our sales force with general marketing, including advertising in various trade and professional journals. Our marketing efforts emphasize the quality and timeliness of our services, our financial strength, process innovation and our national presence.

Underwriting. Before a title insurance policy is issued, a number of underwriting decisions are made. For example, matters of record revealed during the title search may require a determination as to whether an exception should be taken in the policy. We believe that it is important for the underwriting function to operate efficiently and effectively at all decision-making levels so that transactions may proceed in a timely manner. To perform this function, we have underwriters at the regional, divisional and corporate levels with varying levels of underwriting authority.

Agency Operations. As described above, we also issue title insurance policies through a network of agents. Our agreements with our agents state the conditions under which the agent is authorized to issue title insurance policies on our behalf. The agency agreement also prescribes the circumstances under which the agent may be liable to us if a policy loss occurs. Such agency agreements typically are terminable without cause after a specified notice period has been met and are terminable immediately for cause. As is standard in our industry, our agents typically operate with a substantial degree of independence from us and frequently act as agents for other title insurers. We evaluate the profitability of our agency relationships on an ongoing basis, including a review of premium splits, deductibles and claims. As a result, from time to time we may terminate or renegotiate the terms of some of our agency relationships.

In determining whether to engage an independent agent, we often obtain information about the agent, including the agent's experience and background. We maintain loss experience records for each agent and also maintain agent representatives and agent auditors. Our agents typically are subject to audit or examination. In addition to routine examinations, other examinations may be triggered if certain "warning signs" are evident. Adverse findings in an agency audit may result in various actions, including, if warranted, termination of the agency relationship.

International Operations. We provide products and services in numerous countries outside of the United States, and our international operations accounted for approximately 7.9% of our title insurance and services segment revenues in 2012. Today we have direct operations and a physical presence in several countries including Canada, the United Kingdom and Australia. Additionally, through local companies we have provided products and services in many other countries. While reliable data are not available, we believe that we have the largest market share for title insurance outside of the United States. The Company's revenues from external customers and long-lived assets are broken down between domestic and foreign operations in Note 23 Segment Financial Information to the consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of Part II of this report.

Our range of international products and services is designed to lower our clients' risk profiles and reduce their operating costs through enhanced operational efficiencies. In established markets, primarily British Commonwealth countries, we have combined title insurance with customized processing offerings to enhance the speed and efficiency of the mortgage and conveyancing processes. In these markets we also offer products designed to mitigate risk and otherwise facilitate real estate transactions.

Our international operations present risks that may not exist to the same extent in our domestic operations, including those associated with differences in the nature of the products provided, the scope of coverage provided by those products and the manner in which risk is underwritten. Limited claims experience in foreign jurisdictions makes it more difficult to set prices and reserve rates. There may also be risks associated with differences in legal systems and/or unforeseen regulatory changes.

Title Plants. Our collection of title plants constitutes one of our principal assets. A title search is typically conducted by searching the abstracted information from public records or utilizing a title plant holding information abstracted from public records. While public title records generally are indexed by reference to the names of the parties to a given recorded document, our title plants primarily arrange their records on a geographic basis. Because of this difference, title plant records generally may be searched more efficiently, which we believe reduces the risk of errors associated with the search. Many of our title plants also index prior policies, adding to searching efficiency. Certain locations utilize jointly owned plants or utilize a plant under a joint user agreement with other title companies. In addition to these ownership interests, we are in the business of maintaining, managing and providing access to title plant records and images that may be owned by us or other parties. We believe that our title plants, whether wholly or partially owned or utilized under a joint user agreement, are among the best in the industry.

Reserves for Claims and Losses. We provide for losses associated with title insurance policies and other risk based products based upon our historical experience and other factors by a charge to expense when the related premium revenue is recognized. The resulting reserve for incurred but not reported claims together with the reserve for known claims reflects management's best estimate of the total costs required to settle all claims reported to us and claims incurred but not reported, and are considered to be adequate for such purpose. Each period the reasonableness of the estimated reserves is assessed; if the estimate requires adjustment, such an adjustment is recorded.

Reinsurance and Coinsurance. We plan to continue our practice of assuming and ceding large title insurance risks through reinsurance. In reinsurance arrangements, the primary insurer retains a certain amount of risk under a policy and cedes the remainder of the risk under the policy to the reinsurer. The primary insurer pays the reinsurer a premium in exchange for accepting this risk of loss. The primary insurer generally remains liable to its insured for the total risk, but is reinsured under the terms of the reinsurance agreement. Prior to 2010, our title insurance arrangements primarily involved other industry participants. Beginning in January of 2010, we established a global reinsurance program involving treaty reinsurance provided by a global syndicate of highly rated non-industry reinsurers. Subject to certain limitations, the program generally covers claims made while the program is in effect.

We also serve as a coinsurer in connection with certain transactions. In a coinsurance scenario, two or more insurers are selected by the insured and typically issue separate policies with respect to the subject property, with each coinsurer liable to the extent provided in the policy that it issues.

Competition. The business of providing title insurance and related products and services is highly competitive. The number of competing companies and the size of such companies vary in the different areas in which we conduct business. Generally, in areas of major real estate activity, such as metropolitan and suburban localities, we compete with many other title insurers and agents. Our major nationwide competitors in our principal markets include Fidelity National Financial, Inc., Stewart Title Guaranty Company, Old Republic International Corporation, Lender Processing Services, Inc. and their affiliates. In addition to these national competitors, small nationwide, regional and local competitors, as well as numerous agency operations throughout the country, provide aggressive competition on the local level. We are currently the second largest provider of title insurance in the United States, based on the most recent American Land Title Association market share data.

We believe that competition for title insurance and related products and services is based primarily on the price of the title insurance policy (except in states where a uniform price has been established by a regulator) and the price, quality and timeliness of the related products and services. Customer service is an important competitive factor because parties to real estate transactions are usually concerned with time schedules and costs associated with delays in closing transactions. In certain transactions, such as those involving commercial properties, financial strength is also important. As part of our on-going strategy, we regularly evaluate our pricing and agent splits, and based on competitive, market and regulatory conditions and claims history, among other factors, intend to continue to adjust our prices and agent splits as and where appropriate.

Trust and Investment Advisory Services. Our federal savings bank subsidiary offers trust and investment advisory services, deposit services and asset management services. As of December 31, 2012, this company managed $1.3 billion of assets, administered fiduciary and custodial assets having a market value in excess of $2.8 billion, had assets of $1.6 billion, deposits of $1.5 billion and stockholder's equity of $137.6 million.

Lending and Deposit Products. During the third quarter of 2011, we began the multi-year process of winding-down the operations of our industrial bank, First Security Business Bank. Prior to initiating the wind-down, our industrial bank subsidiary accepted deposits and used these deposits to purchase or originate loans secured by commercial properties primarily in Southern California. Currently, the industrial bank continues to accept and service deposits and to service its existing loan portfolio, but is no longer originating or purchasing new loans. As of December 31, 2012, the industrial bank had approximately $82.4 million of deposits and $107.3 million of loans outstanding.

The industrial bank did not originate or purchase any loans in 2012. The average loan balance outstanding at December 31, 2012, was $563 thousand. Loans were made only on a secured basis, at loan-to-value percentages generally less than 70 percent. The majority of the industrial bank's loans were made on a fixed-to-floating rate basis. The average yield on the industrial bank's loan portfolio for the year ended December 31, 2012, was 6.31 percent. A number of factors are included in the determination of average yield, principal among which are loan fees and closing points amortized to income, prepayment penalties recorded as income, and amortization of discounts on purchased loans. The industrial bank's average loan to value was approximately 43 percent at December 31, 2012.

The performance of the industrial bank's loan portfolio is evaluated on an ongoing basis by management of the industrial bank. The industrial bank generally places a loan on non-accrual status when more than three contractual payments are missed, which usually represent past due payments of between 60 to 90 days or more. The industrial bank's general policy is to reverse from income previously accrued but unpaid interest. While a loan is classified under non-accrual status and the future collectability of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. Income on such loans is subsequently recognized only to the extent that cash is received and future collection of principal is probable. Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time. Interest income on non-accrual loans that would have been recognized during the year ended December 31, 2012, if all of such loans had been current in accordance with their original terms, totaled $138 thousand.

The following table sets forth the amount of the industrial bank's non-performing loans as of the dates indicated.

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(in thousands)				
Nonperforming Assets:					
Loans accounted for on a non-accrual basis	$2,597	$4,910	$2,441	$603	$—
Total	$2,597	$4,910	$2,441	$603	$—

Based on a variety of factors concerning the creditworthiness of its borrowers, the industrial bank determined that it had five non-performing assets as of December 31, 2012.

The industrial bank's allowance for loan losses is established through charges to earnings in the form of provision for loan losses. Loan losses are charged to, and recoveries are credited to, the allowance for loan losses. The provision for loan losses is determined after considering various factors, such as loan loss experience, maturity of the portfolio, size of the portfolio, borrower credit history, the existing allowance for loan losses, current charges and recoveries to the allowance for loan losses, the overall quality of the loan portfolio, and current economic conditions, as determined by management of the industrial bank, regulatory agencies and independent credit review specialists. While many of these factors are essentially a matter of judgment and may not be reduced to a mathematical formula, we believe that, in light of the collateral securing its loan portfolio, the industrial bank's current allowance for loan losses is an adequate allowance against probable losses incurred as of December 31, 2012.

The following table provides certain information with respect to the industrial bank's allowance for loan losses as well as charge-off and recovery activity.

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(in thousands, except percentages)				
Allowance for Loan Losses:					
Balance at beginning of year	$4,171	$3,271	$2,071	$1,600	$1,488
Charge-offs:					
Real estate—mortgage	278	—	—	—	—
Assigned lease payments	—	—	—	—	—
	278	—	—	—	—
Recoveries:					
Real estate—mortgage	—	—	—	—	—
Assigned lease payments	—	—	—	—	—
	—	—	—	—	—
Net (charge-offs) recoveries	—	—	—	—	—
Provision for losses	—	900	1,200	471	112
Balance at end of year	$3,893	$4,171	$3,271	$2,071	$1,600
Ratio of net charge-offs during the year to average loans outstanding during the year	0.23%	—%	—%	—%	—%

The adequacy of the industrial bank's allowance for loan losses is based on formula allocations and specific allocations. Formula allocations are made on a percentage basis, which is dependent on the underlying collateral, the type of loan, general economic conditions and historical losses. Specific allocations are made as problem or potential problem loans are identified and are based upon an evaluation by the industrial bank's management of the status of such loans. Specific allocations may be revised from time to time as the status of problem or potential problem loans changes.

The following table shows the allocation of the industrial bank's allowance for loan losses and the percent of loans in each category to total loans at the dates indicated.

	Year Ended December 31,									
	2012		2011		2010		2009		2008	
	Allowance	% of Loans	Allowance	% of Loans	Allowance	% of Loans	Allowance	% of Loans	Allowance	% of Loans
	(in thousands, except percentages)									
Loan Categories:										
Real estate-mortgage	$3,893	100	$4,171	100	$3,271	100	$2,071	100	$1,600	100
Other	—	—	—	—	—	—	—	—	—	—
	$3,893	100	$4,171	100	$3,271	100	$2,071	100	$1,600	100

Specialty Insurance Segment

Property and Casualty Insurance. Our property and casualty insurance business provides insurance coverage to residential homeowners and renters for liability losses and typical hazards such as fire, theft, vandalism and other types of property damage. We are licensed to issue policies in all 50 states and the District of Columbia and actively issue policies in 43 states. In our largest market, California, we also offer preferred risk auto insurance to better compete with other carriers offering bundled home and auto insurance. We market our property and casualty insurance business using both direct distribution channels, including cross-selling through our existing closing-service activities, and through a network of independent brokers. Reinsurance is used extensively to limit risk associated with natural disasters such as windstorms, winter storms, wildfires and earthquakes.

Home Warranties. Our home warranty business provides residential service contracts that cover residential systems, such as heating and air conditioning systems, and certain appliances against failures that occur as the result of normal usage during the coverage period. Most of these policies are issued on resale residences, although policies are also available in some instances for new homes. Coverage is typically for one year and is renewable annually at the option of the contract holder and upon our approval. Coverage and pricing typically vary by geographic region. Fees for the warranties generally are paid at the closing of the home purchase or directly by the consumer. Renewal premiums may be paid by a number of different options. In addition, the contract holder is responsible for a service fee for each trade call. First year warranties primarily are marketed through real estate brokers and agents, although we also market directly to consumers. We generally sell renewals directly to consumers. Our home warranty business currently operates in 39 states and the District of Columbia.

Corporate

The Company's corporate function consists primarily of certain financing facilities as well as the corporate services that support our business operations.

Regulation

Many of our subsidiaries are subject to extensive regulation by applicable domestic or foreign regulatory agencies. The extent of such regulation varies based on the industry involved, the nature of the business conducted by the subsidiary (for example, licensed title insurers are subject to a heightened level of regulation compared to underwritten title companies), the subsidiary's jurisdiction of organization and the jurisdictions in which it operates. In addition, the Company is subject to regulation as both an insurance holding company and a savings and loan holding company.

Our domestic subsidiaries that operate in the title insurance industry or the property and casualty insurance industry are subject to regulation by state insurance regulators. Each of our underwriters, or insurers, is regulated primarily by the insurance department or equivalent governmental body within the jurisdiction of its organization, which oversees compliance with the laws and regulations pertaining to such insurer. For example, our primary title insurance underwriter is a California corporation and, accordingly, is primarily regulated by the California Department of Insurance. Insurance regulations pertaining to insurers typically place limits on, among other matters, the ability of the insurer to pay dividends to its parent company or to enter into transactions with affiliates. They also may require approval of the insurance commissioner prior to a third party directly or indirectly acquiring "control" of the insurer.

In addition, our insurers are subject to the laws of other jurisdictions in which they transact business, which laws typically establish supervisory agencies with broad administrative powers relating to issuing and revoking licenses to transact business, regulating trade practices, licensing agents, approving policy forms, accounting practices and financial practices, establishing requirements pertaining to reserves and capital and surplus as regards policyholders, requiring the deferral of a portion of all premiums in a reserve for the protection of policyholders and the segregation of investments in a corresponding amount, establishing parameters regarding suitable investments for reserves, capital and surplus, and approving rate schedules. The manner in which rates are established or changed ranges from states which promulgate rates, to states where individual companies or associations of companies prepare rate filings which are submitted for approval, to a few states in which rate changes do not need to be filed for approval. In addition, each of our insurers is subject to periodic examination by regulatory authorities both within its jurisdiction of organization as well as the other jurisdictions where it is licensed to conduct business.

Our foreign insurance subsidiaries are regulated primarily by regulatory authorities in the regions, provinces and/or countries in which they operate and secondarily by the domestic regulator of First American Title Insurance Company as a part of the First American insurance holding company system. Each of these regions, provinces and countries has established a regulatory framework with respect to the oversight of compliance with its laws and regulations. Therefore, our foreign insurance subsidiaries are generally subject to regulatory review, examination, investigation and enforcement in a similar manner as our domestic insurance subsidiaries, subject to local variations.

Our underwritten title companies and property and casualty insurance agencies are also subject to certain regulation by insurance regulatory or banking authorities, including, but not limited to, minimum net worth requirements, licensing requirements, statistical reporting requirements, rate filing requirements and marketing restrictions.

In addition to state-level regulation, our domestic subsidiaries that operate in the insurance business, as well as our home warranty subsidiaries and certain other subsidiaries are subject to regulation by federal agencies, including the Consumer Financial Protection Bureau ("CFPB"). The CFPB has broad authority to regulate, among other areas, the mortgage and real estate markets in matters pertaining to consumers. This authority includes the enforcement of the Real Estate Settlement Procedures Act formerly placed with the Department of Housing and Urban Development. In addition to other activities, the CFPB has proposed regulations related to, among other things, the simplification of financing documentation and the required delivery of documentation by the lender to consumers in connection with the closing of a real estate transaction.

In addition, our home warranty and settlement services businesses are subject to regulation in some states by insurance authorities or other applicable regulatory entities. Our federal savings bank and industrial bank are both subject to regulation by the Federal Deposit Insurance Corporation. Our federal savings bank is regulated by the Office of the Comptroller of the Currency, with the Federal Reserve Board supervising its parent holding companies. The industrial bank is regulated by the California Department of Financial Institutions.

Investment Policies

The Company's investment portfolio activities such as policy setting, compliance reporting, portfolio reviews, and strategy are overseen by an investment committee made up of certain senior executives. Additionally, the Company's regulated subsidiaries, including title insurance underwriters, property and casualty insurance companies and banking entities, have established and maintain an investment committee to oversee their own investment portfolios. The Company's investment policies are designed to comply with regulatory requirements and to align the investment portfolio strategy with strategic objectives. For example, our federal savings bank is required to maintain at least 65 percent of its asset portfolio in loans or securities that are secured by real estate. Our federal savings bank currently does not make real estate loans, and therefore fulfills this regulatory requirement through investments in mortgage-backed securities. In addition, applicable law imposes certain restrictions upon the types and amounts of investments that may be made by our regulated insurance subsidiaries.

The Company's investment policies further provide that investments are to be managed to balance earnings, liquidity, regulatory and risk objectives, and that investments should not expose the Company to excessive levels of credit risk, interest risk or liquidity risk.

As of December 31, 2012, our debt and equity investment securities portfolio consists of approximately 93 percent of fixed income securities. As of that date, over 70 percent of our fixed income investments are held in securities that are United States government-backed or rated AAA, and approximately 99 percent of the fixed income portfolio is rated or classified as investment grade. Percentages are based on the amortized cost basis of the securities. Credit ratings are based on Standard & Poor's and Moody's published ratings. If a security was rated differently by both rating agencies, the lower of the two ratings was selected.

In addition to our debt and equity investment securities portfolio, we maintain certain money-market and other short-term investments. We also hold strategic equity investments in companies engaged in our businesses or similar or related businesses.

Employees

As of December 31, 2012, the Company employed 17,312 people on either a part-time or full-time basis.

Available Information

The Company maintains a website, www.firstam.com, which includes financial information and other information for investors, including open and closed title insurance orders (which typically are posted approximately 12 days after the end of each calendar month). The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through the "Investors" page of the website as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the Securities and Exchange Commission. The Company's website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K, or any other filing with the Securities and Exchange Commission unless the Company expressly incorporates such materials.

Item 1A. Risk Factors

You should carefully consider each of the following risk factors and the other information contained in this Annual Report on Form 10-K. The Company faces risks other than those listed here, including those that are unknown to the Company and others of which the Company may be aware but, at present, considers immaterial. Because of the following factors, as well as other variables affecting the Company's operating results, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

1. Conditions in the real estate market generally impact the demand for a substantial portion of the Company's products and services and the Company's claims experience

Demand for a substantial portion of the Company's products and services generally decreases as the number of real estate transactions in which its products and services are purchased decreases. The number of real estate transactions in which the Company's products and services are purchased decreases in the following situations:

- when mortgage interest rates are high or rising;
- when the availability of credit, including commercial and residential mortgage funding, is limited; and
- when real estate values are declining.

These circumstances, particularly declining real estate values and the increase in foreclosures that often results therefrom, also tend to adversely impact the Company's title claims experience.

2. Unfavorable economic conditions may have a material adverse effect on the Company

Uncertainty and negative trends in general economic conditions in the United States and abroad, including significant tightening of credit markets and a general decline in the value of real property, historically have created a difficult operating environment for the Company's businesses and other companies in its industries. In addition, the Company holds investments in entities, such as title agencies, settlement service providers and property and casualty insurance companies, and instruments, such as mortgage-backed securities, which may be negatively impacted by these conditions. The Company also owns a federal savings bank into which it deposits some of its own funds and some funds held in trust for third parties. This bank invests those funds and any realized losses incurred will be reflected in the Company's consolidated results. The likelihood of such losses, which generally would not occur if the Company were to deposit these funds in an unaffiliated entity, increases when economic conditions are unfavorable. Depending upon the ultimate severity and duration of any economic downturn, the resulting effects on the Company could be materially adverse, including a significant reduction in revenues, earnings and cash flows, challenges to the Company's ability to satisfy covenants or otherwise meet its obligations under debt facilities, difficulties in obtaining access to capital, challenges to the Company's ability to pay dividends at currently anticipated levels, deterioration in the value of its investments and increased credit risk from customers and others with obligations to the Company.

3. Unfavorable economic or other conditions could cause the Company to write off a portion of its goodwill and other intangible assets

The Company performs an impairment test of the carrying value of goodwill and other indefinite-lived intangible assets annually in the fourth quarter, or sooner if circumstances indicate a possible impairment. Finite-lived intangible assets are subject to impairment tests on a periodic basis. Factors that may be considered in connection with this review include, without limitation, underperformance relative to historical or projected future operating results, reductions in the Company's stock price and market capitalization, increased cost of capital and negative macroeconomic, industry and company-specific trends. These and other factors could lead to a conclusion that goodwill or other intangible assets are no longer fully recoverable, in which case the Company would be required to write off the portion believed to be unrecoverable. Total goodwill and other intangible assets reflected on the Company's consolidated balance sheet as of December 31, 2012 are $0.9 billion. Any substantial goodwill and other intangible asset impairments that may be required could have a material adverse effect on the Company's results of operations, financial condition and liquidity.

4. Failures at financial institutions at which the Company deposits funds could adversely affect the Company

The Company deposits substantial funds in financial institutions. These funds include amounts owned by third parties, such as escrow deposits. Should one or more of the financial institutions at which deposits are maintained fail, there is no guarantee that the Company would recover the funds deposited, whether through Federal Deposit Insurance Corporation coverage or otherwise. In the event of any such failure, the Company also could be held liable for the funds owned by third parties.

5. Changes in government regulation could prohibit or limit the Company's operations, make it more burdensome to conduct such operations or result in decreased demand for the Company's products and services

Many of the Company's businesses, including its title insurance, property and casualty insurance, home warranty, banking, trust and investment businesses, are regulated by various federal, state, local and foreign governmental agencies. These and other of the Company's businesses also operate within statutory guidelines. The industry in which the Company operates and the markets into which it sells its products are also regulated and subject to statutory guidelines. Changes in the applicable regulatory environment, statutory guidelines or interpretations of existing regulations or statutes, enhanced governmental oversight or efforts by governmental agencies to cause customers to refrain from using the Company's products or services could prohibit or limit its future operations or make it more burdensome to conduct such operations or result in decreased demand for the Company's products and services. The impact of these changes would be more significant if they involve jurisdictions in which the Company generates a greater portion of its title premiums, such as the states of Arizona, California, Florida, Michigan, New York, Ohio, Pennsylvania and Texas and the province of Ontario, Canada. These changes may compel the Company to reduce its prices, may restrict its ability to implement price increases or acquire assets or businesses, may limit the manner in which the Company conducts its business or otherwise may have a negative impact on its ability to generate revenues, earnings and cash flows.

6. Scrutiny of the Company's businesses and the industries in which it operates by governmental entities and others could adversely affect its operations and financial condition

The real estate settlement services industry, an industry in which the Company generates a substantial portion of its revenue and earnings, is subject to heightened scrutiny by regulators, legislators, the media and plaintiffs' attorneys. Though often directed at the industry generally, these groups may also focus their attention directly on the Company's businesses. In either case, this scrutiny may result in changes which could adversely affect the Company's operations and, therefore, its financial condition and liquidity.

Governmental entities have routinely inquired into certain practices in the real estate settlement services industry to determine whether certain of the Company's businesses or its competitors have violated applicable laws, which include, among others, the insurance codes of the various jurisdictions and the Real Estate Settlement Procedures Act and similar state, federal and foreign laws. Departments of insurance in the various states, federal regulators and applicable regulators in international jurisdictions, either separately or together, also periodically conduct targeted inquiries into the practices of title insurance companies and other settlement services providers in their respective jurisdictions.

Further, from time to time plaintiffs' lawyers may target the Company and other members of the Company's industry with lawsuits claiming legal violations or other wrongful conduct. These lawsuits may involve large groups of plaintiffs and claims for substantial damages. Any of these types of inquiries or proceedings may result in a finding of a violation of the law or other wrongful conduct and may result in the payment of fines or damages or the imposition of restrictions on the Company's conduct which could impact its operations and financial condition. Moreover, these laws and standards of conduct often are ambiguous and, thus, it may be difficult to ensure compliance. This ambiguity may force the Company to mitigate its risk by settling claims or by ending practices that generate revenues, earnings and cash flows.

7. Regulation of title insurance rates could adversely affect the Company's results of operations

Title insurance rates are subject to extensive regulation, which varies from state to state. In many states the approval of the applicable state insurance regulator is required prior to implementing a rate change. This regulation could hinder the Company's ability to promptly adapt to changing market dynamics through price adjustments, which could adversely affect its results of operations, particularly in a rapidly declining market.

8. Reform of government-sponsored enterprises could negatively impact the Company

Historically a substantial proportion of home loans originated in the United States were sold to and, generally, resold in a securitized form by, the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). As a condition to the purchase of a home loan Fannie Mae and Freddie Mac generally required the purchase of title insurance for their benefit and, as applicable, the benefit of the holders of home loans they may have securitized. The federal government currently is considering various alternatives to reform Fannie Mae and Freddie Mac. The role, if any, that these enterprises or other enterprises fulfilling a similar function will play in the mortgage process following the adoption of any reforms is not currently known. The timing of the adoption and, thereafter, the implementation of the reforms is similarly unknown. Due to the significance of the role of these enterprises, the mortgage process itself may substantially change as a result of these reforms and related discussions. It is possible that these entities, as reformed, or the successors to these entities may require changes to the way title insurance is priced or delivered, changes to standard policy terms or other changes which may make the title insurance business less profitable. These reforms may also alter the home loan market, such as by causing higher mortgage interest rates due to decreased governmental support of mortgage-backed securities. These consequences could be materially adverse to the Company and its financial condition.

9. The Company may find it difficult to acquire necessary data

Certain data used and supplied by the Company are subject to regulation by various federal, state and local regulatory authorities. Compliance with existing federal, state and local laws and regulations with respect to such data has not had a material adverse effect on the Company's results of operations, financial condition or liquidity to date. Nonetheless, federal, state and local laws and regulations in the United States designed to protect the public from the misuse of personal information in the marketplace and adverse publicity or potential litigation concerning the commercial use of such information may affect the Company's operations and could result in substantial regulatory compliance expense, litigation expense and a loss of revenue. The suppliers of data to the Company face similar burdens and, consequently, the Company may find it financially burdensome to acquire necessary data.

10. Product migration may result in decreased revenue

Customers of many real estate settlement services the Company provides increasingly require these services to be delivered faster, cheaper and more efficiently. Many of the traditional products it provides are labor and time intensive. As these customer pressures increase, the Company may be forced to replace traditional products with automated products that can be delivered electronically and with limited human processing. Because many of these traditional products have higher prices than corresponding automated products, the Company's revenues may decline.

11. Changes in the Company's relationships with large mortgage lenders could adversely affect the Company

A relatively small number of lenders originate a majority of the mortgages in the United States and Canada. Due to the consolidated nature of the industry, the Company derives a significant percentage of its revenues from a relatively small base of lenders, and their borrowers, which enhances the negotiating power of these lenders with respect to the pricing and the terms on which they purchase the Company's products and other matters. These circumstances could adversely affect the Company's revenues and profitability. Changes in the Company's relationship with any of these lenders, the loss of all or a portion of the business the Company derives from these lenders or any refusal of these lenders to accept the Company's policies could have a material adverse effect on the Company.

12. A downgrade by ratings agencies, reductions in statutory capital and surplus maintained by the Company's title insurance underwriters or a deterioration in other measures of financial strength may negatively affect the Company's results of operations and competitive position

Certain of the Company's customers use measurements of the financial strength of the Company's title insurance underwriters, including, among others, ratings provided by ratings agencies and levels of statutory capital and surplus maintained by those underwriters, in determining the amount of a policy they will accept and the amount of reinsurance required. Each of the major ratings agencies currently rates the Company's title insurance operations. The Company's principal title insurance underwriter's financial strength ratings are "A3" by Moody's Investor Services, Inc., "A-" by Fitch Ratings Ltd., "BBB+" by Standard & Poor's Ratings Services and "A-" by A.M. Best Company, Inc. These ratings provide the agencies' perspectives on the financial strength, operating performance and cash generating ability of those operations. These agencies continually review these ratings and the ratings are subject to change. Statutory capital and surplus, or the amount by which statutory assets exceed statutory liabilities, is also a measure of financial strength. The Company's principal title insurance underwriter maintained approximately $959.0 million of total statutory capital and surplus as of December 31, 2012. Accordingly, if the ratings or statutory capital and surplus of these title insurance underwriters are reduced from their current levels, or if there is a deterioration in other measures of financial strength, the Company's results of operations, competitive position and liquidity could be adversely affected.

13. The Company's investment portfolio is subject to certain risks and could experience losses

The Company maintains a substantial investment portfolio, primarily consisting of fixed income securities (including mortgage-backed securities). The investment portfolio also includes money-market and other short-term investments, as well as some preferred and common stock. Securities in the Company's investment portfolio are subject to certain economic and financial market risks, such as credit risk, interest rate (including call, prepayment and extension) risk and/or liquidity risk. The risk of loss associated with the portfolio is increased during periods of instability in credit markets and economic conditions. If the carrying value of the investments exceeds the fair value, and the decline in fair value is deemed to be other-than-temporary, the Company will be required to write down the value of the investments, which could have a material adverse effect on the Company's results of operations, statutory surplus and financial condition.

14. The Company's pension plan is currently underfunded and pension expenses and funding obligations could increase significantly as a result of weak performance of financial markets and its effect on plan assets

The Company is responsible for the obligations of its defined benefit pension plan, which it assumed from its former parent, The First American Corporation, on June 1, 2010 in connection with the spin-off transaction which was consummated on that date. The plan was closed to new entrants effective December 31, 2001 and amended to "freeze" all benefit accruals as of April 30, 2008. The Company's future funding obligations for this plan depend upon, among other factors, the future performance of assets held in trust for the plan and interest rates. The pension plan was underfunded as of December 31, 2012 by approximately $130.2 million and the Company may need to make significant contributions to the plan. In addition, pension expenses and funding requirements may also be greater than currently anticipated if the market values of the assets held by the pension plan decline or if the other assumptions regarding plan earnings, expenses and interest rates require adjustment. The Company's obligations under this plan could have a material adverse effect on its results of operations, financial condition and liquidity.

15. Actual claims experience could materially vary from the expected claims experience reflected in the Company's reserve for incurred but not reported claims

The Company maintains a reserve for incurred but not reported ("IBNR") claims pertaining to its title, escrow and other insurance and guarantee products. The majority of this reserve pertains to title insurance policies, which are long-duration contracts with the majority of the claims reported within the first few years following the issuance of the policy. Generally, 75 to 85 percent of claim amounts become known in the first six years of the policy life, and the majority of IBNR reserves relate to the six most recent policy years. A material change in expected ultimate losses and corresponding loss rates for policy years older than six years, while possible, is not considered reasonably likely. However, changes in expected ultimate losses and corresponding loss rates for recent policy years are considered likely and could result in a material adjustment to the IBNR reserves. Based on historical experience, management believes a 50 basis point change to the loss rates for the most recent policy years, positive or negative, is reasonably likely given the long duration nature of a title insurance policy. For example, if the expected ultimate losses for each of the last six policy years increased or decreased by 50 basis points, the resulting impact on the Company's IBNR reserve would be an increase or decrease, as the case may be, of $110.5 million. The estimates made by management in determining the appropriate level of IBNR reserves could ultimately prove to be materially different from actual claims experience.

16. The issuance of the Company's title insurance policies and related activities by title agents, which operate with substantial independence from the Company, could adversely affect the Company

The Company's title insurance subsidiaries issue a significant portion of their policies through title agents that operate with a substantial degree of independence from the Company. While these title agents are subject to certain contractual limitations that are designed to limit the Company's risk with respect to their activities, there is no guarantee that the agents will fulfill their contractual obligations to the Company. In addition, regulators are increasingly seeking to hold the Company responsible for the actions of these title agents and, under certain circumstances, the Company may be held liable directly to third parties for actions (including defalcations) or omissions of these agents. As a result, the Company's use of title agents could result in increased claims on the Company's policies issued through agents and an increase in other costs and expenses.

17. Systems interruptions and intrusions, wire transfer errors and unauthorized data disclosures may impair the delivery of the Company's products and services, harm the Company's reputation and result in material claims for damages

System interruptions and intrusions may impair the delivery of the Company's products and services, resulting in a loss of customers and a corresponding loss in revenue. The Company's businesses depend heavily upon computer systems located in its data centers. Certain events beyond the Company's control, including natural disasters, telecommunications failures and intrusions into the Company's systems by third parties could temporarily or permanently interrupt the delivery of products and services. These interruptions also may interfere with suppliers' ability to provide necessary data and employees' ability to attend work and perform their responsibilities. The Company also relies on its systems, employees and domestic and international banks to transfer funds. These transfers are susceptible to user input error, fraud, system interruptions or intrusions, incorrect processing and similar errors that could result in lost funds that may be significant. As part of its business, the Company maintains non-public personal information on consumers. There can be no assurance that unauthorized disclosure will not occur either through system intrusions or the actions of third parties or employees. Unauthorized disclosures could adversely affect the Company's reputation and expose it to material claims for damages.

18. The Company may not be able to realize the benefits of its offshore strategy

The Company utilizes lower cost labor in foreign countries, such as India and the Philippines, among others. These countries are subject to relatively high degrees of political and social instability and may lack the infrastructure to withstand natural disasters. Such disruptions could decrease efficiency and increase the Company's costs in these countries. Weakness of the United States dollar in relation to the currencies used in these foreign countries may also reduce the savings achievable through this strategy. Furthermore, the practice of utilizing labor based in foreign countries is subject to heightened scrutiny in the United States and, as a result, some of the Company's customers may require it to use labor based in the United States. Laws or regulations that require the Company to use labor based in the United States or effectively increase the cost of the Company's foreign labor also could be enacted. The Company may not be able to pass on these increased costs to its customers.

19. As a holding company, the Company depends on distributions from its subsidiaries, and if distributions from its subsidiaries are materially impaired, the Company's ability to declare and pay dividends may be adversely affected; in addition, insurance and other regulations limit the amount of dividends, loans and advances available from the Company's insurance subsidiaries

The Company is a holding company whose primary assets are investments in its operating subsidiaries. The Company's ability to pay dividends is dependent on the ability of its subsidiaries to pay dividends or repay funds. If the Company's operating subsidiaries are not able to pay dividends or repay funds, the Company may not be able to fulfill parent company obligations and/or declare and pay dividends to its stockholders. Moreover, pursuant to insurance and other regulations under which the Company's insurance subsidiaries operate, the amount of dividends, loans and advances available is limited. As of December 31, 2012, under such regulations, the maximum amount of dividends, loans and advances available in 2013 from these insurance subsidiaries, without prior approval from applicable regulators, was $405.4 million.

20. Certain provisions of the Company's bylaws and certificate of incorporation may reduce the likelihood of any unsolicited acquisition proposal or potential change of control that the Company's stockholders might consider favorable

The Company's bylaws and certificate of incorporation contain provisions that could be considered "anti-takeover" provisions because they make it harder for a third-party to acquire the Company without the consent of the Company's incumbent board of directors. Under these provisions:

- election of the Company's board of directors is staggered such that only one-third of the directors are elected by the stockholders each year and the directors serve three year terms prior to reelection;
- stockholders may not remove directors without cause, change the size of the board of directors or, except as may be provided for in the terms of preferred stock the Company issues in the future, fill vacancies on the board of directors;
- stockholders may act only at stockholder meetings and not by written consent;
- stockholders must comply with advance notice provisions for nominating directors or presenting other proposals at stockholder meetings; and
- the Company's board of directors may without stockholder approval issue preferred shares and determine their rights and terms, including voting rights, or adopt a stockholder rights plan.

While the Company believes that they are appropriate, these provisions, which may only be amended by the affirmative vote of the holders of approximately 67 percent of the Company's issued voting shares, could have the effect of discouraging an unsolicited acquisition proposal or delaying, deferring or preventing a change of control transaction that might involve a premium price or otherwise be considered favorably by the Company's stockholders.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

We maintain our executive offices at MacArthur Place in Santa Ana, California. This office campus consists of five office buildings, a technology center and a two-story parking structure, totaling approximately 490,000 square feet. Three office buildings, totaling approximately 210,000 square feet, and the fixtures thereto and underlying land, are subject to a deed of trust and security agreement securing payment of a promissory note evidencing a loan made in October 2003, to our principal title insurance subsidiary in the original sum of $55 million. This loan is payable in monthly installments of principal and interest, is fully amortizing and matures November 1, 2023. The outstanding principal balance of this loan was $36.9 million as of December 31, 2012. The technology center referred to above is primarily utilized and maintained by the Company but also houses physically segregated servers belonging to and maintained by an unrelated third party.

One of our subsidiaries in the title insurance and services segment leases an aggregate of approximately 126,000 square feet of office space in four buildings of the International Technology Park in Bangalore, India pursuant to various lease agreements. Most of the space is leased pursuant to agreements that expire in 2014 and the current term of the other lease expires in 2015.

The office facilities we occupy are, in all material respects, in good condition and adequate for their intended use.

Item 3. Legal Proceedings

The Company and its subsidiaries are parties to a number of non-ordinary course lawsuits. Frequently these lawsuits are similar in nature to other lawsuits pending against the Company's competitors.

For those non-ordinary course lawsuits where the Company has determined that a loss is both probable and reasonably estimable, a liability representing the best estimate of the Company's financial exposure based on known facts has been recorded. Actual losses may materially differ from the amounts recorded.

For a substantial majority of these lawsuits, however, it is not possible to assess the probability of loss. Most of these lawsuits are putative class actions which require a plaintiff to satisfy a number of procedural requirements before proceeding to trial. These requirements include, among others, demonstration to a court that the law proscribes in some manner the Company's activities, the making of factual allegations sufficient to suggest that the Company's activities exceeded the limits of the law and a determination by the court—known as class certification—that the law permits a group of individuals to pursue the case together as a class. In certain instances the Company may also be able to compel the plaintiff to arbitrate its claim on an individual basis. If these procedural requirements are not met, either the lawsuit cannot proceed or, as is the case with class certification or compelled arbitration, the plaintiffs lose the financial incentive to proceed with the case (or the amount at issue effectively becomes de minimus). Frequently, a court's determination as to these procedural requirements is subject to appeal to a higher court. As a result of, among other factors, ambiguities and inconsistencies in the myriad laws applicable to the Company's business and the uniqueness of the factual issues presented in any given lawsuit, the Company often cannot determine the probability of loss until a court has finally determined that a plaintiff has satisfied applicable procedural requirements.

Furthermore, because most of these lawsuits are putative class actions, it is often impossible to estimate the possible loss or a range of loss amounts, even where the Company has determined that a loss is reasonably possible. Generally class actions involve a large number of people and the effort to determine which people satisfy the requirements to become plaintiffs—or class members—is often time consuming and burdensome. Moreover, these lawsuits raise complex factual issues which result in uncertainty as to their outcome and, ultimately, make it difficult for the Company to estimate the amount of damages which a plaintiff might successfully prove. In addition, many of the Company's businesses are regulated by various federal, state, local and foreign governmental agencies and are subject to numerous statutory guidelines. These regulations and statutory guidelines often are complex, inconsistent or ambiguous, which results in additional uncertainty as to the outcome of a given lawsuit—including the amount of damages a plaintiff might be afforded—or makes it difficult to analogize experience in one case or jurisdiction to another case or jurisdiction.

Most of the non-ordinary course lawsuits to which the Company and its subsidiaries are parties challenge practices in the Company's title insurance business, though a limited number of cases also pertain to the Company's other businesses. These lawsuits include, among others, cases alleging, among other assertions, that the Company, one of its subsidiaries and/or one of its agents:

- charged an improper rate for title insurance in a refinance transaction, including
  - Hamilton v. First American Title Insurance Company, et al., filed on August 25, 2008 and pending in the Superior Court of the State of North Carolina, Wake County,
  - Haskins v. First American Title Insurance Company, filed on September 29, 2010 and pending in the United States District Court of New Jersey,
  - Lang v. First American Title Insurance Company of New York, filed on March 9, 2012 and pending in the United States District Court of New York,
  - Levine v. First American Title Insurance Company, filed on February 26, 2009 and pending in the United States District Court of Pennsylvania,
  - Lewis v. First American Title Insurance Company, filed on November 28, 2006 and pending in the United States District Court for the District of Idaho,
  - Mitchell-Tracey v. First American Title Insurance Company, et al., filed on April 30, 2012 and pending in the United States District Court for the Northern District of Maryland,

- Raffone v. First American Title Insurance Company, filed on February 14, 2004 and pending in the Circuit Court, Nassau County, Florida, and

- Slapikas v. First American Title Insurance Company, filed on December 19, 2005 and pending in the United States District Court for the Western District of Pennsylvania.

All of these lawsuits are putative class actions. A court has only granted class certification in Hamilton, Lewis, Raffone and Slapikas. For the reasons stated above, the Company has been unable to assess the probability of loss or estimate the possible loss or the range of loss or, where the Company has been able to make an estimate, the Company believes the amount is immaterial to the financial statements as a whole.

- purchased minority interests in title insurance agents as an inducement to refer title insurance underwriting business to the Company or gave items of value to title insurance agents and others for referrals of business, in each case in violation of the Real Estate Settlement Procedures Act, including

  - Edwards v. First American Financial Corporation, filed on June 12, 2007 and pending in the United States District Court for the Central District of California.

  In Edwards a narrow class has been certified. For the reasons stated above, the Company has been unable to assess the probability of loss or estimate the possible loss or the range of loss.

- conspired with its competitors to fix prices or otherwise engaged in anticompetitive behavior, including

  - Klein v. First American Title Insurance Company, et al., filed on July 10, 2012 and pending in the United States District Court for the District of Columbia.

  Klein is a putative class action for which a class has not been certified. For the reasons described above, the Company has not yet been able to assess the probability of loss or estimate the possible loss or the range of loss.

- engaged in the unauthorized practice of law, including

  - Gale v. First American Title Insurance Company, et al., filed on October 16, 2006 and pending in the United States District Court of Connecticut, and

  - Katin v. First American Signature Services, Inc., et al., filed on May 9, 2007 and pending in the United States District Court of Massachusetts.

  Katin is a putative class action for which a class has not been certified. The class originally certified in Gale was subsequently decertified. For the reasons described above, the Company has not yet been able to assess the probability of loss or estimate the possible loss or the range of loss.

- failed to pay required compensation and provide required rest periods, including

  - Bartko v. First American Title Insurance Company, filed on November 8, 2011, and pending in the Superior Court of the State of California, Los Angeles.

  Bartko is a putative class action for which a class has not been certified. For the reasons described above, the Company has not yet been able to assess the probability of loss or estimate the possible loss or the range of loss.

- overcharged or improperly charged fees for products and services provided in connection with the closing of real estate transactions, denied home warranty claims, recorded telephone calls, acted as an unauthorized trustee and gave items of value to developers, builders and others as inducements to refer business in violation of certain other laws, such as consumer protection laws and laws generally prohibiting unfair business practices, and certain obligations, including

- Carrera v. First American Home Buyers Protection Corporation, filed on September 23, 2009 and pending in the Superior Court of the State of California, County of Los Angeles,
- Chassen v. First American Financial Corporation, et al., filed on January 22, 2009 and pending in the United States District Court of New Jersey,
- Coleman v. First American Home Buyers Protection Corporation, et al., filed on August 24, 2009 and pending in the Superior Court of the State of California, County of Los Angeles,
- Eide v. First American Title Company, filed on February 26, 2010 and pending in the Superior Court of the State of California, County of Kern,
- Gunning v. First American Title Insurance Company, filed on July 14, 2008 and pending in the United States District Court for the Eastern District of Kentucky,
- Kaufman v. First American Financial Corporation, et al., filed on December 21, 2007 and pending in the Superior Court of the State of California, County of Los Angeles,
- Kirk v. First American Financial Corporation, filed on June 15, 2006 and pending in the Superior Court of the State of California, County of Los Angeles,
- Muehling v. First American Title Company, filed on December 11, 2012 and pending in the Superior Court of the State of California, County of Alameda,
- Sjobring v. First American Financial Corporation, et al., filed on February 25, 2005 and pending in the Superior Court of the State of California, County of Los Angeles,
- Smith v. First American Title Insurance Company, filed on November 23, 2011 and pending in the United States District Court for the Western District of Washington,
- Tavenner v. Talon Group, filed on August 18, 2009 and pending in the United States District Court for the Western District of Washington, and
- Wilmot v. First American Financial Corporation, et al., filed on April 20, 2007 and pending in the Superior Court of the State of California, County of Los Angeles.

All of these lawsuits, except Kirk, Sjobring, and Tavenner, are putative class actions for which a class has not been certified. In Sjobring a class was certified but that certification was subsequently vacated. For the reasons described above, the Company has not yet been able to assess the probability of loss or estimate the possible loss or the range of loss.

While some of the lawsuits described above may be material to the Company's operating results in any particular period if an unfavorable outcome results, the Company does not believe that any of these lawsuits will have a material adverse effect on the Company's overall financial condition or liquidity.

The Company also is a party to non-ordinary course lawsuits other than those described above. With respect to these lawsuits, the Company has determined either that a loss is not reasonably possible or that the estimated loss or range of loss, if any, is not material to the financial statements as a whole.

The Company's title insurance, property and casualty insurance, home warranty, banking, thrift, trust and investment advisory businesses are regulated by various federal, state and local governmental agencies. Many of the Company's other businesses operate within statutory guidelines. Consequently, the Company may from time to time be subject to examination or investigation by such governmental agencies. Currently, governmental agencies are examining or investigating certain of the Company's operations. These exams or investigations include inquiries into, among other matters, pricing and rate setting practices in the title insurance industry, competition in the title insurance industry, real estate settlement service customer acquisition and retention practices and agency relationships. With respect to matters where the Company has determined that a loss is both probable and reasonably estimable, the Company has recorded a liability representing its best estimate of the financial exposure based on known facts. While the ultimate disposition of each such exam or investigation is not yet determinable, the Company does not believe that individually or in the aggregate they will have a material adverse effect on the Company's financial condition, results of operations or cash flows. These exams or investigations could, however, result in changes to the Company's business practices which could ultimately have a material adverse impact on the Company's financial condition, results of operations or cash flows.

The Company and its subsidiaries also are involved in numerous ongoing routine legal and regulatory proceedings related to their operations. While the ultimate disposition of each proceeding is not determinable, the ultimate resolution of any of such proceedings, individually or in the aggregate, could have a material adverse effect on the Company's financial condition, results of operations or cash flows in the period of disposition.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Stock Market Prices and Dividends

The Company's common stock trades on the New York Stock Exchange (ticker symbol FAF). The approximate number of record holders of common stock on February 19, 2013, was 2,894.

High and low stock prices and dividends declared for 2012 and 2011 are set forth in the table below.

	2012		2011	
Period	High-low range	Cash dividends	High-low range	Cash dividends
Quarter Ended March 31	$12.45-$16.96	$0.08	$14.45-$17.37	$0.06
Quarter Ended June 30	$15.17-$17.91	$0.08	$14.50-$16.68	$0.06
Quarter Ended September 30	$16.40-$22.49	$0.08	$12.45-$16.36	$0.06
Quarter Ended December 31	$21.35-$24.98	$0.12	$10.51-$13.72	$0.06

We expect that the Company will continue to pay quarterly cash dividends at or above the current level. The timing, declaration and payment of future dividends, however, falls within the discretion of the Company's board of directors and will depend upon many factors, including the Company's financial condition and earnings, the capital requirements of our businesses, industry practice, restrictions imposed by applicable law and any other factors the board of directors deems relevant from time to time. In addition, the ability to pay dividends also is potentially affected by the restrictions described in Note 2 Statutory Restrictions on Investments and Stockholders' Equity to the consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of Part II of this report.

Unregistered Sales of Equity Securities

During the year ended December 31, 2012, the Company did not issue any unregistered common stock.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Pursuant to the share repurchase program initially announced by the Company on March 16, 2011, which has no expiration date, the Company may repurchase up to $150.0 million of the Company's issued and outstanding common stock. In 2012, the Company did not repurchase any shares under this plan. Cumulatively the Company has repurchased $2.5 million (including commissions) of its shares and has the authority to repurchase an additional $147.5 million (including commissions) under the plan.

Stock Performance Graph

The following performance graph and related information shall not be deemed "soliciting material" or "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, each as amended, except to the extent that it is specifically incorporated by reference into such filing.

The following graph compares the cumulative total stockholder return on the Company's common stock with the corresponding cumulative total returns of the Russell 2000 Financial Services Index and a peer group index for the period from June 2, 2010, the first day the Company's common stock traded in the regular way market on the New York Stock Exchange, through December 31, 2012. The comparison assumes an investment of $100 on June 2, 2010 and reinvestment of dividends. This historical performance is not indicative of future performance.



Comparison of Cumulative Total Returns
Among First American Financial Corporation,
Custom Peer Group, and Russell 2000 Financial Services Index
$200
$190
$180
$170
$160
$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
Jun-10
Dec-10
Dec-11
Dec-12
First American Financial Corp
Custom Peer Group
Russell 2000 Fin Svcs Index

Comparison of Cumulative Total Return

	First American Financial Corporation (FAF) (1)	Custom Peer Group (1)(2)	Russell 2000 Financial Services Index (1)
June 2, 2010	$100	$100	$100
December 31, 2010	$104	$105	$112
December 31, 2011	$ 90	$110	$109
December 31, 2012	$174	$129	$132

(1) As calculated by Bloomberg Financial Services, to include reinvestment of dividends.

(2) The peer group consists of the following companies: American Financial Group, Inc.; Assurant, Inc.; Cincinnati Financial Corporation; Fidelity National Financial, Inc.; The Hanover Insurance Group, Inc.; Kemper Corporation; Lender Processing Services, Inc.; Mercury General Corporation; Old Republic International Corp.; White Mountains Insurance Group Ltd.; and W.R. Berkley Corporation each of which operates in a business similar to a business operated by the Company. The compensation committee of the Company utilizes the compensation practices of these companies as benchmarks in setting the compensation of its executive officers.

Item 6. Selected Financial Data

The selected historical consolidated financial data for First American Financial Corporation (the "Company") as of and for the five-year period ended December 31, 2012, have been derived from the Company's consolidated and combined financial statements. The selected historical consolidated financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto, "Item 1—Business," and "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations."

The Company became a publicly traded company in connection with its spin-off from its prior parent, The First American Corporation ("TFAC"), on June 1, 2010 (the "Separation"). The Company's historical financial statements prior to June 1, 2010 have been derived from the consolidated financial statements of TFAC and represent carve-out stand-alone combined financial statements. The combined financial statements prior to June 1, 2010 include items attributable to the Company and allocations of general corporate expenses from TFAC. As a result, the Company's selected historical consolidated financial data prior to June 1, 2010 do not necessarily reflect what its financial position or results of operations would have been if it had been operated as a stand-alone public entity during the periods covered prior to June 1, 2010, and may not be indicative of the Company's future results of operations and financial position. See Note 1 Description of the Company to the consolidated financial statements for further discussion of the Separation and basis of presentation.

First American Financial Corporation and Subsidiary Companies

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(in thousands, except percentages, per share amounts and employee data)				
Revenues	$4,541,821	$3,820,574	$3,906,612	$4,046,834	$4,367,725
Net income (loss)	$ 301,728	$ 78,579	$ 128,956	$ 134,277	$ (72,482)
Net income attributable to noncontrolling interests	$ 687	$ 303	$ 1,127	$ 11,888	$ 11,523
Net income (loss) attributable to the Company	$ 301,041	$ 78,276	$ 127,829	$ 122,389	$ (84,005)
Total assets	$6,050,847	$5,362,210	$5,821,612	$5,530,281	$5,720,757
Notes and contracts payable	$ 229,760	$ 299,975	$ 293,817	$ 119,313	$ 153,969
Allocated portion of TFAC debt *(Note A)*	$ —	$ —	$ —	$ 140,000	$ 140,000
Stockholders' equity or TFAC's invested equity *(Note B)*	$2,348,065	$2,028,600	$1,980,017	$2,019,800	$1,891,841
Return on average stockholders' equity or TFAC's invested equity	13.8%	3.9%	6.4%	6.3%	(4.4)%
Dividends on common shares *(Note C)*	$ 37,612	$ 24,784	$ 18,553	$ —	$ —
Per share of common stock *(Note D)*—					
Net income (loss) attributable to the Company:					
Basic	$ 2.83	$ 0.74	$ 1.22	$ 1.18	$ (0.81)
Diluted	$ 2.77	$ 0.73	$ 1.20	$ 1.18	$ (0.81)
Stockholders' equity or TFAC's invested equity	$ 21.90	$ 19.24	$ 18.96	$ 19.42	$ 18.19
Cash dividends declared	$ 0.36	$ 0.24	$ 0.18	$ —	$ —
Number of common shares outstanding *(Note E)*—					
Weighted average during the year:					
Basic	106,307	105,197	104,134	104,006	104,006
Diluted	108,542	106,914	106,177	104,006	104,006
End of year	107,239	105,410	104,457	104,006	104,006
Other Operating Data (unaudited):					
Title orders opened *(Note F)*	1,635	1,254	1,469	1,771	1,780
Title orders closed *(Note F)*	1,192	918	1,079	1,301	1,239
Number of employees *(Note G)*	17,312	16,117	16,879	13,963	15,147

Note A—Prior to the Separation, a portion of TFAC's combined debt, in the amount of $140.0 million, was allocated to the Company based on amounts directly incurred for the Company's benefit. In connection with the Separation, the Company borrowed $200.0 million under its revolving credit facility and transferred such funds to CoreLogic, which fully satisfied the Company's $140.0 million allocated portion of TFAC debt.

Note B—Stockholders' equity refers to the stockholders of the Company and excludes noncontrolling interests. TFAC's invested equity refers to the net assets of the Company which reflects TFAC's investment in the Company prior to the Separation and excludes noncontrolling interests.

Note C—The Company did not declare and/or pay dividends prior to the Separation as it was not a stand-alone publicly traded company until the Separation.

Note D—Per share information relating to net income is based on weighted-average number of shares outstanding for the years presented. Per share information relating to stockholders' equity is based on shares outstanding at the end of each year.

Note E—Number of common shares outstanding for years 2010 and prior were computed using the number of shares of common stock outstanding immediately following the Separation, as if such shares were outstanding for the entire period prior to the Separation.

Note F—Title order volumes are those processed by the direct domestic title operations of the Company and do not include orders processed by agents.

Note G—Number of employees is based on actual employee headcount. The increase in headcount in 2010 was due to certain offshore functions being performed internally by the Company that prior to the Separation were performed by TFAC. This increase in headcount is substantially related to employees employed outside of the United States.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Spin-off

The Company became a publicly traded company following its spin-off from its prior parent, The First American Corporation ("TFAC") on June 1, 2010 (the "Separation"). On that date, TFAC distributed all of the Company's outstanding shares to the record date shareholders of TFAC on a one-for-one basis (the "Distribution"). After the Distribution, the Company owns TFAC's financial services businesses and TFAC, which reincorporated and assumed the name CoreLogic, Inc. ("CoreLogic"), continues to own its information solutions businesses. The Company's common stock trades on the New York Stock Exchange under the "FAF" ticker symbol and CoreLogic's common stock trades on the New York Stock Exchange under the ticker symbol "CLGX."

To effect the Separation, TFAC and the Company entered into a Separation and Distribution Agreement (the "Separation and Distribution Agreement") that governs the rights and obligations of the Company and CoreLogic regarding the Distribution. It also governs the relationship between the Company and CoreLogic subsequent to the completion of the Separation and provides for the allocation between the Company and CoreLogic of TFAC's assets and liabilities. The Separation and Distribution Agreement identifies assets, liabilities and contracts that were allocated between CoreLogic and the Company as part of the Separation and describes the transfers, assumptions and assignments of these assets, liabilities and contracts. In particular, the Separation and Distribution Agreement provides that, subject to the terms and conditions contained therein:

- All of the assets and liabilities primarily related to the Company's business—primarily the business and operations of TFAC's title insurance and services segment and specialty insurance segment—have been retained by or transferred to the Company;
- All of the assets and liabilities primarily related to CoreLogic's business—primarily the business and operations of TFAC's data and analytic solutions, information and outsourcing solutions and risk mitigation and business solutions segments—have been retained by or transferred to CoreLogic;
- On the record date for the Distribution, TFAC issued to the Company and its principal title insurance subsidiary, First American Title Insurance Company ("FATICO"), a number of shares of its common stock that resulted in the Company and FATICO collectively owning 12.9 million shares of CoreLogic's common stock immediately following the Separation, all of which have subsequently been sold. See Note 19 Transactions with CoreLogic/TFAC to the consolidated financial statements for further discussion of the CoreLogic stock;
- The Company effectively assumed $200.0 million of the outstanding liability for indebtedness under TFAC's senior secured credit facility through the Company's borrowing and transferring to CoreLogic of $200.0 million under the Company's credit facility in connection with the Separation. See Note 10 Notes and Contracts Payable to the consolidated financial statements for further discussion of the Company's credit facility.

The Separation resulted in a net distribution from the Company to TFAC of $151.4 million. In connection with such distribution, the Company assumed $22.1 million of accumulated other comprehensive loss, net of tax, which was primarily related to the Company's assumption of the unfunded portion of the defined benefit pension obligation associated with participants who were employees of the businesses retained by CoreLogic. See Note 14 Employee Benefit Plans to the consolidated financial statements for additional discussion of the defined benefit pension plan.

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and reflect the consolidated operations of the Company as a separate, stand-alone publicly traded company subsequent to June 1, 2010. The consolidated financial statements include the accounts of First American Financial Corporation and all controlled subsidiaries. All significant intercompany transactions and balances have been eliminated. Investments in which the Company exercises significant influence, but does not control and is not the primary beneficiary, are accounted for using the equity method. Investments in which the Company does not exercise significant influence over the investee are accounted for under the cost method.

Principles of Combination and Basis of Presentation

The Company's historical financial statements prior to June 1, 2010 have been prepared in accordance with generally accepted accounting principles and have been derived from the consolidated financial statements of TFAC and represent carve-out stand-alone combined financial statements. The combined financial statements prior to June 1, 2010 include items attributable to the Company and allocations of general corporate expenses from TFAC.

The Company's historical financial statements prior to June 1, 2010 include assets, liabilities, revenues and expenses directly attributable to the Company's operations. The Company's historical financial statements prior to June 1, 2010 reflect allocations of corporate expenses from TFAC for certain functions provided by TFAC, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, compliance, facilities, procurement, employee benefits, and share-based compensation. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on the basis of net revenue, domestic headcount or assets or a combination of such drivers. The Company considers the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by the Company during the periods presented. The Company's historical financial statements prior to June 1, 2010 do not reflect the debt or interest expense it might have incurred if it had been a stand-alone entity. In addition, the Company expects to incur other expenses, not reflected in its historical financial statements prior to June 1, 2010, as a result of being a separate publicly traded company. As a result, the Company's historical financial statements prior to June 1, 2010 do not necessarily reflect what its financial position or results of operations would have been if it had been operated as a stand-alone public entity during the periods covered prior to June 1, 2010, and may not be indicative of the Company's future results of operations and financial position.

Reportable Segments

The Company consists of the following reportable segments and a corporate function:

- The Company's title insurance and services segment issues title insurance policies on residential and commercial property in the United States and offers similar or related products and services internationally. This segment also provides escrow and closing services; accommodates tax-deferred exchanges of real estate; maintains, manages and provides access to title plant records and images and provides banking, trust and investment advisory services. The Company, through its principal title insurance subsidiary and such subsidiary's affiliates, transacts its title insurance business through a network of direct operations and agents. Through this network, the Company issues policies in the 49 states that permit the issuance of title insurance policies and the District of Columbia. The Company also offers title insurance and other insurance and guarantee products, as well as related settlement services in foreign countries, including Canada, the United Kingdom, Australia and various other established and emerging markets.
- The Company's specialty insurance segment issues property and casualty insurance policies and sells home warranty products. The property and casualty insurance business provides insurance coverage to residential homeowners and renters for liability losses and typical hazards such as fire, theft, vandalism and other types of property damage. This business is licensed to issue policies in all 50 states and actively issues policies in 43 states. In its largest market, California, it also offers preferred risk auto insurance to better compete with other carriers offering bundled home and auto insurance. The home

warranty business provides residential service contracts that cover residential systems and appliances against failures that occur as the result of normal usage during the coverage period. This business currently operates in 39 states and the District of Columbia.

The corporate division consists of certain financing facilities as well as the corporate services that support the Company's business operations.

Critical Accounting Policies and Estimates

The Company's management considers the accounting policies described below to be critical in preparing the Company's consolidated financial statements. These policies require management to make estimates and judgments that affect the reported amounts of certain assets, liabilities, revenues, expenses and related disclosures of contingencies. See Note 1 Description of the Company to the consolidated financial statements for a more detailed description of the Company's accounting policies.

Revenue recognition. Title premiums on policies issued directly by the Company are recognized on the effective date of the title policy and escrow fees are recorded upon close of the escrow. Revenues from title policies issued by independent agents are recorded when notice of issuance is received from the agent, which is generally when cash payment is received by the Company. Revenues earned by the Company's title plant management business are recognized at the time of delivery, as the Company has no significant ongoing obligation after delivery.

Direct premiums of the Company's specialty insurance segment include revenues from home warranty contracts which are generally recognized ratably over the 12-month duration of the contracts, and revenues from property and casualty insurance policies which are also recognized ratably over the 12-month duration of the policies.

Interest on loans of the Company's thrift subsidiary is recognized on the outstanding principal balance on the accrual basis. Revenues earned by the other products in the Company's trust and banking operations are recognized at the time of delivery, as the Company has no significant ongoing obligation after delivery.

Provision for policy losses. The Company provides for title insurance losses by a charge to expense when the related premium revenue is recognized. The amount charged to expense is generally determined by applying a rate (the loss provision rate) to total title insurance premiums and escrow fees. The Company's management estimates the loss provision rate at the beginning of each year and reassesses the rate quarterly to ensure that the resulting incurred but not reported ("IBNR") loss reserve and known claims reserve included in the Company's consolidated balance sheets together reflect management's best estimate of the total costs required to settle all IBNR and known claims. If the ending IBNR reserve is not considered adequate, an adjustment is recorded.

The process of assessing the loss provision rate and the resulting IBNR reserve involves evaluation of the results of both an in-house actuarial review and independent actuarial analysis. The Company's in-house actuary performs a reserve analysis utilizing generally accepted actuarial methods that incorporate cumulative historical claims experience and information provided by in-house claims and operations personnel. Current economic and business trends are also reviewed and used in the reserve analysis. These include real estate and mortgage markets conditions, changes in residential and commercial real estate values, and changes in the levels of defaults and foreclosures that may affect claims levels and patterns of emergence, as well as any company-specific factors that may be relevant to past and future claims experience. Results from the analysis include, but are not limited to, a range of IBNR reserve estimates and a single point estimate for IBNR as of the balance sheet date.

For recent policy years at early stages of development (generally the last three years), IBNR is estimated using a combination of expected loss rate and multiplicative loss development factor calculations. For more mature policy years (generally, policy years aged more than three years), IBNR generally is estimated using multiplicative loss development factor calculations. The expected loss rate method estimates IBNR by applying an expected loss rate to total title insurance premiums and escrow fees, and adjusting for policy year maturity using the estimated loss development patterns. Multiplicative loss development factor calculations estimate IBNR by applying factors derived from loss development patterns to losses realized to date. The expected loss rate and loss development patterns are based on historical experience and the relationship of the history to the applicable policy years.

The Company utilizes an independent third party actuary who produces a report with estimates and projections of the same financial items described above. The third party actuary's analysis uses generally accepted actuarial methods that may in whole or in part be different from those used by the in-house actuary. The third party actuary's report is used to assess the reasonableness of the in-house analysis.

The Company's management uses the IBNR point estimate from the in-house actuary's analysis and other relevant information it may have concerning claims to determine what it considers to be the best estimate of the total amount required for the IBNR reserve.

Title insurance policies are long-duration contracts with the majority of the claims reported to the Company within the first few years following the issuance of the policy. Generally, 75 to 85 percent of claim amounts become known in the first six years of the policy life, and the majority of IBNR reserves relate to the six most recent policy years. A material change in expected ultimate losses and corresponding loss rates for policy years older than six years, while possible, is not considered reasonably likely by the Company. However, changes in expected ultimate losses and corresponding loss rates for recent policy years are considered likely and could result in a material adjustment to the IBNR reserves. Based on historical experience, the Company believes that a 50 basis point change to one or more of the loss rates for the most recent policy years, positive or negative, is reasonably likely given the long duration nature of a title insurance policy. If the expected ultimate losses for each of the last six policy years increased or decreased by 50 basis points, the resulting impact on the IBNR reserve would be an increase or decrease, as the case may be, of $110.5 million. The estimates made by management in determining the appropriate level of IBNR reserves could ultimately prove to be materially different from actual claims experience.

The Company provides for property and casualty insurance losses when the insured event occurs. The Company provides for claims losses relating to its home warranty business based on the average cost per claim as applied to the total of new claims incurred. The average cost per home warranty claim is calculated using the average of the most recent 12 months of claims experience.

A summary of the Company's loss reserves, broken down into its components of known title claims, incurred but not reported and non-title claims, follows:

(in thousands except percentages)	December 31, 2012		December 31, 2011	
Known title claims	$133,070	13.6%	$ 162,019	15.9%
IBNR	805,430	82.5%	816,603	80.5%
Total title claims	938,500	96.1%	978,622	96.4%
Non-title claims	37,962	3.9%	36,054	3.6%
Total loss reserves	$976,462	100.0%	$1,014,676	100.0%

Fair Value of Investment Portfolio. The Company classifies the fair value of its debt and equity securities using a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security in the Company's available-for-sale portfolio is based on management's assessment of the transparency and reliability of the inputs used in the valuation of such instrument at the measurement date. The three hierarchy levels are defined as follows:

Level 1—Valuations based on unadjusted quoted market prices in active markets for identical securities.

Level 2—Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.

Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

If the inputs used to measure fair value fall in different levels of the fair value hierarchy, a financial security's hierarchy level is based upon the lowest level of input that is significant to the fair value measurement. The valuation techniques and inputs used to estimate the fair value of the Company's debt and equity securities are summarized as follows:

Fair value of debt securities

The fair value of debt securities was based on the market values obtained from independent pricing services that were evaluated using pricing models that vary by asset class and incorporate available trade, bid and other market information and price quotes from well-established independent broker-dealers. The independent pricing services monitor market indicators, industry and economic events, and for broker-quoted only securities, obtain quotes from market makers or broker-dealers that they recognize to be market participants. The pricing services utilize the market approach in determining the fair value of the debt securities held by the Company. The Company obtains an understanding of the valuation models and assumptions utilized by the services and has controls in place to determine that the values provided represent fair value. The Company's validation procedures include comparing prices received from the pricing services to quotes received from other third party sources for certain securities with market prices that are readily verifiable. If the price comparison results in differences over a predefined threshold, the Company will assess the reasonableness of the changes relative to prior periods given the prevailing market conditions and assess changes in the issuers' credit worthiness, performance of any underlying collateral and prices of the instrument relative to similar issuances. To date, the Company has not made any material adjustments to the fair value measurements provided by the pricing services.

Typical inputs and assumptions to pricing models used to value the Company's U.S. Treasury bonds, municipal bonds, foreign bonds, governmental agency bonds, governmental agency mortgage-backed securities and corporate debt securities include, but are not limited to, benchmark yields, reported trades, broker-dealer quotes, credit spreads, credit ratings, bond insurance (if applicable), benchmark securities, bids, offers, reference data and industry and economic events. For mortgage-backed securities, inputs and assumptions may also include the structure of issuance, characteristics of the issuer, collateral attributes and prepayment speeds. The fair value of non-agency mortgage-backed securities was obtained from the independent pricing service referenced above and subject to the Company's validation procedures discussed above. However, due to the fact that these securities were not actively traded, there were fewer observable inputs available requiring the pricing service to use more judgment in determining the fair value of the securities, therefore the Company classified non-agency mortgage-backed securities as Level 3.

The significant unobservable inputs used in the fair value measurement of the Company's non-agency mortgage-backed securities are prepayment rates, default rates and loss severity in the event of default. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for default rates is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates.

Other-than-temporary impairment–debt securities

If the Company intends to sell a debt security in an unrealized loss position or determines that it is more likely than not that the Company will be required to sell a debt security before it recovers its amortized cost basis, the debt security is other-than-temporarily impaired and it is written down to fair value with all losses recognized in earnings. As of December 31, 2012, the Company does not intend to sell any debt securities in an unrealized loss position and it is not more likely than not that the Company will be required to sell debt securities before recovery of their amortized cost basis.

If the Company does not expect to recover the amortized cost basis of a debt security with declines in fair value (even if the Company does not intend to sell the debt security and it is not more likely than not that the Company will be required to sell the debt security before the recovery of its remaining amortized cost basis), the losses the Company considers to be the credit portion of the other-than-temporary impairment loss ("credit loss") is recognized in earnings and the non-credit portion is recognized in other comprehensive income. The credit loss is the difference between the present value of the cash flows expected to be collected and the amortized cost basis of the debt security. The cash flows expected to be collected are discounted at the rate implicit in the security immediately prior to the recognition of the other-than-temporary impairment.

Expected future cash flows for debt securities are based on qualitative and quantitative factors specific to each security, including the probability of default and the estimated timing and amount of recovery. The detailed inputs used to project expected future cash flows may be different depending on the nature of the individual debt security. Specifically, the cash flows expected to be collected for each non-agency mortgage-backed security are estimated by analyzing loan-level detail to estimate future cash flows from the underlying assets, which are then applied to the security based on the underlying contractual provisions of the securitization trust that issued the security (e.g. subordination levels, remaining payment terms, etc.). The Company uses third-party software to determine how the underlying collateral cash flows will be distributed to each security issued from the securitization trust. The primary assumptions used in estimating future collateral cash flows are prepayment speeds, default rates and loss severity. In developing these assumptions, the Company considers the financial condition of the borrower, loan to value ratio, loan type and geographical location of the underlying property. The Company utilizes publicly available information related to specific assets, generally available market data such as forward interest rate curves and a third party's securities, loans and property data and market analytics tools.

The table below summarizes the primary assumptions used at December 31, 2012 in estimating the cash flows expected to be collected for these securities.

	Weighted average	Range
Prepayment speeds	9.9%	8.5%—11.2%
Default rates	3.3%	1.6%— 6.8%
Loss severity	22.8%	3.3%—35.8%

Fair value of equity securities

The fair value of equity securities, including preferred and common stocks, was based on quoted market prices for identical assets that are readily and regularly available in an active market.

Other-than-temporary impairment–equity securities

When a decline in the fair value of an equity security (including common and preferred stock) is considered to be other-than-temporary, such security is written down to its fair value. When assessing if a decline in value is other-than-temporary, the factors considered include the length of time and extent to which fair value has been below cost, the probability that the Company will be unable to collect all amounts due under the contractual terms of the security, the seniority and duration of the securities, issuer-specific news and other developments, the financial condition and prospects of the issuer (including credit ratings), macro-economic changes (including the outlook for industry sectors, which includes government policy initiatives) and the Company's ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

When an equity security has been in an unrealized loss position for greater than twelve months, the Company's review of the security includes the above noted factors as well as the evidence, if any exists, that supports the Company's view that the security will recover its value in the foreseeable future, typically within the next twelve months. If objective, substantial evidence does not indicate a likely recovery during that timeframe, the Company's policy is that such losses are considered other-than-temporary and therefore an impairment loss is recorded.

Impairment testing for goodwill. The Company is required to perform an annual goodwill impairment assessment for each reporting unit. The Company's four reporting units are title insurance, home warranty, property and casualty insurance and trust and other services. The Company has elected to perform this annual assessment in the fourth quarter of each fiscal year or sooner if circumstances indicate possible impairment. Based on current guidance, the Company has the option to perform a qualitative assessment to determine if the fair value is more likely than not (i.e. a likelihood of greater than 50%) less than the carrying amount as a basis for determining whether it is necessary to perform a quantitative impairment test, or may choose to forego the qualitative assessment and perform the quantitative impairment test. The qualitative factors considered in this assessment may include macroeconomic conditions, industry and market considerations, overall financial performance as well as other relevant events and circumstances as determined by the Company. The Company evaluates the weight of each factor to determine whether it is more likely than not that impairment may exist. If the results of the qualitative assessment indicate the more likely than not threshold was not met, the Company may choose not to perform the quantitative impairment test. If however, the more likely than not threshold is met, the Company performs the quantitative test as required and discussed below.

Management's quantitative impairment testing process includes two steps. The first step ("Step 1") compares the fair value of each reporting unit to its carrying amount. The fair value of each reporting unit is determined by using discounted cash flow analysis and market approach valuations. If the fair value of the reporting unit exceeds its carrying amount, the goodwill is not considered impaired and no additional analysis is required. However, if the carrying amount is greater than the fair value, a second step ("Step 2") must be completed to determine if the fair value of the goodwill exceeds the carrying amount of goodwill.

Step 2 involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated impairment. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination, by measuring the excess of the estimated fair value of the reporting unit, as determined in the first step, over the aggregate estimated fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment loss is recorded for the excess. An impairment loss cannot exceed the carrying value of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.

The quantitative impairment test for goodwill utilizes a variety of valuation techniques, all of which require the Company to make estimates and judgments. Fair value is determined by employing an expected present value technique, which utilizes multiple cash flow scenarios that reflect a range of possible outcomes and an appropriate discount rate. The use of comparative market multiples (the "market approach") compares the reporting unit to other comparable companies (if such comparables are present in the marketplace) based on valuation multiples to arrive at a fair value. The Company also uses certain of these valuation techniques in accounting for business combinations, primarily in the determination of the fair value of acquired assets and liabilities. In assessing the fair value, the Company utilizes the results of the valuations (including the market approach to the extent comparables are available) and considers the range of fair values determined under all methods and the extent to which the fair value exceeds the carrying amount of the equity or asset.

The valuation of each reporting unit includes the use of assumptions and estimates of many critical factors, including revenue growth rates and operating margins, discount rates and future market conditions, determination of market multiples and the establishment of a control premium, among others. Forecasts of future operations are based, in part, on operating results and the Company's expectations as to future market conditions. These types of analyses contain uncertainties because they require the Company to make assumptions and to apply judgments to estimate industry economic factors and the profitability of future business strategies. However, if actual results are not consistent with the Company's estimates and assumptions, the Company may be exposed to future impairment losses that could be material.

The Company's assessments for 2012, 2011 and 2010 did not indicate impairment in any of its reporting units.

Impairment testing for other indefinite-lived intangible assets. The Company's other indefinite-lived intangible assets consist of licenses which are not amortized but rather tested for impairment by comparing the fair value of the license with its carrying value at least annually or when an indicator of potential impairment has occurred. Management's impairment test involves calculating the fair value by using a discounted cash flow analysis and market approach valuations. If the fair value of the asset exceeds its carrying amount, the asset is not considered impaired and no additional analysis is required. However, if the carrying amount is greater than the fair value, an impairment loss is recorded equal to the excess. The impairment loss establishes a new basis and the subsequent reversal of impairment losses is not permitted.

Impairment testing for long-lived assets. Management uses estimated future cash flows (undiscounted and excluding interest) to measure the recoverability of long-lived assets held and used, including intangible assets with finite lives, whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable. At such time impairment in value of a long-lived asset is identified, the impairment is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value.

Income taxes. The Company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company evaluates the need to establish a valuation allowance for deferred tax assets based upon the amount of existing temporary differences, the period in which they are expected to be recovered and expected levels of taxable income. A valuation allowance to reduce deferred tax assets is established when it is considered more likely than not that some or all of the deferred tax assets will not be realized.

The Company recognizes the effect of income tax positions only if sustaining those positions is considered more likely than not. Changes in recognition or measurement of uncertain tax positions are reflected in the period in which a change in judgment occurs. The Company recognizes interest and penalties, if any, related to uncertain tax positions in tax expense.

Depreciation and amortization lives for assets. Management is required to estimate the useful lives of several asset classes, including capitalized data, internally developed software and other intangible assets. The estimation of useful lives requires a significant amount of judgment related to matters such as future changes in technology, legal issues related to allowable uses of data and other matters.

Share-based compensation. The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost is recognized in the Company's financial statements over the requisite service period of the award using the straight-line method for awards that contain only a service condition and the graded vesting method for awards that contain a performance or market condition. The share-based compensation expense recognized is based on the number of shares ultimately expected to vest, net of forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company's primary means of providing share-based compensation is through the granting of restricted stock units ("RSUs"). RSUs granted generally have graded vesting and include a service condition; and for certain key employees and executives may also include either a performance or market condition. RSUs receive dividend equivalents in the form of RSUs having the same vesting requirements as the RSUs initially granted.

As of December 31, 2012, all stock options issued under the Company's plans are vested and no share-based compensation expense related to such stock options remains to be recognized.

In addition, the Company has an employee stock purchase plan that allows eligible employees to purchase common stock of the Company at 85.0% of the closing price on the last day of each month. The Company recognizes an expense in the amount equal to the discount.

Employee benefit plans. The Company recognizes the overfunded or underfunded status of defined benefit postretirement plans as an asset or liability on its consolidated balance sheets and recognizes changes in the funded status in the year in which changes occur, through accumulated other comprehensive loss. The funded status is measured as the difference between the fair value of plan assets and benefit obligation (the projected benefit obligation for pension plans and the accumulated postretirement benefit obligation for the other postretirement plans). Actuarial gains and losses and prior service costs and credits that have not been recognized as a component of net periodic benefit cost previously are recorded as a component of accumulated other comprehensive loss. Plan assets and obligations are measured as of December 31.

Recently Adopted Accounting Pronouncements

In October 2010, the Financial Accounting Standards Board ("FASB") issued updated guidance related to accounting for costs associated with acquiring or renewing insurance contracts. The updated guidance modifies the definition of the types of costs incurred by insurance entities that can be capitalized in the acquisition of new and renewal contracts. Under the updated guidance only costs based on successful efforts (that is, acquiring a new or renewal contract) including direct-response advertising costs are eligible for capitalization. The updated guidance is effective for the interim and annual periods beginning after December 15, 2011. The adoption of the guidance, on a prospective basis, did not have a material impact on the Company's consolidated financial statements.

In May 2011, the FASB issued updated guidance that is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. generally accepted accounting principles and International Financial Reporting Standards. The amendments are of two types: (i) those that clarify the FASB's intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The updated guidance is effective for interim and annual periods beginning after December 15, 2011. Except for the disclosure requirements, the adoption of the guidance had no impact on the Company's consolidated financial statements.

In June 2011, the FASB issued updated guidance that is intended to increase the prominence of other comprehensive income in financial statements. The updated guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity, and requires either consecutive presentation of the statement of net income and other comprehensive income or in a single continuous statement of comprehensive income. The updated guidance is effective for interim and annual reporting periods beginning after December 15, 2011. The adoption of the guidance had no impact on the Company's consolidated financial statements.

Pending Accounting Pronouncements

In February 2013, the FASB issued updated guidance requiring entities to present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. If the component is not required to be reclassified to net income in its entirety, entities would instead cross reference to the related footnote for additional information. The updated guidance is effective prospectively for interim and annual reporting periods beginning after December 15, 2012, with early adoption permitted. Except for the disclosure requirements, management does not expect the adoption of this guidance to have a material impact on the Company's consolidated financial statements.

In July 2012, the FASB issued updated guidance that is intended to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets, other than goodwill, by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. The updated guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with current guidance. The updated guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. Management did not early adopt this guidance and does not expect this guidance to have a material impact on the Company's consolidated financial statements.

In December 2011, the FASB issued updated guidance requiring entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The updated guidance is effective for interim and annual reporting periods beginning on or after January 1, 2013. Management does not expect the adoption of this guidance to have a material impact on the Company's consolidated financial statements.

Results of Operations

Overview

A substantial portion of the revenues for the Company's title insurance and services segment results from the sale, refinancing and foreclosure of residential and commercial real estate. In the specialty insurance segment, revenues associated with the initial year of coverage in both the home warranty and property and casualty operations are impacted by volatility in real estate transactions. Traditionally, the greatest volume of real estate activity, particularly residential resale, has occurred in the spring and summer months. However, changes in interest rates, as well as other economic factors, can cause fluctuations in the traditional pattern of real estate activity.

A low interest rate environment typically has a favorable impact on many of the Company's businesses. However, in recent years mortgage credit has been generally tight, which together with the uncertainty in general economic conditions, has impacted the demand for most of the Company's products and services. During 2012, primarily due to the improvement in both the general economy and availability of mortgage credit, coupled with the historically low interest rate environment, the Company observed a sizable increase in mortgage activity.

According to the Mortgage Bankers Association's January 15, 2013 Mortgage Finance Forecast (the "MBA Forecast"), residential mortgage originations in the United States (based on the total dollar value of the transactions) increased 38.7% in 2012 when compared with 2011. According to the MBA Forecast, the dollar amount of purchase originations and refinance originations increased 24.5% and 45.3%, respectively, in 2012 when compared with 2011. Residential mortgage originations in the United States decreased 19.7% in 2011 when compared with 2010 according to the MBA Forecast. This decrease reflected decreases in purchase originations and refinance originations of 14.6% and 21.9%, respectively.

During the first quarter of 2012, the Company changed the allocation of certain expenses within its reportable segments and corporate division to reflect the performance of the Company's reportable segments as reported to the chief operating decision maker. The expenses that were impacted as a result of the change in allocation include shared services expenses, benefit plan expense and interest expense. Prior year segment data has been conformed to the current presentation. For the years ended December 31, 2011 and 2010, income before income taxes for the Company's reportable segments was impacted as follows: increases of $14.9 million and $25.1 million, respectively, to the title insurance and services segment, increases of $0.7 million and $0.9 million, respectively, to the specialty insurance segment, and decreases of $15.6 million and $26.0 million, respectively, to the corporate division.

Title Insurance and Services

	2012	2011	2010	2012 vs. 2011		2011 vs. 2010	
				$ Change	% Change	$ Change	% Change
	(in thousands, except percentages)						
Revenues							
Direct premiums and escrow fees	$1,745,687	$1,360,512	$1,391,093	$385,175	28.3	$(30,581)	(2.2)
Agent premiums	1,709,905	1,491,943	1,517,704	217,962	14.6	(25,761)	(1.7)
Information and other	643,433	619,951	628,494	23,482	3.8	(8,543)	(1.4)
Investment income	77,257	75,875	77,461	1,382	1.8	(1,586)	(2.0)
Net realized investment gains	27,802	1,906	8,694	25,896	N/M [1]	(6,788)	(78.1)
Net other-than-temporary impairment losses recognized in earnings	(3,564)	(9,068)	(7,912)	5,504	60.7	(1,156)	(14.6)
	4,200,520	3,541,119	3,615,534	659,401	18.6	(74,415)	(2.1)
Expenses							
Personnel costs	1,233,203	1,085,871	1,102,470	147,332	13.6	(16,599)	(1.5)
Premiums retained by agents	1,370,193	1,195,282	1,222,274	174,911	14.6	(26,992)	(2.2)
Other operating expenses	769,477	702,508	742,823	66,969	9.5	(40,315)	(5.4)
Provision for policy losses and other claims	237,427	270,697	180,821	(33,270)	(12.3)	89,876	49.7
Depreciation and amortization	67,610	69,259	72,783	(1,649)	(2.4)	(3,524)	(4.8)
Premium taxes	46,283	40,972	33,645	5,311	13.0	7,327	21.8
Interest	2,646	2,949	6,132	(303)	(10.3)	(3,183)	(51.9)
	3,726,839	3,367,538	3,360,948	359,301	10.7	6,590	0.2
Income before income taxes	$ 473,681	$ 173,581	$ 254,586	$300,100	172.9	$(81,005)	(31.8)
Margins	11.3%	4.9%	7.0%	6.4%	130.6	(2.1)%	(30.0)

(1) Not meaningful

Direct premiums and escrow fees increased 28.3% in 2012 from 2011 and decreased 2.2% in 2011 from 2010. The increase in 2012 from 2011 was primarily due to an increase in the number of title orders closed by the Company's direct operations, which reflected the increase in mortgage originations, partially offset by a decrease in average revenues per order closed. The decrease in average revenues per order closed in 2012 compared to 2011 was primarily attributable to an increase in the mix of direct revenues generated from lower premium refinance transactions. The decrease in direct premiums and escrow fees in 2011 from 2010 was primarily due to a decline in the number of title orders closed by the Company's direct operations, which reflected the decline in mortgage originations, offset in part by an increase in the average revenues per order closed. The increase in the average revenues per order closed was primarily due to an increase in the mix of revenues from higher premium commercial activity year over year, as well as an increase in the average revenues per commercial order closed in 2011 when compared to 2010. The average revenues per order closed were $1,465, $1,483 and $1,289 for 2012, 2011 and 2010, respectively. The Company's direct title operations closed 1,191,500, 917,500 and 1,079,000 domestic title orders during 2012, 2011 and 2010, respectively.

Agent premiums increased 14.6% in 2012 from 2011 and decreased 1.7% in 2011 from 2010. Agent premiums are recorded when notice of issuance is received from the agent, which is generally when cash payment is received by the Company. As a result, there is generally a one quarter delay between the agent's issuance of a title policy and the Company's recognition of agent premiums. Therefore, full year agent premiums primarily reflect mortgage origination activity from the fourth quarter of the prior year through the third quarter of the current year. The increase in 2012 from 2011 was consistent with the 28.3% growth in direct premiums and escrow fees for the same period. The decrease in 2011 from 2010 was primarily due to the same factors impacting direct title operations. The Company evaluates the profitability of its agency relationships on an ongoing basis, including a review of premium splits, deductibles and claims. As a result, from time to time the Company may terminate or renegotiate the terms of some of its agency relationships.

Information and other revenues primarily consist of revenues generated from fees associated with title search and related reports, title and other real property records and images, and other non-insured settlement services. These revenues generally trend with direct premiums and escrow fees but are typically less volatile since a portion of the revenues are subscription based and do not fluctuate with transaction volumes.

Information and other revenues increased 3.8% in 2012 from 2011 and decreased 1.4% in 2011 from 2010. The increase in 2012 from 2011 was primarily attributable to higher demand for the Company's title plant information and default information products as a result of the increase in domestic mortgage origination activity, partially offset by lower demand for title related services in Canada due to a decline in mortgage transactions resulting primarily from a recent tightening of lending requirements. The decrease in 2011 from 2010 was primarily attributable to the same factors affecting the direct title operations, offset in part by a 3.4% increase in international revenue, which was primarily attributable to the Company's Canadian operations.

Investment income increased 1.8% in 2012 from 2011 and decreased 2.0% in 2011 from 2010. The increase in 2012 compared to 2011 was primarily due to higher equity earnings from non-consolidated subsidiaries and increased dividend income, offset by lower interest income from the investment portfolio due to lower yields. The decrease in 2011 compared to 2010 was primarily attributable to lower interest income from the investment portfolio due to lower yields.

Net realized investment gains for the title insurance and services segment totaled $27.8 million, $1.9 million and $8.7 million for 2012, 2011 and 2010, respectively. The gains for 2012, 2011 and 2010 were primarily from the sale of debt and equity securities. The gains recognized in 2012, 2011 and 2010 were partially offset by $6.6 million, $6.9 million and $3.4 million, respectively, in impairment losses recognized on certain non-marketable investments and notes receivable as well as other long-term investments. The 2012 net realized investment gains included $15.0 million in gains resulting from the sale of CoreLogic common stock during the third quarter of 2012.

Net other-than-temporary impairment losses for the title insurance and services segment totaled $3.6 million, $9.1 million and $7.9 million for 2012, 2011 and 2010, respectively. The majority of the net other-than-temporary impairment losses recognized in 2012, 2011 and 2010 related to the Company's non-agency mortgage-backed securities portfolio.

The title insurance and services segment (primarily direct operations) is labor intensive; accordingly, a major expense component is personnel costs. This expense component is affected by two competing factors: the need to monitor personnel changes to match the level of corresponding or anticipated new orders and the need to provide quality service.

Personnel costs increased 13.6% in 2012 from 2011 and decreased 1.5% in 2011 from 2010. The increase in 2012 compared with 2011 was primarily attributable to higher incentive compensation driven by improved revenues and profitability and higher staffing levels required to support increased order volume. The decrease in 2011 compared with 2010 was primarily attributable to a reduction in domestic employees and decreased expenses related to the Company's employee benefit plans. These expense reductions were partially offset by increased commissions in the commercial division, which were the result of increased commercial revenues, and increased severance expense associated with a reduction in employees.

The Company continues to closely monitor order volumes and related staffing levels and will adjust staffing levels as considered necessary. The Company's direct title operations opened 1,635,000, 1,254,100 and 1,469,100 domestic title orders in 2012, 2011 and 2010, respectively, representing an increase of 30.4% in 2012 from 2011 and a decrease of 14.6% in 2011 from 2010.

A summary of premiums retained by agents and agent premiums is as follows:

	2012	2011	2010
	(in thousands, except percentages)		
Premiums retained by agents	$1,370,193	$1,195,282	$1,222,274
Agent premiums	$1,709,905	$1,491,943	$1,517,704
% retained by agents	80.1%	80.1%	80.5%

The premium split between underwriter and agents is in accordance with the respective agency contracts and can vary from region to region due to divergences in real estate closing practices, as well as rating structures. As a result, the percentage of title premiums retained by agents varies due to the geographical mix of revenues from agency operations. The percentage of title premiums retained by agents decreased in 2011 when compared with 2010 due to the cancellation and/or modification of certain agency relationships with unfavorable splits and a more favorable geographic mix of agency revenues. In 2011, the agent retention percentage was also impacted by a large commercial deal that closed in the first quarter with a favorable agent split.

Other operating expenses (principally related to direct operations) increased 9.5% in 2012 from 2011 and decreased 5.4% in 2011 from 2010. The increase in 2012 from 2011 was primarily attributable to increased production related expenses and higher temporary labor driven by the increase in order volumes, partially offset by a decline in legal expenses. The decrease in 2011 from 2010 was primarily attributable to lower furniture and equipment related lease costs due to several lease buyouts that occurred during 2010, lower office related expenses resulting from the Company's consolidation and/or closure of certain title offices, and a reduction in consulting expenses. These decreases were partially offset by an increase in production related expenses in the Company's commercial, default and international businesses, and by higher legal expenses. The increased production related costs in the Company's commercial and international businesses were due to higher transaction volumes, while the increase in the default business was due to product mix.

The provision for policy losses and other claims, expressed as a percentage of title insurance premiums and escrow fees, was 6.9%, 9.5% and 6.2% for the years ended December 31, 2012, 2011 and 2010, respectively.

The current year rate of 6.9% reflected an ultimate loss rate of 5.1% for the current policy year and a net increase in the loss reserve estimates for prior policy years of $62.1 million. The increase in loss reserve estimates for prior policy years reflected claims development above expected levels during 2012, primarily from domestic lenders policies and international business, including the guaranteed valuation product offered in Canada. The reserve strengthening associated with domestic lenders policies was $25.6 million and was primarily attributable to policy years 2005 through 2007. This strengthening was primarily due to an increase in claims frequency experienced during 2012, partially offset by a slight decrease in severity. The reserve strengthening associated with the international business, excluding the guaranteed valuation product, was $15.6 million and was primarily related to increased severity experienced during 2012 for policy years 2003 through 2011. The reserve strengthening associated with the guaranteed valuation product was $11.8 million and reflected an increase in claims frequency experienced during the first half of 2012. The increase in frequency primarily related to policy years 2008 and 2009. There is substantial uncertainty as to the ultimate loss emergence for the guaranteed valuation product due to the following factors, among others, (i) claims associated with this product are generally made only after a foreclosure on the related property and foreclosure rates in Canada are difficult to predict and (ii) limited historical loss data exists as a result of the relatively recent introduction of this product in 2003. While the Company believes its claims reserve attributable to the guaranteed valuation product is adequate, this uncertainty increases the potential for adverse loss development relative to this product.

As of December 31, 2012, the title insurance and services segment's IBNR reserve was $805.4 million, which reflected management's best estimate. The Company's internal actuary determined a range of reasonable estimates of $700.9 million to $967.8 million. The range limits are $104.5 million below and $162.4 million above management's best estimate, respectively, and represent an estimate of the range of variation among reasonable estimates of the IBNR reserve. Actuarial estimates are sensitive to assumptions used in models, as well as the structures of the models themselves, and to changes in claims payment and incurral patterns, which can vary materially due to economic conditions, among other factors.

The prior year rate of 9.5% reflected an ultimate loss rate of 5.6% for policy year 2011 and included a $45.3 million reserve strengthening adjustment related to the Company's guaranteed valuation product offered in Canada, a $32.2 million charge in connection with the settlement of Bank of America's lawsuit against the Company and $34.2 million in unfavorable development for certain prior policy years, primarily 2007. The reserve strengthening adjustment related to the guaranteed valuation product reflected a significant increase in claim frequency experienced in the first quarter of 2011. More specifically, the number of claims reported in the first quarter of 2011, when annualized, increased approximately 150% when compared with the number of claims reported in 2010. The increase in frequency primarily related to policy years 2005 through 2009 (reflecting the relatively long claims development lag for the guaranteed valuation product). These policy years began showing evidence of higher claims frequencies than prior policy years during the first quarter of 2011. In addition, adverse loss development in 2011 included higher-than-expected claims emergence for commercial and lenders policies, particularly for policy years 2005 through 2007. Management believes that these policy years have higher ultimate loss ratios than historical averages, and that they also have experienced accelerated reporting and payment of claims, particularly on lenders policies. Reasons for higher loss levels and acceleration of claims reporting and payment include adverse underwriting conditions in real estate markets during 2005 through 2007, declines in real estate prices, increased levels of foreclosures and increased mechanics lien exposure due to failures of development projects. For additional discussion regarding the Bank of America lawsuit see Note 21 Litigation and Regulatory Contingencies to the consolidated financial statements.

The 2010 rate of 6.2% reflected an expected ultimate loss rate of 4.9% for policy year 2010, with a net upward adjustment to the reserve for prior policy years. The changes in estimates resulted primarily from higher than expected claims emergence experienced during 2010 for policies issued prior to 2009, and lower than expected claims emergence experienced during 2010 for policy year 2009. Adverse development on prior policy years was primarily related to increases in claims on lenders policies, due to an increased level of foreclosures and lower residential housing price levels.

The current economic environment continues to show potential for volatility over the short term, particularly in regard to real estate prices and mortgage defaults, which affect title claims. Relevant contributing factors include continuing elevated foreclosure volume, general economic uncertainty and government actions that may mitigate or exacerbate recent trends. Other factors, including factors not yet identified, may also influence claims development. At this point, real estate and financial market conditions appear to be stabilizing and improving in some respects, yet significant uncertainty remains, particularly in regard to governmental regulatory changes and fiscal policies which affect economic conditions broadly. The current environment continues to create an increased potential for actual claims experience to vary significantly from projections, in either direction, which would directly affect the claims provision. If actual claims vary significantly from expected, reserves may be adjusted to reflect updated estimates of future claims.

The volume and timing of title insurance claims are subject to cyclical influences from real estate and mortgage markets. Title policies issued to lenders constitute a large portion of the Company's title insurance volume. These policies insure lenders against losses on mortgage loans due to title defects in the collateral property. Even if an underlying title defect exists that could result in a claim, often the lender must realize an actual loss, or at least be likely to realize an actual loss, for title insurance liability to exist. As a result, title insurance claims exposure is sensitive to lenders' losses on mortgage loans, and is affected in turn by external factors that affect mortgage loan losses, particularly macroeconomic factors.

A general decline in real estate prices can expose lenders to greater risk of losses on mortgage loans, as loan-to-value ratios increase and defaults and foreclosures increase. The current environment may continue to have increased potential for claims on lenders' title policies, particularly if defaults and foreclosures remain at elevated levels. Title insurance claims exposure for a given policy year is also affected by the quality of mortgage loan underwriting during the corresponding origination year. The Company believes that sensitivity of claims to external conditions in real estate and mortgage markets is an inherent feature of title insurance's business economics that applies broadly to the title insurance industry. Lenders have experienced high losses on mortgage loans from prior years, including loans that were originated during the years 2005 through 2007. These losses have led to higher title insurance claims on lenders policies, and also have accelerated the reporting of claims that would have been realized later under more normal conditions.

Loss ratios (projected to ultimate value) for policy years 2005 through 2008 are higher than loss ratios for policy years 1992 through 2004. The major causes of the higher loss ratios for those four policy years are believed to be confined mostly to that underwriting period. These causes included: rapidly increasing residential real estate prices which led to an increase in the incidences of fraud, lower mortgage loan underwriting standards and a higher concentration than usual of subprime mortgage loan originations.

The projected ultimate loss ratios, as of December 31, 2012, for policy years 2012, 2011 and 2010 were 5.1%, 5.0% and 4.7%, respectively, which are lower than the ratios for 2005 through 2008. These projections were based in part on an assumption that more favorable underwriting conditions existed in 2009 through 2012 than in 2005 through 2008, including tighter loan underwriting standards and lower housing prices. Current claims data from policy years 2009 through 2012, while still at an early stage of development, supports this assumption.

Insurers generally are not subject to state income or franchise taxes. However, in lieu thereof, a premium tax is imposed on certain operating revenues, as defined by statute. Tax rates and bases vary from state to state; accordingly, the total premium tax burden is dependent upon the geographical mix of operating revenues. The Company's noninsurance subsidiaries are subject to state income tax and do not pay premium tax. Accordingly, the Company's total tax burden at the state level for the title insurance and services segment is composed of a combination of premium taxes and state income taxes. Premium taxes as a percentage of title insurance premiums and escrow fees were 1.3%, 1.4% and 1.2% for the years ended December 31, 2012, 2011 and 2010, respectively.

In general, the title insurance business is a lower profit margin business when compared to the Company's specialty insurance segment. The lower profit margins reflect the high cost of performing the essential services required before insuring title, whereas the corresponding revenues are subject to regulatory and competitive pricing restraints. Due to this relatively high proportion of fixed costs, title insurance profit margins generally improve as closed order volumes increase. Title insurance profit margins are affected by the composition (residential or commercial) and type (resale, refinancing or new construction) of real estate activity. In addition, profit margins from refinance transactions vary depending on whether they are centrally processed or locally processed. Profit margins from resale, new construction and centrally processed refinance transactions are generally higher than from locally processed refinance transactions because in many states there are premium discounts on, and cancellation rates are higher for, refinance transactions. Title insurance profit margins are also affected by the percentage of title insurance premiums generated by agency operations. Profit margins from direct operations are generally higher than from agency operations due primarily to the large portion of the premium that is retained by the agent. The pre-tax margins were 11.3%, 4.9% and 7.0% for the years ended December 31, 2012, 2011 and 2010, respectively.

Specialty Insurance

	2012	2011	2010	2012 vs. 2011		2011 vs. 2010	
				$ Change	% Change	$ Change	% Change
	(in thousands, except percentages)						
Revenues							
Direct premiums	$296,053	$273,665	$272,405	$22,388	8.2	$ 1,260	0.5
Information and other	1,605	1,531	458	74	4.8	1,073	234.3
Investment income	8,923	10,380	11,876	(1,457)	(14.0)	(1,496)	(12.6)
Net realized investment gains	8,590	1,406	1,827	7,184	N/M [1]	(421)	(23.0)
	315,171	286,982	286,566	28,189	9.8	416	0.1
Expenses							
Personnel costs	55,453	50,737	51,257	4,716	9.3	(520)	(1.0)
Other operating expenses	42,395	38,066	42,226	4,329	11.4	(4,160)	(9.9)
Provision for policy losses and other claims	160,290	149,439	140,053	10,851	7.3	9,386	6.7
Depreciation and amortization	4,553	4,197	5,341	356	8.5	(1,144)	(21.4)
Premium taxes	5,021	4,691	4,135	330	7.0	556	13.4
	267,712	247,130	243,012	20,582	8.3	4,118	1.7
Income before income taxes	$ 47,459	$ 39,852	$ 43,554	$ 7,607	19.1	$(3,702)	(8.5)
Margins	15.1%	13.9%	15.2%	1.2%	8.6	(1.3)%	(8.6)

(1) Not meaningful

Direct premiums increased 8.2% in 2012 from 2011 and 0.5% in 2011 from 2010. The increase in 2012 from 2011 was primarily due to an increase in the number of home warranty policies issued through the home warranty division's real estate channel and renewals. The property and casualty division also experienced growth in the number of policies issued during 2012. The increase in 2011 from 2010 was due to an increase in volume from the home warranty division, partially offset by a decline in volume in the property and casualty division.

Investment income decreased 14.0% in 2012 from 2011 and 12.6% in 2011 from 2010. These decreases primarily reflected a decrease in interest income earned from the investment portfolio reflecting a decline in yields.

Net realized investment gains for the specialty insurance segment totaled gains of $8.6 million in 2012, $1.4 million in 2011 and $1.8 million in 2010. The gains were primarily driven by the sale of debt and equity securities.

Personnel costs and other operating expenses increased 10.2% in 2012 from 2011 and decreased 5.0% in 2011 from 2010. The increase in 2012 from 2011 was primarily due to increased salary expense associated with higher employee headcount, increased incentive compensation, increased commissions associated with increased volume in the home warranty and property and casualty businesses and increased amortization of deferred acquisition costs. The decrease in 2011 from 2010 was primarily due to reduced marketing costs in the home warranty division.

The provision for home warranty claims, expressed as a percentage of home warranty premiums, was 55.8% in 2012, 56.1% in 2011and 50.6% in 2010. The loss rate in 2012 was essentially unchanged from 2011. The increase in rate in 2011 from 2010 was primarily due to an increase in business coming from the direct to consumer channel in 2011, which typically has a higher loss ratio than the traditional real estate channel.

The provision for property and casualty claims, expressed as a percentage of property and casualty insurance premiums, was 51.1% in 2012, 52.0% in 2011 and 53.0% in 2010. The decrease in rate in 2012 from 2011 was primarily due to a reduction in seasonal claim events. The decrease in rate in 2011 from 2010 was due to a reduction in seasonal claim events, partially offset by an increase in the frequency and severity of routine or non-event core losses.

Premium taxes as a percentage of specialty insurance segment premiums were 1.7% in 2012 and 2011, and 1.5% in 2010.

A large part of the revenues for the specialty insurance businesses are generated by renewals and are not dependent on the level of real estate activity. With the exception of loss expense, the majority of the expenses for this segment are variable in nature and therefore generally fluctuate consistent with revenue fluctuations. Accordingly, profit margins for this segment (before loss expense) are relatively constant, although as a result of some fixed expenses, profit margins (before loss expense) should nominally improve as revenues increase. Pre-tax margins were 15.1%, 13.9% and 15.2% for 2012, 2011 and 2010, respectively.

Corporate

	2012	2011	2010	2012 vs. 2011		2011 vs. 2010	
				$ Change	% Change	$ Change	% Change
	(in thousands, except percentages)						
Revenues							
Investment income	$ 5,363	$ 159	$ 6,731	$ 5,204	N/M [1]	$ (6,572)	(97.6)
Net realized investment gains (losses)	24,529	(3,811)	(423)	28,340	N/M [1]	(3,388)	N/M [1]
	29,892	(3,652)	6,308	33,544	N/M [1]	(9,960)	(157.9)
Expenses							
Personnel costs	46,210	41,760	52,956	4,450	10.7	(11,196)	(21.1)
Other operating expenses	24,462	21,303	26,308	3,159	14.8	(5,005)	(19.0)
Depreciation and amortization	2,787	3,433	2,518	(646)	(18.8)	915	36.3
Interest	9,782	13,377	10,560	(3,595)	(26.9)	2,817	26.7
	83,241	79,873	92,342	3,368	4.2	(12,469)	(13.5)
Loss before income taxes	$(53,349)	$(83,525)	$(86,034)	$30,176	36.1	$ 2,509	2.9

(1) Not meaningful

Investment income totaled $5.4 million, $0.2 million and $6.7 million in 2012, 2011 and 2010, respectively. The variance in investment income for all three years is primarily attributable to fluctuations in earnings on investments associated with the Company's deferred compensation plan.

Net realized investment gains totaled $24.5 million in 2012, which included $25.8 million in gains resulting from the sale of CoreLogic stock during the third quarter of 2012. Net realized investment losses totaled $3.8 million and $0.4 million in 2011 and 2010, respectively. The loss in 2011 was primarily related to the impairment of a non-marketable investment and the sale of a corporate fixed asset.

Corporate personnel costs and other operating expenses were $70.7 million, $63.1 million and $79.3 million in 2012, 2011 and 2010, respectively. The increase in 2012 from 2011 was primarily attributable to increased costs associated with the Company's deferred compensation plan, and, to a lesser extent, increased expenses allocated to the corporate division. The decrease in 2011 from 2010 was primarily attributable to decreased costs associated with the Company's deferred compensation plan and decreased professional services expense. The higher professional services expense in 2010 was related to the Separation.

Interest expense decreased $3.6 million in 2012 from 2011 and increased $2.8 million in 2011 from 2010. Interest expense decreased in 2012 from 2011 primarily due to the refinancing of the Company's credit facility to a lower interest rate in April 2012, a lower average outstanding balance on the credit facility and the pay down in December 2011 of an intercompany note payable to the title insurance and services segment. Interest expense prior to the Separation primarily related to draws made in 2008 used for the operations of the Company's businesses in the amount of $140.0 million under TFAC's credit agreement that was allocated to the Company. In connection with the Separation, the Company borrowed $200.0 million under its credit facility and paid off the allocated portion of TFAC's debt. Interest expense increased in 2011 from 2010 because the Company's credit facility bears interest at a higher rate than the allocated portion of TFAC's debt. Interest expense related to intercompany notes payable to the title insurance and services and specialty segments was $3.2 million, $4.2 million and $2.7 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Eliminations

Eliminations primarily represent interest income and related interest expense associated with intercompany notes between the Company's segments, which are eliminated in the consolidated financial statements. The Company's inter-segment eliminations were not material for the years ended December 31, 2012, 2011 and 2010.

Income Taxes

Income taxes differ from the amounts computed by applying the federal income tax rate of 35.0%. A reconciliation of this difference is as follows:

	Year ended December 31,		
	2012	2011	2010
		(in thousands)	
Taxes calculated at federal rate	$163,592	$45,603	$ 74,237
State taxes, net of federal benefit	9,525	2,499	3,340
Dividends received deduction	(995)	(140)	(250)
Change in liability for tax positions	2,033	2,548	4,626
Exclusion of certain meals and entertainment expenses	2,414	2,245	2,889
Change in capital loss valuation allowance	(5,276)	—	(14,683)
Foreign taxes in excess of federal rate	1,434	1,740	9,802
Foreign tax credit	(2,921)	—	—
Other items, net	(4,128)	(2,781)	3,189
	$165,678	$51,714	$ 83,150

The Company's effective income tax rate (income tax expense as a percentage of income before income taxes) was 35.4% for 2012, 39.7% for 2011and 39.2% for 2010. The differences in the effective tax rates were primarily due to changes in the ratio of permanent differences to income before income taxes, changes in state and foreign income taxes resulting from fluctuations in the Company's noninsurance and foreign subsidiaries' contribution to pretax profits, and changes in the liability related to tax positions reported on the Company's tax returns. The effective tax rates for 2012 and 2010 included the release of valuation allowances recorded against capital losses. In addition, the effective tax rate for 2012 reflected the generation of foreign tax credits.

Net Income and Net Income Attributable to the Company

Net income and per share information are summarized as follows:

	2012	2011	2010
	(in thousands, except per share amounts)		
Net income	$301,728	$ 78,579	$128,956
Less: Net income attributable to noncontrolling interests	687	303	1,127
Net income attributable to the Company	$301,041	$ 78,276	$127,829
Net income per share attributable to the Company's stockholders:			
Basic	$ 2.83	$ 0.74	$ 1.22
Diluted	$ 2.77	$ 0.73	$ 1.20
Weighted-average common shares outstanding:			
Basic	106,307	105,197	104,134
Diluted	108,542	106,914	106,177

Per share information for 2010 was computed using the number of shares of common stock outstanding immediately following the Separation, as if such shares were outstanding for the entire period prior to the Separation. See Note 13 Earnings Per Share to the consolidated financial statements for further discussion of earnings per share.

Liquidity and Capital Resources

Cash Requirements. The Company generates cash primarily from the sale of its products and services and investment income. The Company's current cash requirements include operating expenses, taxes, payments of principal and interest on its debt, capital expenditures, potential business acquisitions and dividends on its common stock. Management forecasts the cash needs of the holding company and its primary subsidiaries and regularly reviews their short-term and long-term projected sources and uses of funds, as well as the asset, liability, investment and cash flow assumptions underlying such forecasts. Due to the Company's ability to generate cash flows from operations and its liquid-asset position, management believes that its resources are sufficient to satisfy its anticipated operational cash requirements and obligations for at least the next twelve months.

The substantial majority of the Company's business is dependent upon activity in the real estate and mortgage markets, which are cyclical and seasonal. Periods of increasing interest rates and reduced mortgage financing availability generally have an adverse effect on residential real estate activity and therefore typically decrease the Company's revenues. In contrast, periods of declining interest rates and increased mortgage financing availability generally have a positive effect on residential real estate activity which typically increases the Company's revenues. Residential purchase activity is typically slower in the winter months with increased volumes in the spring and summer months. Residential refinance activity is typically more volatile than purchase activity and is highly impacted by changes in interest rates. Commercial real estate volumes are less sensitive to changes in interest rates, but fluctuate based on local supply and demand conditions for space and mortgage financing availability.

Cash provided by operating activities amounted to $429.7 million, $136.7 million and $157.0 million for the years ended December 31, 2012, 2011 and 2010, respectively, after claim payments, net of recoveries, of $446.0 million, $503.4 million and $456.2 million, respectively. The principal nonoperating uses of cash and cash equivalents for the year ended December 31, 2012 were purchases of debt and equity securities, repayment of debt, capital expenditures, and dividends paid to common stockholders. The principal nonoperating uses of cash and cash equivalents for the year ended December 31, 2011 were purchases of debt and equity securities, decreases in demand deposits at the Company's banking operations, repayment of debt, capital expenditures and dividends paid to common stockholders. The most significant nonoperating sources of cash and cash equivalents for the year ended December 31, 2012 were proceeds from the sales and maturities of debt and equity securities, increases in the deposit balances at the Company's banking operations and proceeds from the issuance of debt. The most significant nonoperating sources of cash and cash equivalents for the year ended December 31, 2011 were proceeds from the sales and maturities of debt and equity securities, early payoff of the note receivable from CoreLogic, payments collected related to loans receivable and proceeds from the issuance of new debt. The net effect of all activities on total cash and cash equivalents was an increase of $208.9 million for 2012, a decrease of $310.4 million for 2011, and an increase of $97.4 million for 2010.

The Company continually assesses its capital allocation strategy, including decisions relating to dividends, share repurchases, capital expenditures, acquisitions and investments. In October of 2012, the Company's board of directors declared a quarterly cash dividend of $0.12 per common share, representing a 50% increase from the prior level of $0.08 per common share. Management expects that the Company will continue to pay quarterly cash dividends at or above the current level. The timing, declaration and payment of future dividends, however, falls within the discretion of the Company's board of directors and will depend upon many factors, including the Company's financial condition and earnings, the capital requirements of the Company's businesses, industry practice, restrictions imposed by applicable law and any other factors the board of directors deems relevant from time to time.

In March 2011, the Company's board of directors approved a stock repurchase plan which authorizes the repurchase of up to $150.0 million of the Company's common stock, of which $147.5 million remains as of December 31, 2012. Purchases may be made from time to time by the Company in the open market at prevailing market prices or in privately negotiated transactions. The Company did not repurchase any shares of its common stock during the year ended December 31, 2012.

Holding Company. First American Financial Corporation is a holding company that conducts all of its operations through its subsidiaries. The holding company's current cash requirements include payments of principal and interest on its debt, taxes, payments in connection with employee benefit plans, dividends on its common stock and other expenses. The holding company is dependent upon dividends and other payments from its operating subsidiaries to meet its cash requirements. The Company's target is to maintain a cash balance at the holding company equal to at least twelve months of estimated cash requirements. At certain points in time, the actual cash balance at the holding company may vary from this target due to, among other potential factors, the timing and amount of cash payments made and dividend payments received. Pursuant to insurance and other regulations under which the Company's insurance subsidiaries operate, the amount of dividends, loans and advances available to the holding company is limited, principally for the protection of policyholders. As of December 31, 2012, under such regulations, the maximum amount of dividends, loans and advances available to the holding company from its insurance subsidiaries in 2013, without prior approval from applicable regulators, was $405.4 million. Such restrictions have not had, nor are they expected to have, an impact on the holding company's ability to meet its cash obligations.

As of December 31, 2012, the holding company's primary sources of liquidity include $163.5 million of cash and $440.0 million available on the Company's $600.0 million revolving credit facility described below. In January 2013, the Company issued $250.0 million of senior notes and used a portion of the proceeds to repay all amounts outstanding under the revolving credit facility. See Note 24 Subsequent Events to the consolidated financial statements for further discussion of the Company's senior notes. Management believes that its liquidity at the holding company is sufficient to satisfy its anticipated cash requirements and obligations for at least the next twelve months.

Financing. On April 17, 2012, the Company entered into a senior secured credit agreement with JPMorgan Chase Bank, N.A. ("JPMorgan") in its capacity as administrative agent and the lenders party thereto. The credit agreement is comprised of a $600.0 million revolving credit facility. Unless terminated earlier, the revolving loan commitments will terminate on April 17, 2016. The agreement replaced the Company's $400.0 million senior secured credit agreement that had been in place since April 2010. In connection with the closing, the Company paid off the $200.0 million outstanding balance under the prior agreement and borrowed $200.0 million under the new agreement. Proceeds under the credit agreement may be used for general corporate purposes. At December 31, 2012, the Company had outstanding borrowings of $160.0 million under the facility and the interest rate associated with amounts borrowed under the facility was 2.21%. Those borrowings have since been repaid as discussed further below.

On November 14, 2012, the Company entered into an amendment to its credit agreement dated as of April 17, 2012. Among other things, the amendment permanently released the collateral and guarantees associated with the facility, decreased the maximum total debt to total capitalization ratio from 35 percent to 30 percent, and increased the total stockholders' equity that the Company is required to maintain by an amount equal to half of the Company's consolidated positive net income for each fiscal quarter.

In the event that the rating by Standard & Poor's Ratings Group ("S&P") is below BBB- (or there is no rating from S&P) and, in addition, such rating by Moody's Investor Services, Inc. ("Moody's") is lower than Baa3 (or there is no rating from Moody's), then the loan commitments are subject to mandatory reduction from (a) 50 percent of the net proceeds of certain equity issuances by any of the Company or certain subsidiaries of the Company (collectively, the "Designated Parties"), and (b) 50 percent of the net proceeds of certain debt incurred or issued by any of the Designated Parties, provided that the commitment reductions described above are only required to the extent necessary to reduce the total loan commitments to $300.0 million. The Company is only required to prepay loans to the extent that, after giving effect to any mandatory commitment reduction, the aggregate principal amount of all outstanding loans exceeds the remaining total loan commitments.

At the Company's election, borrowings under the credit agreement bear interest at (a) a base rate plus an applicable spread or (b) an adjusted LIBOR rate plus an applicable spread. The base rate is generally the greatest of (x) 0.50 percent in excess of the federal funds rate, (y) JPMorgan's prime rate, and (z) one-month LIBOR plus one percent. The adjusted LIBOR rate is generally LIBOR times JPMorgan's statutory reserve rate for Eurocurrency funding. The applicable spread varies depending upon the rating assigned by Moody's and S&P. The minimum applicable spread for base rate borrowings is 0.75 percent and the maximum is 1.50 percent. The minimum applicable spread for adjusted LIBOR rate borrowings is 1.75 percent and the maximum is 2.50 percent. The Company may select interest periods of one, two, three or six months or (if agreed to by all lenders) such other number of months for Eurodollar borrowings of loans.

The credit agreement includes representations and warranties, reporting covenants, affirmative covenants, negative covenants, financial covenants and events of default customary for financings of this type. Upon the occurrence of certain insolvency and bankruptcy events of default the loans automatically accelerate. As of December 31, 2012, the Company was in compliance with the financial covenants under the credit agreement.

On January 29, 2013, the Company issued $250.0 million of 4.30 percent 10 year senior unsecured notes due in 2023. The notes were priced at 99.638 percent to yield 4.345 percent. Interest is due semi-annually on February 1 and August 1, beginning August 1, 2013. The Company used a portion of the net proceeds from the sale to repay all borrowings outstanding under the credit agreement, increasing the unused capacity under the agreement to the full $600.0 million size of the facility.

In addition to amounts available under the credit facility, certain subsidiaries of the Company are parties to master repurchase agreements which are used as part of the Company's liquidity management activities and to support its risk management activities. In particular, securities loaned or sold under repurchase agreements are used as short-term funding sources. During 2012, the Company financed securities for funds received totaling $39.1 million under these agreements. As of December 31, 2012, no amounts remained outstanding under these agreements.

Notes and contracts payable as a percentage of total capitalization was 8.9% and 12.8% at December 31, 2012 and 2011, respectively. Notes and contracts payable are more fully described in Note 10 Notes and Contracts Payable to the consolidated financial statements.

Investment Portfolio. The Company's investment portfolio is primarily held at its insurance and banking subsidiaries. The Company maintains a high quality, liquid investment portfolio. As of December 31, 2012, the Company's debt and equity investment securities portfolio consists of approximately 93% of fixed income securities. As of that date, over 70% of the Company's fixed income investments are held in securities that are United States government-backed or rated AAA, and approximately 99% of the fixed income portfolio is rated or classified as investment grade. Percentages are based on the amortized cost basis of the securities. Credit ratings are based on S&P and Moody's published ratings. If a security was rated differently by both rating agencies, the lower of the two ratings was selected.

The table below outlines the composition of the investment portfolio currently in an unrealized loss position by credit rating (percentages are based on the amortized cost basis of the investments). Credit ratings are based on S&P and Moody's published ratings and are exclusive of insurance effects. If a security was rated differently by both rating agencies, the lower of the two ratings was selected:

	A-Ratings or Higher	BBB+ to BBB- Ratings	Non-Investment Grade/Not Rated
December 31, 2012			
US Treasury bonds	100.0%	0.0%	0.0%
Municipal bonds	100.0%	0.0%	0.0%
Foreign bonds	99.3%	0.7%	0.0%
Governmental agency bonds	100.0%	0.0%	0.0%
Governmental agency mortgage-backed securities	100.0%	0.0%	0.0%
Non-agency mortgage-backed securities	0.0%	0.0%	100.0%
Corporate debt securities	46.5%	53.5%	0.0%
Preferred stock	0.0%	100.0%	0.0%
	88.8%	5.3%	5.9%

In connection with the Separation, TFAC issued to the Company and FATICO a number of shares of its common stock that resulted in the Company and FATICO collectively owning 12.9 million shares of CoreLogic's common stock immediately following the Separation. During 2011 the Company sold 4.0 million shares for an aggregate cash price of $75.8 million and during 2012 the Company and FATICO sold the remaining 8.9 million shares for an aggregate cash price of $207.9 million. At December 31, 2012, the Company no longer owns any CoreLogic common stock.

In addition to its debt and equity investment securities portfolio, the Company maintains certain money-market and other short-term investments.

Capital expenditures. Capital expenditures primarily consist of additions to property and equipment, capitalized software development costs and additions to title plants. Capital expenditures were $83.9 million, $75.4 million and $88.7 million for the years ended December 31, 2012, 2011 and 2010, respectively. The increase in 2012 over 2011 was primarily related to higher capitalized software development costs in 2012 when compared to 2011. The decrease in 2011 from 2010 was primarily attributable to a lower level of title plant additions in 2011 when compared to 2010.

Contractual obligations. A summary, by due date, of the Company's total contractual obligations at December 31, 2012, is as follows:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(in thousands)		
Notes and contracts payable	$ 229,760	$ 8,437	$ 28,694	$169,615	$ 23,014
Interest on notes and contracts payable	26,722	7,428	11,570	3,883	3,841
Operating leases	230,695	79,562	101,802	37,927	11,404
Deposits	1,411,193	1,394,293	15,603	1,297	—
Claim losses	976,462	237,616	242,290	144,292	352,264
Pension and supplemental benefit plans	505,792	42,963	73,469	47,412	341,948
	$3,380,624	$1,770,299	$473,428	$404,426	$732,471

The timing of claim payments is estimated and is not set contractually. Nonetheless, based on historical claims experience, the Company anticipates the above payment patterns. Changes in future claim settlement patterns, judicial decisions, legislation, economic conditions and other factors could affect the timing and amount of actual claim payments. The timing and amount of payments in connection with pension and supplemental benefit plans are based on the Company's current estimate and requires the use of significant assumptions. Changes in significant assumptions could affect the amount and timing of pension and supplemental benefit plan payments. See Note 14 Employee Benefit Plans to the consolidated financial statements for additional discussion of management's significant assumptions. The Company is not able to reasonably estimate the timing of payments, or the amount by which the liability for the Company's uncertain tax positions will increase or decrease over time; therefore the liability of $47.9 million has not been included in the contractual obligations table. See Note 12 Income Taxes to the consolidated financial statements for additional discussion of the Company's liability for uncertain tax positions.

Off-balance sheet arrangements. The Company administers escrow deposits and trust assets as a service to its customers. Escrow deposits totaled $4.2 billion and $3.1 billion at December 31, 2012 and 2011, respectively, of which $1.2 billion and $0.9 billion, respectively, were held at the Company's federal savings bank subsidiary, First American Trust, FSB. The escrow deposits held at First American Trust, FSB, are included in the accompanying consolidated balance sheets in cash and cash equivalents and debt and equity securities, with offsetting liabilities included in deposits. The remaining escrow deposits were held at third-party financial institutions.

Trust assets totaled $2.8 billion at December 31, 2012 and 2011, and were held or managed by First American Trust, FSB. Escrow deposits held at third-party financial institutions and trust assets are not the Company's assets under U.S. generally accepted accounting principles and, therefore, are not included in the accompanying consolidated balance sheets. However, the Company could be held contingently liable for the disposition of these assets.

In conducting its operations, the Company often holds customers' assets in escrow, pending completion of real estate transactions. As a result of holding these customers' assets in escrow, the Company has ongoing programs for realizing economic benefits, including investment programs, borrowing agreements, and vendor services arrangements with various financial institutions. The effects of these programs are included in the consolidated financial statements as income or a reduction in expense, as appropriate, based on the nature of the arrangement and benefit received.

The Company facilitates tax-deferred property exchanges for customers pursuant to Section 1031 of the Internal Revenue Code and tax-deferred reverse exchanges pursuant to Revenue Procedure 2000-37. As a facilitator and intermediary, the Company holds the proceeds from sales transactions and takes temporary title to property identified by the customer to be acquired with such proceeds. Upon the completion of such exchange, the identified property is transferred to the customer or, if the exchange does not take place, an amount equal to the sales proceeds or, in the case of a reverse exchange, title to the property held by the Company is transferred to the customer. Like-kind exchange funds held by the Company totaled $1.4 billion and $0.6 billion at December 31, 2012 and 2011, respectively. The like-kind exchange deposits were held at third-party financial institutions and, due to the structure utilized to facilitate these transactions, the proceeds and property are not considered assets of the Company and, therefore, are not included in the accompanying consolidated balance sheets. All such amounts are placed in deposit accounts insured, up to applicable limits, by the Federal Deposit Insurance Corporation. The Company could be held contingently liable to the customer for the transfers of property, disbursements of proceeds and the return on the proceeds.

At December 31, 2012 and 2011, the Company was contingently liable for guarantees of indebtedness owed by affiliates and third parties to banks and others totaling $23.2 million and $24.2 million, respectively. The guarantee arrangements relate to promissory notes and other contracts, and contingently require the Company to make payments to the guaranteed party based on the failure of debtors to make scheduled payments according to the terms of the notes and contracts. The Company's maximum potential amount of future payments under these guarantees totaled $23.2 million and $24.2 million at December 31, 2012 and 2011, respectively, and is limited in duration to the terms of the underlying indebtedness. The Company has not incurred any costs as a result of these guarantees and has not recorded a liability on its consolidated balance sheets related to these guarantees at December 31, 2012 and 2011.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

The Company has interest rate risk associated with certain financial instruments. The Company monitors its risk associated with fluctuations in interest rates and makes investment decisions to manage accordingly. The Company does not currently use derivative financial instruments in any material amount to hedge these risks. The table below provides information about certain assets and liabilities as of December 31, 2012 that are sensitive to changes in interest rates and presents cash flows and the related weighted average interest rates by expected maturity dates.

	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
	(in thousands, except percentages)							
Assets								
Deposits with savings and loan associations and banks								
Book value	$ 71,196						$ 71,196	$ 71,400
Average interest rate	0.84%							
Debt securities								
Amortized cost	$ 57,987	77,085	157,647	179,088	176,104	1,965,364	$2,613,275	$2,651,881
Average interest rate	4.11%	3.28%	2.71%	2.88%	2.75%	2.75%		
Notes receivable								
Book value	$ 2,075	4,529	931	1,247	666	3,996	$ 13,444	$ 11,376
Average interest rate	5.18%	4.27%	4.28%	5.03%	5.41%	6.02%		
Loans receivable								
Book value	$ 1,093	1,296	6,686	3,618	6,844	92,455	$ 111,992	$ 111,925
Average interest rate	5.93%	5.63%	5.78%	6.67%	6.98%	6.28%		
Liabilities								
Interest bearing escrow deposits								
Book value	$908,957						$ 908,957	$ 908,957
Average interest rate	0.17%							
Variable rate deposits								
Book value	$ 25,067						$ 25,067	$ 25,067
Average interest rate	0.60%							
Fixed rate deposits								
Book value	$ 20,315	9,831	5,773	1,296			$ 37,215	$ 37,597
Average interest rate	1.25%	1.39%	2.24%	1.92%				
Notes and contracts payable								
Book value	$ 8,437	13,373	15,321	164,198	5,417	23,014	$ 229,760	$ 233,071
Average interest rate	2.87%	2.85%	2.78%	2.73%	5.24%	5.27%		

Equity Price Risk

The Company is also subject to equity price risk related to its equity securities portfolio. The Company manages its equity price risk through an investment committee made up of certain senior executives which is advised by an experienced investment management staff.

Foreign Currency Risk

Although the Company has exchange rate risk for its operations in certain foreign countries, this risk is not material to the Company's financial condition or results of operations. The Company does not hedge its foreign exchange risk.

Credit Risk

The Company's corporate, municipal, foreign, non-agency mortgage-backed and, to a lesser extent, its agency securities are subject to credit risk. The Company manages its credit risk through actively monitoring issuer financial reports, credit spreads, security pricing and credit rating migration. Further, diversification and concentration limits by asset type and per issuer are established and monitored by the Company's investment committee.

The Company's non-agency mortgage-backed securities credit risk is analyzed by monitoring servicer reports and through utilization of sophisticated cash flow models to measure the default characteristics of the underlying collateral pools.

The Company holds a large concentration in U.S. government agency securities, including agency mortgage-backed securities. In the event of discontinued U.S. government support of its federal agencies, material credit risk could be observed in the portfolio. The Company views that scenario as unlikely but possible. The federal government currently is considering various alternatives to reform the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The nature and timing of the reforms is unknown, however the federal government reiterated its commitment to ensuring that Fannie Mae and Freddie Mac have sufficient capital to perform under any guarantees issued now or in the future and the ability to meet any of their debt obligations.

The Company's overall investment securities portfolio maintains an average credit quality of AA.

Item 8. Financial Statements and Supplementary Data

Separate financial statements for subsidiaries not consolidated and 50% or less owned persons accounted for by the equity method have been omitted because they would not constitute a significant subsidiary.

INDEX

Financial statement schedules not listed are either omitted because they are not applicable or the required information is shown in the consolidated financial statements or in the notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
First American Financial Corporation:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of First American Financial Corporation and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedules, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1, amounts recorded for allocations of certain expenses directly attributable to the operations of First American Financial Corporation prior to June 1, 2010 are not necessarily representative of the amounts that would have been reflected in the financial statements had the Company operated as a separate, stand-alone entity.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP
Los Angeles, California
February 28, 2013

FIRST AMERICAN FINANCIAL CORPORATION
AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except par values)

	December 31, 2012	December 31, 2011
ASSETS		
Cash and cash equivalents	$ 627,208	$ 418,299
Accounts and accrued income receivable, less allowances of $30,917 and $30,504	259,779	227,847
Income taxes receivable	14,093	12,304
Investments:		
Deposits with savings and loan associations and banks	71,196	56,201
Debt securities, includes pledged securities of $105,849 and $149,922	2,651,881	2,201,911
Equity securities	197,920	184,000
Other long-term investments	192,563	200,805
	3,113,560	2,642,917
Loans receivable, net	107,352	139,191
Property and equipment, net	343,450	337,578
Title plants and other indexes	521,741	513,998
Deferred income taxes	—	39,617
Goodwill	845,857	818,420
Other intangible assets, net	57,095	59,994
Other assets	160,712	152,045
	$6,050,847	$5,362,210
LIABILITIES AND EQUITY		
Deposits	$1,411,193	$1,093,236
Accounts payable and accrued liabilities:		
Accounts payable	27,854	27,525
Personnel costs	176,478	137,024
Pension costs and other retirement plans	483,272	432,456
Other	132,899	130,802
	820,503	727,807
Due to CoreLogic, net	53,510	35,951
Deferred revenue	170,663	155,626
Reserve for known and incurred but not reported claims	976,462	1,014,676
Deferred income taxes	36,987	—
Notes and contracts payable	229,760	299,975
	3,699,078	3,327,271
Commitments and contingencies (Note 18)		
Stockholders' equity:		
Preferred stock, $0.00001 par value, Authorized—500 shares; Outstanding—none	—	—
Common stock, $0.00001 par value:		
Authorized—300,000 shares; Outstanding—107,239 shares and 105,410 shares as of December 31, 2012 and 2011, respectively	1	1
Additional paid-in capital	2,111,605	2,081,242
Retained earnings	387,015	124,816
Accumulated other comprehensive loss	(150,556)	(177,459)
Total stockholders' equity	2,348,065	2,028,600
Noncontrolling interests	3,704	6,339
Total equity	2,351,769	2,034,939
	$6,050,847	$5,362,210

See Notes to Consolidated Financial Statements

FIRST AMERICAN FINANCIAL CORPORATION
AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

	Year Ended December 31,		
	2012	2011	2010
Revenues:			
Direct premiums and escrow fees	$2,041,740	$1,634,177	$1,663,498
Agent premiums	1,709,905	1,491,943	1,517,704
Information and other	645,023	621,483	628,962
Investment income	88,181	82,153	94,262
Net realized investment gains (losses)	60,536	(114)	10,209
Net other-than-temporary impairment ("OTTI") losses recognized in earnings:			
Total OTTI losses on equity securities	—	—	(1,722)
Total OTTI losses on debt securities	(1,757)	(12,748)	(8,497)
Portion of OTTI losses on debt securities recognized in other comprehensive loss	(1,807)	3,680	2,196
	(3,564)	(9,068)	(8,023)
	4,541,821	3,820,574	3,906,612
Expenses:			
Personnel costs	1,334,866	1,178,368	1,206,683
Premiums retained by agents	1,370,193	1,195,282	1,222,274
Other operating expenses	836,319	761,878	811,372
Provision for policy losses and other claims	397,717	420,136	320,874
Depreciation and amortization	74,950	76,889	80,642
Premium taxes	51,304	45,663	37,780
Interest	9,066	12,065	14,881
	4,074,415	3,690,281	3,694,506
Income before income taxes	467,406	130,293	212,106
Income taxes	165,678	51,714	83,150
Net income	301,728	78,579	128,956
Less: Net income attributable to noncontrolling interests	687	303	1,127
Net income attributable to the Company	$ 301,041	$ 78,276	$ 127,829
Net income per share attributable to the Company's stockholders:			
Basic	$ 2.83	$ 0.74	$ 1.22
Diluted	$ 2.77	$ 0.73	$ 1.20
Cash dividends declared per share	$ 0.36	$ 0.24	$ 0.18
Weighted-average common shares outstanding:			
Basic	106,307	105,197	104,134
Diluted	108,542	106,914	106,177

See Notes to Consolidated Financial Statements

FIRST AMERICAN FINANCIAL CORPORATION
AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31,		
	2012	2011	2010
Net income	$301,728	$ 78,579	$128,956
Other comprehensive income (loss), net of tax:			
Unrealized gain (loss) on securities	31,445	(12,316)	2,489
Unrealized gain on securities for which credit-related portion was recognized in earnings	3,902	2,144	4,820
Foreign currency translation adjustment	5,131	(6,167)	5,705
Pension benefit adjustment	(13,571)	(12,034)	(10,629)
Total other comprehensive income(loss), net of tax	26,907	(28,373)	2,385
Comprehensive income	328,635	50,206	131,341
Less: Comprehensive income attributable to noncontrolling interests	691	233	5,177
Comprehensive income attributable to the Company	$327,944	$ 49,973	$126,164

See Notes to Consolidated Financial Statements

FIRST AMERICAN FINANCIAL CORPORATION AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF EQUITY (in thousands)

	First American Financial Corporation Stockholders								
	Shares	Common stock	Additional paid-in capital	Retained earnings	TFAC's invested equity	Accumulated other comprehensive loss	Total stockholders' equity	Noncontrolling interests	Total
Balance at December 31, 2009	—	$—	$ —	$ —	$ 2.167,291	$(147.491)	$2,019.800	$13,051	$2,032,851
Net income earned prior to June 1, 2010 separation	—	—	—	—	36,777	—	36,777	147	36.924
Net contributions from TFAC	—	—	—	—	2,097	—	2.097	—	2,097
Distribution to TFAC upon separation	—	—	—	—	(156,570)	(22,051)	(178,621)	—	(178,621)
Capitalization as a result of separation from TFAC	—	—	2,047,528	—	(2,047,528)	—	—	—	—
Issuance of common stock at separation	104.006	1	(1)	—	—	—	—	—	—
Net income earned following June 1, 2010 separation	—	—	—	91,052	—	—	91,052	980	92,032
Dividends on common shares	—	—	—	(18,553)	—	—	(18,553)	—	(18,553)
Shares issued in connection with share-based compensation plans	451	—	2,855	(425)	—	—	2,430	—	2,430
Share-based compensation expense	—	—	6,852	—	—	—	6,852	—	6,852
Purchase of subsidiary shares from /other decreases in noncontrolling interests	—	—	(136)	—	(2,067)	—	(2,203)	(3,501)	(5,704)
Sale of subsidiary shares to /other increases in noncontrolling interests	—	—	—	—	—	—	—	110	110
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(1,133)	(1,133)
Other comprehensive income (Note 20)	—	—	—	—	—	20.386	20,386	4,050	24,436
Balance at December 31, 2010	104,457	1	2,057,098	72,074	—	(149,156)	1,980,017	13,704	1.993,721
Net income for 2011	—	—	—	78.276	—	—	78,276	303	78,579
Contribution from TFAC as a result of separation	—	—	5,164	—	—	—	5.164	—	5,164
Dividends on common shares	—	—	—	(24,784)	—	—	(24,784)	—	(24.784)
Purchase of Company shares	(204)	—	(2,502)	—	—	—	(2.502)	—	(2,502)
Shares issued in connection with share-based compensation plans	1,157	—	2,958	(750)	—	—	2,208	—	2,208
Share-based compensation expense	—	—	14,981	—	—	—	14,981	—	14,981
Purchase of subsidiary shares from /other decreases in noncontrolling interests	—	—	3,543	—	—	—	3.543	(7.699)	(4.156)
Sale of subsidiary shares to /other increases in noncontrolling interests	—	—	—	—	—	—	—	436	436
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(335)	(335)
Other comprehensive income (Note 20)	—	—	—	—	—	(28.303)	(28,303)	(70)	(28.373)
Balance at December 31, 2011	105,410	1	2,081.242	124,816	—	(177,459)	2.028.600	6,339	2,034.939
Net income for 2012	—	—	—	301,041	—	—	301,041	687	301,728
Dividends on common shares	—	—	—	(37.612)	—	—	(37,612)	—	(37,612)
Shares issued in connection with share-based compensation plans	1.829	—	16,270	(1,230)	—	—	15,040	—	15.040
Share-based compensation expense	—	—	14,839	—	—	—	14.839	—	14.839
Purchase of subsidiary shares from /other decreases in noncontrolling interests	—	—	(746)	—	—	—	(746)	(2,656)	(3,402)
Sale of subsidiary shares to /other increases in noncontrolling interests	—	—	—	—	—	—	—	22	22
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(913)	(913)
Contributions from noncontrolling interests	—	—	—	—	—	—	—	221	221
Other comprehensive income (Note 20)	—	—	—	—	—	26,903	26,903	4	26,907
Balance at December 31, 2012	107.239	$ 1	$2,111,605	$387,015	$ —	$(150.556)	$2,348,065	$ 3,704	$2,351,769

See Notes to Consolidated Financial Statements

FIRST AMERICAN FINANCIAL CORPORATION AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)

	Year Ended December 31,		
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 301,728	$ 78,579	$ 128,956
Adjustments to reconcile net income to cash provided by operating activities:			
Provision for policy losses and other claims	397,717	420,136	320,874
Depreciation and amortization	74,950	76,889	80,642
Excess tax benefits from share-based compensation	(2,372)	(1,145)	(1,080)
Net realized investment (gains) losses	(60,536)	114	(10,209)
Net OTTI losses recognized in earnings	3,564	9,068	8,023
Share-based compensation	14,839	14,981	15,163
Equity in earnings of affiliates	(13,664)	(8,099)	(8,376)
Dividends from equity method investments	11,585	11,991	8,257
Changes in assets and liabilities excluding effects of acquisitions and noncash transactions:			
Claims paid, including assets acquired, net of recoveries	(445,986)	(503,434)	(456,225)
Net change in income tax accounts	64,486	21,856	60,290
(Increase) decrease in accounts and accrued income receivable	(29,398)	5,367	4,730
Increase (decrease) in accounts payable and accrued liabilities	71,980	(32,073)	5,890
Net change in due to CoreLogic/TFAC	11,999	18,595	(11,392)
Increase (decrease) in deferred revenue	14,844	10,907	(1,802)
Other, net	13,939	12,942	13,266
Cash provided by operating activities	429,675	136,674	157,007
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net cash effect of acquisitions/dispositions	(32,476)	(2,706)	(12,145)
Net (increase) decrease in deposits with banks	(14,405)	3,773	16,092
Purchases of debt and equity securities	(1,796,314)	(1,005,804)	(1,532,801)
Proceeds from sales of debt and equity securities	954,626	672,095	699,342
Proceeds from maturities of debt securities	491,674	322,009	597,838
Proceeds from redemption of Company owned life insurance	—	—	19,602
Net decrease in other long-term investments	6,591	3,860	13,429
Proceeds from notes receivable from CoreLogic/TFAC	—	18,787	2,830
Origination and purchases of loans and participations	—	(13,534)	(9,090)
Net decrease in loans receivable	31,839	35,869	9,461
Capital expenditures	(83,892)	(69,797)	(88,725)
Proceeds from sale of property and equipment	7,767	9,345	8,832
Cash used for investing activities	(434,590)	(26,103)	(275,335)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net change in deposits	317,957	(389,320)	328,983
Proceeds from issuance of debt	440,065	24,185	213,462
Proceeds from issuance of note payable to TFAC	—	—	29,087
Repayment of debt	(510,544)	(23,117)	(40,958)
Repayment of debt to TFAC	—	—	(169,572)
Contributions from noncontrolling interests	221	—	—
Distributions to noncontrolling interests	(913)	(335)	(1,133)
Excess tax benefits from share-based compensation	2,372	1,145	1,080
Net proceeds in connection with share-based compensation plans	12,668	1,152	2,430
Purchase of subsidiary shares from/other decreases in noncontrolling interests	(3,402)	(4,156)	(3,746)
Sale of subsidiary shares to/other increases in noncontrolling interests	—	—	110
Purchase of Company shares	—	(2,502)	—
Cash dividends	(44,705)	(25,216)	(12,502)
Cash distribution to TFAC upon separation	—	—	(130,000)
Cash provided by (used for) financing activities	213,719	(418,164)	217,241
Effect of exchange rate changes on cash	105	(2,854)	(1,464)
Net increase (decrease) in cash and cash equivalents	208,909	(310,447)	97,449
Cash and cash equivalents—Beginning of year	418,299	728,746	631,297
Cash and cash equivalents—End of year	$ 627,208	$ 418,299	$ 728,746
SUPPLEMENTAL INFORMATION:			
Cash paid during the year for:			
Interest	$ 8,909	$ 12,631	$ 16,717
Premium taxes	$ 45,375	$ 38,136	$ 41,060
Income taxes, net	$ 87,324	$ 23,862	$ 21,771
Noncash investing and financing activities:			
Liabilities assumed in connection with acquisitions	$ 3,518	$ 2,450	$ 1,100
Net noncash contribution from TFAC as a result of separation	$ —	$ 5,164	$ 2,097
Net noncash capital contribution from TFAC	$ —	$ —	$ (26,570)

See Notes to Consolidated Financial Statements

FIRST AMERICAN FINANCIAL CORPORATION
AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. Description of the Company:

First American Financial Corporation (the "Company"), through its subsidiaries, is engaged in the business of providing financial services. The Company consists of the following reportable segments and a corporate function:

- The Company's title insurance and services segment issues title insurance policies on residential and commercial property in the United States and offers similar or related products and services internationally. This segment also provides escrow and closing services; accommodates tax-deferred exchanges of real estate; maintains, manages and provides access to title plant records and images and provides banking, trust and investment advisory services. The Company, through its principal title insurance subsidiary and such subsidiary's affiliates, transacts its title insurance business through a network of direct operations and agents. Through this network, the Company issues policies in the 49 states that permit the issuance of title insurance policies and the District of Columbia. The Company also offers title insurance and other insurance and guarantee products, as well as related settlement services in foreign countries, including Canada, the United Kingdom, Australia and various other established and emerging markets.
- The Company's specialty insurance segment issues property and casualty insurance policies and sells home warranty products. The property and casualty insurance business provides insurance coverage to residential homeowners and renters for liability losses and typical hazards such as fire, theft, vandalism and other types of property damage. This business is licensed to issue policies in all 50 states and actively issues policies in 43 states. In its largest market, California, it also offers preferred risk auto insurance to better compete with other carriers offering bundled home and auto insurance. The home warranty business provides residential service contracts that cover residential systems and appliances against failures that occur as the result of normal usage during the coverage period. This business currently operates in 39 states and the District of Columbia.

The corporate division consists of certain financing facilities as well as the corporate services that support the Company's business operations.

Spin-off

The Company became a publicly traded company following its spin-off from its prior parent, The First American Corporation ("TFAC") on June 1, 2010 (the "Separation"). On that date, TFAC distributed all of the Company's outstanding shares to the record date shareholders of TFAC on a one-for-one basis (the "Distribution"). After the Distribution, the Company owns TFAC's financial services businesses and TFAC, which reincorporated and assumed the name CoreLogic, Inc. ("CoreLogic"), continues to own its information solutions businesses. The Company's common stock trades on the New York Stock Exchange under the "FAF" ticker symbol and CoreLogic's common stock trades on the New York Stock Exchange under the ticker symbol "CLGX."

To effect the Separation, TFAC and the Company entered into a Separation and Distribution Agreement (the "Separation and Distribution Agreement") that governs the rights and obligations of the Company and CoreLogic regarding the Distribution. It also governs the relationship between the Company and CoreLogic subsequent to the completion of the Separation and provides for the allocation between the Company and CoreLogic of TFAC's assets and liabilities. The Separation and Distribution Agreement identifies assets, liabilities and contracts that were allocated between CoreLogic and the Company as part of the Separation and describes the transfers, assumptions and assignments of these assets, liabilities and contracts. In particular, the Separation and Distribution Agreement provides that, subject to the terms and conditions contained therein:

- All of the assets and liabilities primarily related to the Company's business—primarily the business and operations of TFAC's title insurance and services segment and specialty insurance segment—have been retained by or transferred to the Company;
- All of the assets and liabilities primarily related to CoreLogic's business—primarily the business and operations of TFAC's data and analytic solutions, information and outsourcing solutions and risk mitigation and business solutions segments—have been retained by or transferred to CoreLogic;
- On the record date for the Distribution, TFAC issued to the Company and its principal title insurance subsidiary, First American Title Insurance Company ("FATICO"), a number of shares of its common stock that resulted in the Company and FATICO collectively owning 12.9 million shares of CoreLogic's common stock immediately following the Separation, all of which have subsequently been sold. See Note 19 Transactions with CoreLogic/TFAC to the consolidated financial statements for further discussion of the CoreLogic stock;
- The Company effectively assumed $200.0 million of the outstanding liability for indebtedness under TFAC's senior secured credit facility through the Company's borrowing and transferring to CoreLogic of $200.0 million under the Company's credit facility in connection with the Separation. See Note 10 Notes and Contracts Payable to the consolidated financial statements for further discussion of the Company's credit facility.

The Separation resulted in a net distribution from the Company to TFAC of $151.4 million. In connection with such distribution, the Company assumed $22.1 million of accumulated other comprehensive loss, net of tax, which was primarily related to the Company's assumption of the unfunded portion of the defined benefit pension obligation associated with participants who were employees of the businesses retained by CoreLogic. See Note 14 Employee Benefit Plans to the consolidated financial statements for additional discussion of the defined benefit pension plan.

Significant Accounting Policies:

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and reflect the consolidated operations of the Company as a separate, stand-alone publicly traded company subsequent to June 1, 2010. The consolidated financial statements include the accounts of First American Financial Corporation and all controlled subsidiaries. All significant intercompany transactions and balances have been eliminated. Investments in which the Company exercises significant influence, but does not control and is not the primary beneficiary, are accounted for using the equity method. Investments in which the Company does not exercise significant influence over the investee are accounted for under the cost method.

Principles of Combination and Basis of Presentation

The Company's historical financial statements prior to June 1, 2010 have been prepared in accordance with generally accepted accounting principles and have been derived from the consolidated financial statements of TFAC and represent carve-out stand-alone combined financial statements. The combined financial statements prior to June 1, 2010 include items attributable to the Company and allocations of general corporate expenses from TFAC.

The Company's historical financial statements prior to June 1, 2010 include assets, liabilities, revenues and expenses directly attributable to the Company's operations. The Company's historical financial statements prior to June 1, 2010 reflect allocations of corporate expenses from TFAC for certain functions provided by TFAC, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, compliance, facilities, procurement, employee benefits, and share-based compensation. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on the basis of net revenue, domestic headcount or assets or a combination of such drivers. The Company considers the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by the Company during the periods presented. The Company's historical financial statements prior to June 1, 2010 do not reflect the debt or interest expense it might have incurred if it had been a stand-alone entity. In addition, the Company expects to incur other expenses, not reflected in its historical financial statements prior to June 1, 2010, as a result of being a separate publicly traded company. As a result, the Company's historical financial statements prior to June 1, 2010 do not necessarily reflect what its financial position or results of operations would have been if it had been operated as a stand-alone public entity during the periods covered prior to June 1, 2010, and may not be indicative of the Company's future results of operations and financial position.

Reclassification

Certain 2010 and 2011 amounts have been reclassified to conform to the 2012 presentation.

During the first quarter of 2012, the Company changed the allocation of certain expenses within its reportable segments and corporate division to reflect the performance of the Company's reportable segments as reported to the chief operating decision maker. The expenses that were impacted as a result of the change in allocation include shared services expenses, benefit plan expense and interest expense. Prior year segment data has been conformed to the current presentation. For the years ended December 31, 2011 and 2010, income before income taxes for the Company's reportable segments was impacted as follows: increases of $14.9 million and $25.1 million, respectively, to the title insurance and services segment, increases of $0.7 million and $0.9 million, respectively, to the specialty insurance segment, and decreases of $15.6 million and $26.0 million, respectively, to the corporate division.

The consolidated statements of cash flows for the years ended December 31, 2011 and 2010 were corrected to reflect adjustments that increased cash provided by operating activities and decreased the effect of exchange rate changes on cash by $2.9 million and $1.5 million, respectively. In addition, for the years ended December 31, 2011 and 2010 an adjustment was made to correct the classification of net purchase of subsidiary shares from /other decreases in noncontrolling interests which decreased cash used for investing activities and increased cash used for financing activities by $4.2 million in 2011, and in 2010, decreased cash used for investing activities and decreased cash provided by financing activities by $3.6 million. These adjustments had no impact on the net change in cash and cash equivalents and were not considered material, individually or in the aggregate, to previously issued financial statements.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the statements. Actual results could differ from the estimates and assumptions used.

Cash and cash equivalents

The Company considers cash equivalents to be all short-term investments that have an initial maturity of 90 days or less and are not restricted for statutory deposit or premium reserve requirements.

Accounts and accrued income receivable

Accounts and accrued income receivable are generally due within thirty days and are recorded net of an allowance for doubtful accounts. We consider accounts outstanding longer than the contractual payment terms as past due. We determine our allowance by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history, a specific customer's ability to pay its obligations to us, and the condition of the general economy and industry as a whole. Amounts are charged off in the period they are deemed to be uncollectible.

Investments

Deposits with savings and loan associations and banks are short-term investments with initial maturities of generally more than 90 days.

Debt securities are carried at fair value and consist primarily of investments in obligations of the United States Treasury, various corporations, certain state and political subdivisions and mortgage-backed securities.

The Company maintains investments in debt securities in accordance with certain statutory requirements for the funding of statutory premium reserves and state deposits. At December 31, 2012 and 2011, the fair value of such investments totaled $105.8 million and $149.9 million, respectively. See Note 2 Statutory Restrictions on Investments and Stockholders' Equity to the consolidated financial statements for additional discussion of the Company's statutory restrictions.

Equity securities are carried at fair value and consist primarily of investments in exchange traded funds, mutual funds and marketable common and preferred stocks of corporate entities.

The Company classifies its publicly traded debt and equity securities as available-for-sale and carries them at fair value with unrealized gains or losses classified as a component of accumulated other comprehensive loss. See Note 3 Debt and Equity Securities to the consolidated financial statements for additional discussion of the Company's accounting policies pertaining to its debt and equity securities, including other-than-temporary impairment and fair value measurement.

Other long-term investments consist primarily of investments in affiliates, which are accounted for under the equity method of accounting or the cost method of accounting, investments in real estate and notes receivable. For the year ended December 31, 2012, the Company recognized $7.8 million of impairment losses on other long-term investments, including $7.1 million related to investments in affiliates and $0.7 million related to notes receivable. For the year ended December 31, 2011, the Company recognized $8.6 million of impairment losses on other long-term investments, including $6.3 million related to investments in affiliates and $2.3 million related to notes receivable. For the year ended December 31, 2010, the Company recognized $3.9 million of impairment losses on other long-term investments, including $3.2 million related to a note receivable and $0.7 million related to other investments. In making the determination as to whether an individual investment was impaired, the Company assessed the then-current and expected financial condition of each relevant entity, including, but not limited to, the anticipated ability of the entity to make its contractually required payments to the Company (with respect to debt obligations to us), the results of valuation work performed with respect to the entity, the entity's anticipated ability to generate sufficient cash flows and the market conditions in the industry in which the entity was operating.

Loss reserves are established for notes receivable based upon an estimate of probable losses for the individual notes. A loss reserve is established on an individual note when it is deemed probable that the Company will be unable to collect all amounts due in accordance with the contractual terms of the note. The loss reserve is based upon the Company's assessment of the borrower's overall financial condition, resources and payment record; and, if appropriate, the realizable value of any collateral. These estimates consider all available evidence including the expected future cash flows, estimated fair value of collateral on secured notes, general economic conditions and trends, and other relevant factors, as appropriate. Notes are placed on non-accrual status when management determines that the collectibility of contractual amounts is not reasonably assured.

Loans receivable

The performance of the Company's loan portfolio is evaluated on an ongoing basis by management. Loans receivable are impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans receivable are measured at the present value of expected future cash flows discounted at the loan's effective interest rate. As a practical expedient, the loan may be valued based on its observable market price or the fair value of the collateral, if the loan is collateral-dependent. No indications of material impairment of loans receivable were identified during the three-year period ended December 31, 2012.

Loans, including impaired loans, are generally classified as non-accrual if they miss more than three contractual payments, which usually represent past due between 60 to 90 days or more. The Company's general policy is to reverse from income previously accrued but unpaid interest. While a loan is classified under non-accrual status and the future collectability of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. Income on such loans is subsequently recognized only to the extent that cash is received and future collection of principal is probable. Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time. Interest income on non-accrual loans that would have been recognized during the years ended December 31, 2012, 2011 and 2010, if all of such loans had been current in accordance with their original terms, totaled $138 thousand, $163 thousand, and $113 thousand, respectively.

The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. Loan losses are charged to, and recoveries are credited to, the allowance for loan losses. The provision for loan losses is determined after considering various factors, such as loan loss experience, maturity of the portfolio, size of the portfolio, borrower credit history, the existing allowance for loan losses, current charges and recoveries to the allowance for loan losses, the overall quality of the loan portfolio, and current economic conditions, as determined by management, regulatory agencies and independent credit review specialists. While many of these factors are essentially a matter of judgment and may not be reduced to a mathematical formula, the Company believes that, in light of the collateral securing its loan portfolio, the current allowance for loan losses is an adequate allowance against probable losses incurred as of December 31, 2012.

The adequacy of the allowance for loan losses is based on formula allocations and specific allocations. Formula allocations are made on a percentage basis, which is dependent on the underlying collateral, the type of loan and general economic conditions. Specific allocations are made as problem or potential problem loans are identified and are based upon an evaluation by management of the status of such loans. Specific allocations may be revised from time to time as the status of problem or potential problem loans changes.

Property and equipment

Property and equipment includes computer software acquired or developed for internal use and for use with the Company's products. Software development costs, which include capitalized interest costs and certain payroll-related costs of employees directly associated with developing software, in addition to incremental payments to third parties, are capitalized from the time technological feasibility is established until the software is ready for use.

Depreciation on buildings and on furniture and equipment is computed using the straight-line method over estimated useful lives of 16 to 40 years and 3 to 10 years, respectively. Capitalized software costs are amortized using the straight-line method over estimated useful lives of 3 to 15 years. Leasehold improvements are amortized over useful lives that are consistent with the lease term.

Title plants and other indexes

Title plants and other indexes includes title plants of $520.7 million and capitalized real estate data, net of $1.0 million at December 31, 2012 and title plants of $512.6 million and capitalized real estate data, net of $1.4 million at December 31, 2011. Title plants are carried at original cost, with the costs of daily maintenance (updating) charged to expense as incurred. Because properly maintained title plants have indefinite lives and do not diminish in value with the passage of time, no provision has been made for depreciation or amortization. The Company analyzes its title plants at least annually for impairment. This analysis includes, but is not limited to, the effects of obsolescence, duplication, demand and other economic factors. Capitalized real estate data is amortized using the straight-line method over estimated useful lives of 5 to 15 years.

Goodwill

The Company is required to perform an annual goodwill impairment assessment for each reporting unit. The Company's four reporting units are title insurance, home warranty, property and casualty insurance and trust and other services. The Company has elected to perform this annual assessment in the fourth quarter of each fiscal year or sooner if circumstances indicate possible impairment. Based on current guidance, the Company has the option to perform a qualitative assessment to determine if the fair value is more likely than not (i.e. a likelihood of greater than 50%) less than the carrying amount as a basis for determining whether it is necessary to perform a quantitative impairment test, or may choose to forego the qualitative assessment and perform the quantitative impairment test. The qualitative factors considered in this assessment may include macroeconomic conditions, industry and market considerations, overall financial performance as well as other relevant events and circumstances as determined by the Company. The Company evaluates the weight of each factor to determine whether it is more likely than not that impairment may exist. If the results of the qualitative assessment indicate the more likely than not threshold was not met, the Company may choose not to perform the quantitative impairment test. If however, the more likely than not threshold is met, the Company performs the quantitative test as required and discussed below.

Management's quantitative impairment testing process includes two steps. The first step ("Step 1") compares the fair value of each reporting unit to its carrying amount. The fair value of each reporting unit is determined by using discounted cash flow analysis and market approach valuations. If the fair value of the reporting unit exceeds its carrying amount, the goodwill is not considered impaired and no additional analysis is required. However, if the carrying amount is greater than the fair value, a second step ("Step 2") must be completed to determine if the fair value of the goodwill exceeds the carrying amount of goodwill.

Step 2 involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated impairment. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination, by measuring the excess of the estimated fair value of the reporting unit, as determined in the first step, over the aggregate estimated fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment loss is recorded for the excess. An impairment loss cannot exceed the carrying value of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.

The quantitative impairment test for goodwill utilizes a variety of valuation techniques, all of which require the Company to make estimates and judgments. Fair value is determined by employing an expected present value technique, which utilizes multiple cash flow scenarios that reflect a range of possible outcomes and an appropriate discount rate. The use of comparative market multiples (the "market approach") compares the reporting unit to other comparable companies (if such comparables are present in the marketplace) based on valuation multiples to arrive at a fair value. The Company also uses certain of these valuation techniques in accounting for business combinations, primarily in the determination of the fair value of acquired assets and liabilities. In assessing the fair value, the Company utilizes the results of the valuations (including the market approach to the extent comparables are available) and considers the range of fair values determined under all methods and the extent to which the fair value exceeds the carrying amount of the equity or asset.

The valuation of each reporting unit includes the use of assumptions and estimates of many critical factors, including revenue growth rates and operating margins, discount rates and future market conditions, determination of market multiples and the establishment of a control premium, among others. Forecasts of future operations are based, in part, on operating results and the Company's expectations as to future market conditions. These types of analyses contain uncertainties because they require the Company to make assumptions and to apply judgments to estimate industry economic factors and the profitability of future business strategies. However, if actual results are not consistent with the Company's estimates and assumptions, the Company may be exposed to future impairment losses that could be material.

Other intangible assets

The Company's intangible assets consist of covenants not to compete, customer lists, trademarks, patents and licenses. Each of these intangible assets, excluding licenses, is amortized on a straight-line basis over their useful lives ranging from 2 to 20 years and is subject to impairment tests when there is an indication of a triggering event or abandonment. Licenses are an intangible asset with an indefinite life and are therefore not amortized but rather tested for impairment by comparing the fair value of the license with its carrying value at least annually and when an indicator of potential impairment has occurred.

Long-lived assets

Long-lived assets held and used include property and equipment, capitalized software and other intangible assets with a finite life. Management uses estimated future cash flows (undiscounted and excluding interest) to measure the recoverability of long-lived assets held and used whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable. If the undiscounted cash flow analysis indicates a long-lived asset is not recoverable, the impairment loss recorded is the excess of the carrying amount of the asset over its fair value.

In addition, the Company carries long-lived assets held for sale at the lower of cost or market as of the date that certain criteria have been met. As of December 31, 2012 and 2011 the Company had no material long-lived assets classified as held for sale.

Reserve for known and incurred but not reported claims

The Company provides for title insurance losses by a charge to expense when the related premium revenue is recognized. The amount charged to expense is generally determined by applying a rate (the loss provision rate) to total title insurance premiums and escrow fees. The Company's management estimates the loss provision rate at the beginning of each year and reassesses the rate quarterly to ensure that the resulting incurred but not reported ("IBNR") loss reserve and known claims reserve included in the Company's consolidated balance sheets together reflect management's best estimate of the total costs required to settle all IBNR and known claims. If the ending IBNR reserve is not considered adequate, an adjustment is recorded.

The process of assessing the loss provision rate and the resulting IBNR reserve involves evaluation of the results of both an in-house actuarial review and independent actuarial analysis. The Company's in-house actuary performs a reserve analysis utilizing generally accepted actuarial methods that incorporate cumulative historical claims experience and information provided by in-house claims and operations personnel. Current economic and business trends are also reviewed and used in the reserve analysis. These include real estate and mortgage markets conditions, changes in residential and commercial real estate values, and changes in the levels of defaults and foreclosures that may affect claims levels and patterns of emergence, as well as any company-specific factors that may be relevant to past and future claims experience. Results from the analysis include, but are not limited to, a range of IBNR reserve estimates and a single point estimate for IBNR as of the balance sheet date.

For recent policy years at early stages of development (generally the last three years), IBNR is estimated using a combination of expected loss rate and multiplicative loss development factor calculations. For more mature policy years (generally, policy years aged more than three years), IBNR generally is estimated using multiplicative loss development factor calculations. The expected loss rate method estimates IBNR by applying an expected loss rate to total title insurance premiums and escrow fees, and adjusting for policy year maturity using the estimated loss development patterns. Multiplicative loss development factor calculations estimate IBNR by applying factors derived from loss development patterns to losses realized to date. The expected loss rate and loss development patterns are based on historical experience and the relationship of the history to the applicable policy years.

The Company utilizes an independent third party actuary who produces a report with estimates and projections of the same financial items described above. The third party actuary's analysis uses generally accepted actuarial methods that may in whole or in part be different from those used by the Company's in-house actuary. The third party actuary's report is used to assess the reasonableness of the Company's in-house analysis.

The Company's management uses the IBNR point estimate from the Company's in-house actuary's analysis and other relevant information it may have concerning claims to determine what it considers to be the best estimate of the total amount required for the IBNR reserve.

Title insurance policies are long-duration contracts with the majority of the claims reported to the Company within the first few years following the issuance of the policy. Generally, 75 to 85 percent of claim amounts become known in the first six years of the policy life, and the majority of IBNR reserves relate to the six most recent policy years. A material change in expected ultimate losses and corresponding loss rates for policy years older than six years, while possible, is not considered reasonably likely by the Company. However, changes in expected ultimate losses and corresponding loss rates for recent policy years are considered likely and could result in a material adjustment to the IBNR reserves. Based on historical experience, the Company believes that a 50 basis point change to one or more of the loss rates for the most recent policy years, positive or negative, is reasonably likely given the long duration nature of a title insurance policy. If the expected ultimate losses for each of the last six policy years increased or decreased by 50 basis points, the resulting impact on the IBNR reserve would be an increase or decrease, as the case may be, of $110.5 million. The estimates made by management in determining the appropriate level of IBNR reserves could ultimately prove to be materially different from actual claims experience.

The Company provides for property and casualty insurance losses when the insured event occurs. The Company provides for claims losses relating to its home warranty business based on the average cost per claim as applied to the total of new claims incurred. The average cost per home warranty claim is calculated using the average of the most recent 12 months of claims experience.

Invested Equity

Invested equity refers to the net assets of the Company which reflects TFAC's investment in the Company prior to the Separation and excludes noncontrolling interests.

Revenues

Title premiums on policies issued directly by the Company are recognized on the effective date of the title policy and escrow fees are recorded upon close of the escrow. Revenues from title policies issued by independent agents are recorded when notice of issuance is received from the agent, which is generally when cash payment is received by the Company. Revenues earned by the Company's title plant management business are recognized at the time of delivery, as the Company has no significant ongoing obligation after delivery.

Direct premiums of the Company's specialty insurance segment include revenues from home warranty contracts which are generally recognized ratably over the 12-month duration of the contracts, and revenues from property and casualty insurance policies which are also recognized ratably over the 12-month duration of the policies.

Interest on loans receivable is recognized on the outstanding principal balance on the accrual basis. Revenues earned by the other products in the Company's trust and banking operations are recognized at the time of delivery, as the Company has no significant ongoing obligation after delivery.

Premium taxes

Title insurance, property and casualty insurance and home warranty companies, like other types of insurers, are generally not subject to state income or franchise taxes. However, in lieu thereof, most states impose a tax based primarily on insurance premiums written. This premium tax is reported as a separate line item in the consolidated statements of income in order to provide a more meaningful disclosure of the taxation of the Company.

Legal fees

The Company records legal fees in other operating expenses in the period incurred.

Income taxes

The Company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company evaluates the need to establish a valuation allowance for deferred tax assets based upon the amount of existing temporary differences, the period in which they are expected to be recovered and expected levels of taxable income. A valuation allowance to reduce deferred tax assets is established when it is considered more likely than not that some or all of the deferred tax assets will not be realized.

The Company recognizes the effect of income tax positions only if sustaining those positions is considered more likely than not. Changes in recognition or measurement of uncertain tax positions are reflected in the period in which a change in judgment occurs. The Company recognizes interest and penalties, if any, related to uncertain tax positions in tax expense.

Share-based compensation

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost is recognized in the Company's financial statements over the requisite service period of the award using the straight-line method for awards that contain only a service condition and the graded vesting method for awards that contain a performance or market condition. The share-based compensation expense recognized is based on the number of shares ultimately expected to vest, net of forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company's primary means of providing share-based compensation is through the granting of restricted stock units ("RSUs"). RSUs granted generally have graded vesting and include a service condition; and for certain key employees and executives, may also include either a performance or market condition. RSUs receive dividend equivalents in the form of RSUs having the same vesting requirements as the RSUs initially granted.

As of December 31, 2012, all stock options issued under the Company's plans are vested and no share-based compensation expense related to such stock options remains to be recognized.

In addition, the Company has an employee stock purchase plan that allows eligible employees to purchase common stock of the Company at 85.0% of the closing price on the last day of each month. The Company recognizes an expense in the amount equal to the discount.

Earnings per share

Basic earnings per share is computed by dividing net income available to the Company's stockholders by the weighted-average number of common shares outstanding. The computation of diluted earnings per share is similar to the computation of basic earnings per share, except that the weighted-average number of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if dilutive stock options had been exercised and RSUs were vested. The dilutive effect of stock options and unvested RSUs is computed using the treasury stock method, which assumes any proceeds that could be obtained upon the exercise of stock options and vesting of RSUs would be used to purchase common shares at the average market price for the period. The assumed proceeds include the purchase price the grantee pays, the hypothetical windfall tax benefit that the Company receives upon assumed exercise or vesting and the hypothetical average unrecognized compensation expense for the period. The Company calculates the assumed proceeds from excess tax benefits based on the "as-if" deferred tax assets calculated under share based compensation standards.

Certain unvested RSUs contain nonforfeitable rights to dividends as they are eligible to participate in undistributed earnings without meeting service condition requirements. These awards are considered participating securities under the guidance which requires the use of the two-class method when computing basic and diluted earnings per share. The two-class method reduces earnings allocated to common stockholders by dividends and undistributed earnings allocated to participating securities.

Per share information for 2010 was computed using the number of shares of common stock outstanding immediately following the Separation, as if such shares were outstanding for the entire period.

Employee benefit plans

The Company recognizes the overfunded or underfunded status of defined benefit postretirement plans as an asset or liability on its consolidated balance sheets and recognizes changes in the funded status in the year in which changes occur, through accumulated other comprehensive loss. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation (the projected benefit obligation for pension plans and the accumulated postretirement benefit obligation for the other postretirement plans). Actuarial gains and losses and prior service costs and credits that have not been recognized as a component of net periodic benefit cost previously are recorded as a component of accumulated other comprehensive loss. Plan assets and obligations are measured as of December 31.

The Company informally funds its nonqualified deferred compensation plan through tax-advantaged investments known as variable universal life insurance. The Company's deferred compensation plan assets are included as a component of other assets and the Company's deferred compensation plan liability is included as a component of pension costs and other retirement plans on the consolidated balance sheets. The income earned on the Company's deferred compensation plan assets is included as a component of investment income and the income earned by the deferred compensation plan participants is included as a component of personnel costs on the consolidated statements of income.

Foreign currency

The Company operates in foreign countries, including Canada, the United Kingdom and various other established and emerging markets. The functional currencies of the Company's foreign subsidiaries are generally their respective local currencies. The financial statements of the foreign subsidiaries are translated into U.S. dollars as follows: assets and liabilities at the exchange rate as of the balance sheet date, equity at the historical rates of exchange, and income and expense amounts at average rates prevailing throughout the period. Translation adjustments resulting from the translation of the subsidiaries' accounts are included in accumulated other comprehensive loss as a separate component of stockholders' equity. Gains and losses resulting from foreign currency transactions are included within other operating expenses.

Reinsurance

The Company assumes and cedes large title insurance risks through reinsurance. Additionally, the Company's property and casualty insurance business uses reinsurance to limit risk associated with natural disasters such as windstorms, winter storms, wildfires and earthquakes. In reinsurance arrangements, the primary insurer retains a certain amount of risk under a policy and cedes the remainder of the risk under the policy to the reinsurer. The primary insurer pays the reinsurer a premium in exchange for accepting this risk of loss. The primary insurer generally remains liable to its insured for the total risk, but is reinsured under the terms of the reinsurance agreement. The amount of premiums assumed and ceded is recorded as a component of direct premiums and escrow fees on the Company's income statement. The total amount of premiums assumed and ceded in connection with reinsurance was less than 1.0% of consolidated premium and escrow fees for each of the three years ended December 31, 2012. Payments and recoveries on reinsured losses for the Company's title insurance and property and casualty businesses were immaterial during the three years ended December 31, 2012.

Escrow deposits and trust assets

The Company administers escrow deposits and trust assets as a service to its customers. Escrow deposits totaled $4.2 billion and $3.1 billion at December 31, 2012 and 2011, respectively, of which $1.2 billion and $0.9 billion, respectively, were held at the Company's federal savings bank subsidiary, First American Trust, FSB. The escrow deposits held at First American Trust, FSB, are included in the accompanying consolidated balance sheets in cash and cash equivalents and debt and equity securities, with offsetting liabilities included in deposits. The remaining escrow deposits were held at third-party financial institutions.

Trust assets totaled $2.8 billion at December 31, 2012 and 2011, and were held or managed by First American Trust, FSB. Escrow deposits held at third-party financial institutions and trust assets are not considered assets of the Company and, therefore, are not included in the accompanying consolidated balance sheets. However, the Company could be held contingently liable for the disposition of these assets.

In conducting its operations, the Company often holds customers' assets in escrow, pending completion of real estate transactions. As a result of holding these customers' assets in escrow, the Company has ongoing programs for realizing economic benefits, including investment programs, borrowing agreements, and vendor services arrangements with various financial institutions. The effects of these programs are included in the consolidated financial statements as income or a reduction in expense, as appropriate, based on the nature of the arrangement and benefit received.

Like-kind exchanges

The Company facilitates tax-deferred property exchanges for customers pursuant to Section 1031 of the Internal Revenue Code and tax-deferred reverse exchanges pursuant to Revenue Procedure 2000-37. As a facilitator and intermediary, the Company holds the proceeds from sales transactions and takes temporary title to property identified by the customer to be acquired with such proceeds. Upon the completion of such exchange, the identified property is transferred to the customer or, if the exchange does not take place, an amount equal to the sales proceeds or, in the case of a reverse exchange, title to the property held by the Company is transferred to the customer. Like-kind exchange funds held by the Company totaled $1.4 billion and $0.6 billion at December 31, 2012 and 2011, respectively. The like-kind exchange deposits were held at third-party financial institutions and, due to the structure utilized to facilitate these transactions, the proceeds and property are not considered assets of the Company and, therefore, are not included in the accompanying consolidated balance sheets. All such amounts are placed in deposit accounts insured, up to applicable limits, by the Federal Deposit Insurance Corporation. The Company could be held contingently liable to the customer for the transfers of property, disbursements of proceeds and the return on the proceeds.

Recently Adopted Accounting Pronouncements:

In October 2010, the Financial Accounting Standards Board ("FASB") issued updated guidance related to accounting for costs associated with acquiring or renewing insurance contracts. The updated guidance modifies the definition of the types of costs incurred by insurance entities that can be capitalized in the acquisition of new and renewal contracts. Under the updated guidance only costs based on successful efforts (that is, acquiring a new or renewal contract) including direct-response advertising costs are eligible for capitalization. The updated guidance is effective for the interim and annual periods beginning after December 15, 2011. The adoption of the guidance, on a prospective basis, did not have a material impact on the Company's consolidated financial statements.

In May 2011, the FASB issued updated guidance that is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. generally accepted accounting principles and International Financial Reporting Standards. The amendments are of two types: (i) those that clarify the FASB's intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The updated guidance is effective for interim and annual periods beginning after December 15, 2011. Except for the disclosure requirements, the adoption of the guidance had no impact on the Company's consolidated financial statements.

In June 2011, the FASB issued updated guidance that is intended to increase the prominence of other comprehensive income in financial statements. The updated guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity, and requires either consecutive presentation of the statement of net income and other comprehensive income or in a single continuous statement of comprehensive income. The updated guidance is effective for interim and annual reporting periods beginning after December 15, 2011. The adoption of the guidance had no impact on the Company's consolidated financial statements.

Pending Accounting Pronouncements:

In February 2013, the FASB issued updated guidance requiring entities to present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. If the component is not required to be reclassified to net income in its entirety, entities would instead cross reference to the related footnote for additional information. The updated guidance is effective prospectively for interim and annual reporting periods beginning after December 15, 2012, with early adoption permitted. Except for the disclosure requirements, management does not expect the adoption of this guidance to have a material impact on the Company's consolidated financial statements.

In July 2012, the FASB issued updated guidance that is intended to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets, other than goodwill, by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. The updated guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with current guidance. The updated guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. Management did not early adopt this guidance and does not expect this guidance to have a material impact on the Company's consolidated financial statements.

In December 2011, the FASB issued updated guidance requiring entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The updated guidance is effective for interim and annual reporting periods beginning on or after January 1, 2013. Management does not expect the adoption of this guidance to have a material impact on the Company's consolidated financial statements.

NOTE 2. Statutory Restrictions on Investments and Stockholders' Equity:

Investments totaling $111.9 million and $152.5 million were on deposit with state treasurers in accordance with statutory requirements for the protection of policyholders at December 31, 2012 and 2011, respectively.

Pursuant to insurance and other regulations under which the Company's insurance subsidiaries operate, the amount of dividends, loans and advances available to the Company is limited, principally for the protection of policyholders. As of December 31, 2012, under such regulations, the maximum amount of dividends, loans and advances available to the Company from its insurance subsidiaries in 2013, without prior approval from applicable regulators, was $405.4 million.

The Company's principal title insurance subsidiary, FATICO, maintained total statutory capital and surplus of $959.0 million and $834.1 million as of December 31, 2012 and 2011, respectively. Statutory net income for the years ended December 31, 2012, 2011 and 2010 was $301.9 million, $92.3 million and $42.4 million, respectively. FATICO was in compliance with the minimum statutory capital and surplus requirements as of December 31, 2012.

FATICO is domiciled in California and its statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the California Insurance Department. The National Association of Insurance Commissioners' ("NAIC") Accounting Practices and Procedures Manual ("NAIC SAP") has been adopted as a component of prescribed or permitted practices by the state of California. The state of California has adopted certain prescribed accounting practices that differ from those found in NAIC SAP. Specifically, 1) the timing of amounts released from the statutory premium reserve under California's required practice differs from NAIC SAP resulting in total statutory capital and surplus that was lower by approximately $204.1 million and approximately $227.5 million at December 31, 2012 and 2011, respectively, than if reported in accordance with NAIC SAP and 2) the amount of title plant assets admitted under California's required practice differs from NAIC SAP, resulting in total statutory capital and surplus that was lower by approximately $19.0 million and approximately $10.1 million at December 31, 2012 and 2011, respectively, than if reported in accordance with NAIC SAP. Additionally, the state of California has granted a permitted accounting practice to FATICO that differs from NAIC SAP; specifically, the determination to not record a bulk reserve within the known claims reserve differs from NAIC SAP resulting in total statutory capital and surplus that was higher by $101.4 million at December 31, 2012, than if reported in accordance with NAIC SAP. FATICO did not record a bulk reserve within known claims reserve at December 31, 2011.

Statutory accounting principles differ in some respects from generally accepted accounting principles, and these differences include, but are not limited to, non-admission of certain assets (principally limitations on deferred tax assets, capitalized furniture and other equipment, premiums and other receivables 90 days past due, assets acquired in connection with claim settlements other than real estate or mortgage loans secured by real estate and limitations on goodwill), reporting of bonds at amortized cost, deferral of premiums received as statutory premium reserve and supplemental reserve (if applicable) and exclusion of incurred but not reported claims reserve.

NOTE 3. Debt and Equity Securities:

The amortized cost and estimated fair value of investments in debt securities, all of which are classified as available-for-sale, are as follows:

(in thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Other-than-temporary impairments in AOCI
December 31, 2012					
U.S. Treasury bonds	$ 80,651	$ 1,574	$ (50)	$ 82,175	$ —
Municipal bonds	361,912	14,516	(606)	375,822	—
Foreign bonds	236,630	2,312	(197)	238,745	—
Governmental agency bonds	324,323	1,445	(318)	325,450	—
Governmental agency mortgage-backed securities	1,271,408	11,259	(1,135)	1,281,532	—
Non-agency mortgage-backed securities (1)	26,656	—	(4,810)	21,846	23,054
Corporate debt securities	311,695	14,941	(325)	326,311	—
	$2,613,275	$46,047	$ (7,441)	$2,651,881	$23,054
December 31, 2011					
U.S. Treasury bonds	$ 71,995	$ 2,236	$ —	$ 74,231	$ —
Municipal bonds	329,935	19,263	(75)	349,123	—
Foreign bonds	212,200	3,026	(206)	215,020	—
Governmental agency bonds	195,784	1,970	(1)	197,753	—
Governmental agency mortgage-backed securities	1,066,656	10,816	(925)	1,076,547	—
Non-agency mortgage-backed securities (1)	42,089	478	(11,933)	30,634	31,600
Corporate debt securities	248,921	10,407	(725)	258,603	—
	$2,167,580	$48,196	$(13,865)	$2,201,911	$31,600

(1) At December 31, 2012, the $26.7 million amortized cost is net of $3.6 million in other-than-temporary impairments determined to be credit related which have been recognized in earnings for the year ended December 31, 2012. At December 31, 2011, the $42.1 million amortized cost is net of $9.1 million in other-than-temporary impairments determined to be credit related which have been recognized in earnings for the year ended December 31, 2011. At December 31, 2012, the $4.8 million gross unrealized losses include $4.4 million of unrealized losses for securities determined to be other-than-temporarily impaired and $0.4 million of unrealized losses for securities for which an other-than-temporary impairment has not been recognized. At December 31, 2011, the $11.9 million gross unrealized losses include $11.4 million of unrealized losses for securities determined to be other-than-temporarily impaired and $0.5 million of unrealized losses for securities for which an other-than-temporary impairment has not been recognized. The $23.1 million and $31.6 million other-than-temporary impairments recorded in accumulated other comprehensive income (loss) ("AOCI") through December 31, 2012 and December 31, 2011, respectively, represent the amount of other-than-temporary impairment losses recognized in AOCI which were not included in earnings due to the fact that the losses were not considered to be credit related. Other-than-temporary impairments were recognized in AOCI for non-agency mortgage-backed securities only.

The cost and estimated fair value of investments in equity securities, all of which are classified as available-for-sale, are as follows:

(in thousands)	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2012				
Preferred stocks	$ 13,326	$ 752	$ (41)	$ 14,037
Common stocks	177,844	6,447	(408)	183,883
	$191,170	$7,199	$ (449)	$197,920
December 31, 2011				
Preferred stocks	$ 7,007	$ 678	$ (17)	$ 7,668
Common stocks (1)	224,880	3,793	(52,341)	176,332
	$231,887	$4,471	$(52,358)	$184,000

(1) CoreLogic common stock with a cost basis of $167.6 million and an estimated fair value of $115.5 million is included in common stocks at December 31, 2011. See Note 19 Transactions with CoreLogic/TFAC to the consolidated financial statements for additional discussion of the CoreLogic common stock.

The Company had the following net unrealized gains (losses) as of December 31, 2012, 2011 and 2010:

	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
		(in thousands)	
Debt securities for which an OTTI has been recognized	$ (4,435)	$(10,937)	$(10,175)
Debt securities—all other	43,041	45,268	2,318
Equity securities	6,750	(47,887)	2,462
	$45,356	$(13,556)	$ (5,395)

Sales of debt and equity securities resulted in realized gains of $70.1 million, $12.4 million and $15.2 million and realized losses of $0.3 million, $1.4 million and $2.6 million for the years ended December 31, 2012, 2011 and 2010, respectively.

FIRST AMERICAN FINANCIAL CORPORATION
AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company had the following gross unrealized losses as of December 31, 2012 and December 31, 2011:

	Less than 12 months		12 months or longer		Total	
(in thousands)	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses
December 31, 2012						
Debt securities:						
U.S. Treasury bonds	$ 27,219	$ (50)	$ —	$ —	$ 27,219	$ (50)
Municipal bonds	60,229	(557)	451	(49)	60,680	(606)
Foreign bonds	58,262	(183)	1,031	(14)	59,293	(197)
Governmental agency bonds	60,882	(318)	—	—	60,882	(318)
Governmental agency mortgage-backed securities	135,354	(889)	22,112	(246)	157,466	(1,135)
Non-agency mortgage-backed securities	6,544	(1,498)	15,302	(3,312)	21,846	(4,810)
Corporate debt securities	35,537	(227)	996	(98)	36,533	(325)
Total debt securities	384,027	(3,722)	39,892	(3,719)	423,919	(7,441)
Equity securities	34,258	(447)	98	(2)	34,356	(449)
Total	$418,285	$ (4,169)	$39,990	$ (3,721)	$458,275	$ (7,890)
December 31, 2011						
Debt securities:						
U.S. Treasury bonds	$ —	$ —	$ —	$ —	$ —	$ —
Municipal bonds	3,141	(34)	1,896	(41)	5,037	(75)
Foreign bonds	30,508	(206)	690	—	31,198	(206)
Governmental agency bonds	13,828	(1)	4,150	—	17,978	(1)
Governmental agency mortgage-backed securities	280,114	(793)	43,835	(132)	323,949	(925)
Non-agency mortgage-backed securities	—	—	26,500	(11,933)	26,500	(11,933)
Corporate debt securities	36,707	(695)	1,290	(30)	37,997	(725)
Total debt securities	364,298	(1,729)	78,361	(12,136)	442,659	(13,865)
Equity securities	131,768	(52,358)	—	—	131,768	(52,358)
Total	$496,066	$(54,087)	$78,361	$(12,136)	$574,427	$(66,223)

Substantially all securities in the Company's non-agency mortgage-backed portfolio are senior tranches and all were investment grade at the time of purchase, however all have been downgraded to below investment grade since initial purchase. The table below summarizes the composition of the Company's non-agency mortgage-backed securities by collateral type, year of issuance and current credit ratings. Percentages are based on the amortized cost basis of the securities and credit ratings are based on Standard & Poor's Ratings Group ("S&P") and Moody's Investors Service, Inc. ("Moody's") published ratings. If a security was rated differently by either rating agency, the lower of the two ratings was selected. All amounts and ratings are as of December 31, 2012.

(in thousands, except percentages and number of securities)	Number of Securities	Amortized Cost	Estimated Fair Value	Non-Investment Grade/Not Rated
Non-agency mortgage- backed securities:				
Prime single family residential:				
2007	1	$ 4,516	$ 3,501	100.0%
2006	3	11,196	9,273	100.0%
2005	1	2,902	2,528	100.0%
Alt-A single family residential:				
2007	1	8,042	6,544	100.0%
	6	$26,656	$21,846	100.0%

The amortized cost and estimated fair value of debt securities at December 31, 2012, by contractual maturities, are as follows:

(in thousands)	Due in one year or less	Due after one through five years	Due after five through ten years	Due after ten years	Total
U.S. Treasury bonds					
Amortized cost	$ 6,140	$ 49,848	$ 21,370	$ 3,293	$ 80,651
Estimated fair value	$ 6,257	$ 50,952	$ 21,606	$ 3,360	$ 82,175
Municipal bonds					
Amortized cost	$ 2,445	$ 89,689	$122,993	$146,785	$ 361,912
Estimated fair value	$ 2,459	$ 91,428	$129,286	$152,649	$ 375,822
Foreign bonds					
Amortized cost	$41,991	$181,304	$ 13,335	$ —	$ 236,630
Estimated fair value	$42,189	$183,069	$ 13,487	$ —	$ 238,745
Governmental agency bonds					
Amortized cost	$ 106	$124,134	$176,996	$ 23,087	$ 324,323
Estimated fair value	$ 106	$124,803	$177,705	$ 22,836	$ 325,450
Corporate debt securities					
Amortized cost	$ 7,305	$152,501	$139,827	$ 12,062	$ 311,695
Estimated fair value	$ 7,345	$156,665	$148,980	$ 13,321	$ 326,311
Total debt securities excluding mortgage-backed securities					
Amortized cost	$57,987	$597,476	$474,521	$185,227	$1,315,211
Estimated fair value	$58,356	$606,917	$491,064	$192,166	$1,348,503
Total mortgage-backed securities					
Amortized cost					$1,298,064
Estimated fair value					$1,303,378
Total debt securities					
Amortized cost					$2,613,275
Estimated fair value					$2,651,881

Other-than-temporary impairment—debt securities

If the Company intends to sell a debt security in an unrealized loss position or determines that it is more likely than not that the Company will be required to sell a debt security before it recovers its amortized cost basis, the debt security is other-than-temporarily impaired and it is written down to fair value with all losses recognized in earnings. As of December 31, 2012, the Company does not intend to sell any debt securities in an unrealized loss position and it is not more likely than not that the Company will be required to sell debt securities before recovery of their amortized cost basis.

If the Company does not expect to recover the amortized cost basis of a debt security with declines in fair value (even if the Company does not intend to sell the debt security and it is not more likely than not that the Company will be required to sell the debt security before the recovery of its remaining amortized cost basis), the losses the Company considers to be the credit portion of the other-than-temporary impairment loss ("credit loss") is recognized in earnings and the non-credit portion is recognized in other comprehensive income. The credit loss is the difference between the present value of the cash flows expected to be collected and the amortized cost basis of the debt security. The cash flows expected to be collected are discounted at the rate implicit in the security immediately prior to the recognition of the other-than-temporary impairment.

Expected future cash flows for debt securities are based on qualitative and quantitative factors specific to each security, including the probability of default and the estimated timing and amount of recovery. The detailed inputs used to project expected future cash flows may be different depending on the nature of the individual debt security.

The Company determines if a non-agency mortgage-backed security in a loss position is other-than-temporarily impaired by comparing the present value of the cash flows expected to be collected from the security to its amortized cost basis. If the present value of the cash flows expected to be collected exceed the amortized cost of the security, the Company concludes that the security is not other-than-temporarily impaired. The Company performs this analysis on all non-agency mortgage-backed securities in its portfolio that are in an unrealized loss position. For the securities that were determined not to be other-than-temporarily impaired at December 31, 2012, the present value of the cash flows expected to be collected exceeded the amortized cost of each security.

Cash flows expected to be collected for each non-agency mortgage-backed security are estimated by analyzing loan-level detail to estimate future cash flows from the underlying assets, which are then applied to the security based on the underlying contractual provisions of the securitization trust that issued the security (e.g. subordination levels, remaining payment terms, etc.). The Company uses third-party software to determine how the underlying collateral cash flows will be distributed to each security issued from the securitization trust. The primary assumptions used in estimating future collateral cash flows are prepayment speeds, default rates and loss severity. In developing these assumptions, the Company considers the financial condition of the borrower, loan to value ratio, loan type and geographical location of the underlying property. The Company utilizes publicly available information related to specific assets, generally available market data such as forward interest rate curves and a third party's securities, loans and property data and market analytics tools.

The table below summarizes the primary assumptions used at December 31, 2012 in estimating the cash flows expected to be collected for these securities.

	Weighted average	Range
Prepayment speeds	9.9%	8.5% – 11.2%
Default rates	3.3%	1.6% – 6.8%
Loss severity	22.8%	3.3% – 35.8%

As a result of the Company's security-level review, it recognized other-than-temporary impairment losses considered to be credit related on its non-agency mortgage-backed securities of $3.6 million, $9.1 million and $6.3 million in earnings for the years ended December 31, 2012, 2011 and 2010, respectively. It is possible that the Company could recognize additional other-than-temporary impairment losses on some securities it owns at December 31, 2012 if future events or information cause it to determine that a decline in value is other-than-temporary.

The following table presents the change in the credit portion of the other-than-temporary impairments recognized in earnings on debt securities for which a portion of the other-than-temporary impairments related to other factors was recognized in other comprehensive income (loss) for the years ended December 31, 2012, 2011, and 2010.

	December 31,		
	2012	2011	2010
	(in thousands)		
Cumulative credit loss on debt securities held at beginning of period	$33,656	$24,590	$18,437
Addition to credit loss for which an other-than-temporary impairment was previously recognized	3,564	7,667	6,169
Addition to credit loss for which an other-than-temporary impairment was not previously recognized	—	1,401	132
Accumulated losses on securities that were sold during the year	(9,449)	(2)	(148)
Cumulative credit loss on debt securities held as of December 31	$27,771	$33,656	$24,590

Other-than-temporary impairment—equity securities

When a decline in the fair value of an equity security, including common and preferred stock, is considered to be other-than-temporary, such equity security is written down to its fair value. When assessing if a decline in value is other-than-temporary, the factors considered include the length of time and extent to which fair value has been below cost, the probability that the Company will be unable to collect all amounts due under the contractual terms of the security, the seniority of the securities, issuer-specific news and other developments, the financial condition and prospects of the issuer (including credit ratings), macro-economic changes (including the outlook for industry sectors, which includes government policy initiatives) and the Company's ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

When an equity security has been in an unrealized loss position for greater than twelve months, the Company's review of the security includes the above noted factors as well as the evidence, if any exists, that supports the Company's view that the security will recover its value in the foreseeable future, typically within the next twelve months. If objective, substantial evidence does not indicate a likely recovery during that timeframe, the Company's policy is that such losses are considered other-than-temporary and therefore an impairment loss is recorded. For the years ended December 31, 2012 and 2011, the Company did not record other-than-temporary impairment charges related to its equity securities. The Company recorded other-than-temporary impairment of $1.7 million for the year ended December 31, 2010 related to the Company's preferred equity securities.

Fair value measurement

The Company classifies the fair value of its debt and equity securities using a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security in the Company's available-for-sale portfolio is based on management's assessment of the transparency and reliability of the inputs used in the valuation of such instrument at the measurement date. The three hierarchy levels are defined as follows:

Level 1—Valuations based on unadjusted quoted market prices in active markets for identical securities.

Level 2—Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.

Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

If the inputs used to measure fair value fall in different levels of the fair value hierarchy, a financial security's hierarchy level is based upon the lowest level of input that is significant to the fair value measurement. The valuation techniques and inputs used to estimate the fair value of the Company's debt and equity securities are summarized as follows:

Debt Securities

The fair value of debt securities was based on the market values obtained from independent pricing services that were evaluated using pricing models that vary by asset class and incorporate available trade, bid and other market information and price quotes from well-established independent broker-dealers. The independent pricing services monitor market indicators, industry and economic events, and for broker-quoted only securities, obtain quotes from market makers or broker-dealers that they recognize to be market participants. The pricing services utilize the market approach in determining the fair value of the debt securities held by the Company. The Company obtains an understanding of the valuation models and assumptions utilized by the services and has controls in place to determine that the values provided represent fair value. The Company's validation procedures include comparing prices received from the pricing services to quotes received from other third party sources for certain securities with market prices that are readily verifiable. If the price comparison results in differences over a predefined threshold, the Company will assess the reasonableness of the changes relative to prior periods given the prevailing market conditions and assess changes in the issuers' credit worthiness, performance of any underlying collateral and prices of the instrument relative to similar issuances. To date, the Company has not made any material adjustments to the fair value measurements provided by the pricing services.

Typical inputs and assumptions to pricing models used to value the Company's U.S. Treasury bonds, governmental agency bonds, governmental agency mortgage-backed securities, municipal bonds, foreign bonds and corporate debt securities include, but are not limited to, benchmark yields, reported trades, broker-dealer quotes, credit spreads, credit ratings, bond insurance (if applicable), benchmark securities, bids, offers, reference data and industry and economic events. For mortgage-backed securities, inputs and assumptions may also include the structure of issuance, characteristics of the issuer, collateral attributes and prepayment speeds. The fair value of non-agency mortgage-backed securities was obtained from the independent pricing service referenced above and subject to the Company's validation procedures discussed above. However, due to the fact that these securities were not actively traded, there were fewer observable inputs available requiring the pricing service to use more judgment in determining the fair value of the securities, therefore the Company classified non-agency mortgage-backed securities as Level 3.

The significant unobservable inputs used in the fair value measurement of the Company's non-agency mortgage-backed securities are prepayment rates, default rates and loss severity in the event of default. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for default rates is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates.

Equity Securities

The fair value of equity securities, including preferred and common stocks, were based on quoted market prices for identical assets that are readily and regularly available in an active market.

The following table presents the Company's available-for-sale investments measured at fair value on a recurring basis as of December 31, 2012 and December 31, 2011, classified using the three-level hierarchy for fair value measurements:

(in thousands)	Estimated fair value as of December 31, 2012	Level 1	Level 2	Level 3
Debt securities:				
U.S. Treasury bonds	$ 82,175	$ —	$ 82,175	$ —
Municipal bonds	375,822	—	375,822	—
Foreign bonds	238,745	—	238,745	—
Governmental agency bonds	325,450	—	325,450	—
Governmental agency mortgage- backed securities	1,281,532	—	1,281,532	—
Non-agency mortgage-backed securities	21,846	—	—	21,846
Corporate debt securities	326,311	—	326,311	—
	2,651,881	—	2,630,035	21,846
Equity securities:				
Preferred stocks	14,037	14,037	—	—
Common stocks	183,883	183,883	—	—
	197,920	197,920	—	—
	$2,849,801	$197,920	$2,630,035	$21,846

(in thousands)	Estimated fair value as of December 31, 2011	Level 1	Level 2	Level 3
Debt securities:				
U.S. Treasury bonds	$ 74,231	$ —	$ 74,231	$ —
Municipal bonds	349,123	—	349,123	—
Foreign bonds	215,020	—	215,020	—
Governmental agency bonds	197,753	—	197,753	—
Governmental agency mortgage- backed securities	1,076,547	—	1,076,547	—
Non-agency mortgage-backed securities	30,634	—	—	30,634
Corporate debt securities	258,603	—	258,603	—
	2,201,911	—	2,171,277	30,634
Equity securities:				
Preferred stocks	7,668	7,668	—	—
Common stocks	176,332	176,332	—	—
	184,000	184,000	—	—
	$2,385,911	$184,000	$2,171,277	$30,634

The Company did not have any transfers in and out of Level 1 and Level 2 measurements during the years ended December 31, 2012 and 2011. The Company's policy is to recognize transfers between levels in the fair value hierarchy at the end of the reporting period.

The following table presents a summary of the changes in fair value of Level 3 available-for-sale investments for the years ended December 31, 2012 and 2011:

(in thousands)	Year Ended December 31, 2012	Year Ended December 31, 2011
Fair value at beginning of year	$30,634	$47,534
Total gains/(losses) (realized and unrealized):		
Included in earnings:		
Realized losses	—	(191)
Net other-than-temporary impairment losses recognized in earnings	(3,564)	(9,068)
Included in other comprehensive loss	6,645	4,784
Settlements	(5,553)	(9,945)
Sales	(6,316)	(2,480)
Transfers into Level 3	—	—
Transfers out of Level 3	—	—
Fair value as of December 31	$21,846	$30,634
Unrealized gains (losses) included in earnings for the period relating to Level 3 available-for-sale investments that were still held at the end of the period:		
Net other-than-temporary impairment losses recognized in earnings	$(3,564)	$(9,068)

The Company did not purchase any non-agency mortgage-backed securities during the years ended December 31, 2012 and 2011.

NOTE 4. Financing Receivables:

Financing receivables are summarized as follows:

	December 31, 2012	December 31, 2011
	(in thousands)	
Loans receivable, net:		
Real estate–mortgage		
Multi-family residential	$ 8,768	$ 12,028
Commercial	102,626	130,724
Other	598	1,403
	111,992	144,155
Allowance for loan losses	(3,893)	(4,171)
Participations sold	(761)	(861)
Deferred loan fees, net	14	68
Loans receivable, net	107,352	139,191

	December 31, 2012	December 31, 2011
	(in thousands)	
Other long-term investments:		
Notes receivable—secured	11,358	14,776
Notes receivable—unsecured	2,086	4,207
Loss reserve	(2,278)	(3,402)
Notes receivable, net	11,166	15,581
Total financing receivables, net	$118,518	$154,772

Real estate loans are collateralized by properties located primarily in Southern California. The average yield on the loan portfolio was 6.31% and 6.51% for the years ended December 31, 2012 and 2011, respectively. Average yields are affected by prepayment penalties recorded as income, prepayment speeds, loan fees amortized to income and the market interest rates.

During the third quarter of 2011, the Company began the multi-year process of winding-down the operations of its industrial bank, First Security Business Bank ("FSBB"). Prior to initiating the wind-down, FSBB accepted deposits and used these deposits to purchase or originate loans secured by commercial properties primarily in Southern California. Currently, FSBB continues to accept and service deposits and to service its existing loan portfolio, but is no longer originating or purchasing new loans.

Aging analysis of loans and notes receivable at December 31, 2012, is as follows:

	Total	Current	30-59 days past due	60-89 days past due	90 days or more past due	Non-accrual status
			(in thousands)			
Loans Receivable:						
Multi-family residential	$ 8,768	$ 8,768	$ —	$ —	$ —	$ —
Commercial	102,626	99,911	—	160	—	2,555
Other	598	556	—	—	—	42
	$111,992	$109,235	$ —	$ 160	$ —	$2,597
Notes Receivable:						
Secured	$ 11,358	$ 6,517	$3,912	$ 72	$ 16	$ 841
Unsecured	2,086	319	—	—	811	956
	$ 13,444	$ 6,836	$3,912	$ 72	$ 827	$1,797

Aging analysis of loans and notes receivables at December 31, 2011, is as follows:

	Total	Current	30-59 days past due	60-89 days past due	90 days or more past due	Non-accrual status
			(in thousands)			
Loans Receivable:						
Multi-family residential	$ 12,028	$ 12,028	$ —	$ —	$ —	$ —
Commercial	130,724	123,736	1,918	170	—	4,900
Other	1,403	1,403	—	—	—	—
	$144,155	$137,167	$1,918	$ 170	$ —	$4,900

	Total	Current	30-59 days past due	60-89 days past due	90 days or more past due	Non-accrual status
			(in thousands)			
Notes Receivable:						
Secured	$14,776	$10,712	$—	$—	$—	$4,064
Unsecured	4,207	108	—	—	—	4,099
	$18,983	$10,820	$—	$—	$—	$8,163

The aggregate annual maturities for loans receivable and notes receivable at December 31, 2012, are as follows:

Year	Loans Receivable	Notes Receivable
	(in thousands)	
2013	$ 1,093	$ 2,075
2014	1,296	4,529
2015	6,686	931
2016	3,618	1,247
2017	6,844	666
2018 and thereafter	92,455	3,996
	$111,992	$13,444

NOTE 5. Property and Equipment:

Property and equipment consists of the following:

	December 31,	
	2012	2011
	(in thousands)	
Land	$ 30,111	$ 32,023
Buildings	274,352	289,999
Furniture and equipment	169,412	165,655
Capitalized software	379,151	338,333
	853,026	826,010
Accumulated depreciation and amortization	(509,576)	(488,432)
	$ 343,450	$ 337,578

NOTE 6. Goodwill:

A reconciliation of the changes in the carrying amount of goodwill by operating segment, for the years ended December 31, 2012 and 2011, is as follows:

	Title Insurance and Services	Specialty Insurance	Total
		(in thousands)	
Balance as of December 31, 2010	$765,266	$46,765	$812,031
Acquisitions	2,678	—	2,678
Other net adjustments	3,711	—	3,711
Balance as of December 31, 2011	771,655	46,765	818,420
Acquisitions	23,382	—	23,382
Other net adjustments	4,055	—	4,055
Balance as of December 31, 2012	$799,092	$46,765	$845,857

The activity in the above reconciliation for other net adjustments primarily relates to foreign currency exchange and post acquisition adjustments.

The Company's 2012, 2011 and 2010 assessments did not indicate impairment in any of its reporting units. There is no accumulated impairment for goodwill as the Company has never recognized any impairment for its reporting units.

NOTE 7. Other Intangible Assets:

Other intangible assets consist of the following:

	December 31, 2012	December 31, 2011
	(in thousands)	
Finite-lived intangible assets:		
Customer lists	$ 77,981	$ 69,763
Covenants not to compete	26,842	29,441
Trademarks	10,070	9,551
Patents	2,840	2,840
	117,733	111,595
Accumulated amortization	(78,495)	(69,397)
	39,238	42,198
Indefinite-lived intangible assets:		
Licenses	17,857	17,796
	$ 57,095	$ 59,994

Amortization expense for finite-lived intangible assets was $12.0 million, $13.9 million and $14.5 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Estimated amortization expense for finite-lived intangible assets for the next five years is as follows:

Year	(in thousands)
2013	$11,916
2014	$ 7,887
2015	$ 4,660
2016	$ 3,615
2017	$ 2,072

NOTE 8. Deposits:

Escrow, passbook and investment certificate accounts are summarized as follows:

	December 31,	
	2012	2011
	(in thousands, except percentages)	
Escrow accounts:		
Interest bearing	$ 908,957	$ 744,917
Non-interest bearing	439,954	277,707
	1,348,911	1,022,624
Passbook accounts	25,067	26,840
Certificate accounts:		
Less than one year	20,315	23,239
One to five years	16,900	20,533
	37,215	43,772
	$1,411,193	$1,093,236
Annualized interest rates:		
Escrow accounts	0.17%	0.25%
Passbook accounts	0.60%	0.65%
Certificate accounts	1.46%	1.81%

NOTE 9. Reserve for Known and Incurred But Not Reported Claims:

Activity in the reserve for known and incurred but not reported claims is summarized as follows:

	December 31,		
	2012	2011	2010
		(in thousands)	
Balance at beginning of year	$1,014,676	$1,108,238	$1,227,757
Provision related to:			
Current year	323,910	308,868	289,220
Prior years	73,807	111,268	31,654
	397,717	420,136	320,874

	December 31,		
	2012	2011	2010
		(in thousands)	
Payments, net of recoveries, related to:			
Current year	160,138	149,004	136,445
Prior years	285,848	354,430	319,780
	445,986	503,434	456,225
Other	10,055	(10,264)	15,832
Balance at end of year	$976,462	$1,014,676	$1,108,238

"Other" primarily represents reclassifications to the reserve for foreign currency gains/losses and assets acquired in connection with claim settlements. Claims activity associated with reinsurance is not material and, therefore, not presented separately. Current year payments include $144.1 million, $135.1 million and $123.6 million in 2012, 2011 and 2010, respectively, that primarily relate to the Company's specialty insurance segment. Prior years payments include $16.7 million, $20.5 million and $18.6 million in 2012, 2011 and 2010, respectively, that relate to the Company's specialty insurance segment.

The provision for title insurance losses, expressed as a percentage of title insurance premiums and escrow fees, was 6.9%, 9.5% and 6.2% for the years ended December 31, 2012, 2011 and 2010, respectively.

The current year rate of 6.9% reflected an ultimate loss rate of 5.1% for the current policy year and a net increase in the loss reserve estimates for prior policy years of $62.1 million. The increase in loss reserve estimates for prior policy years reflected claims development above expected levels during 2012, primarily from domestic lenders policies and international business, including the guaranteed valuation product offered in Canada. The reserve strengthening associated with domestic lenders policies was $25.6 million and was primarily attributable to policy years 2005 through 2007. This strengthening was primarily due to an increase in claims frequency experienced during 2012, partially offset by a slight decrease in severity. The reserve strengthening associated with the international business, excluding the guaranteed valuation product, was $15.6 million and was primarily related to increased severity experienced during 2012 for policy years 2003 through 2011. The reserve strengthening associated with the guaranteed valuation product was $11.8 million and reflected an increase in claims frequency experienced during the first half of 2012. The increase in frequency primarily related to policy years 2008 and 2009. There is substantial uncertainty as to the ultimate loss emergence for the guaranteed valuation product due to the following factors, among others, (i) claims associated with this product are generally made only after a foreclosure on the related property and foreclosure rates in Canada are difficult to predict and (ii) limited historical loss data exists as a result of the relatively recent introduction of this product in 2003. While the Company believes its claims reserve attributable to the guaranteed valuation product is adequate, this uncertainty increases the potential for adverse loss development relative to this product.

As of December 31, 2012, the title insurance and services segment's IBNR reserve was $805.4 million, which reflected management's best estimate. The Company's internal actuary determined a range of reasonable estimates of $700.9 million to $967.8 million. The range limits are $104.5 million below and $162.4 million above management's best estimate, respectively, and represent an estimate of the range of variation among reasonable estimates of the IBNR reserve. Actuarial estimates are sensitive to assumptions used in models, as well as the structures of the models themselves, and to changes in claims payment and incurral patterns, which can vary materially due to economic conditions, among other factors.

The prior year rate of 9.5% reflected an ultimate loss rate of 5.6% for policy year 2011 and included a $45.3 million reserve strengthening adjustment related to the Company's guaranteed valuation product offered in Canada, a $32.2 million charge in connection with the settlement of Bank of America's lawsuit against the Company and $34.2 million in unfavorable development for certain prior policy years, primarily 2007. The reserve strengthening adjustment related to the guaranteed valuation product reflected a significant increase in claim frequency experienced in the first quarter of 2011. More specifically, the number of claims reported in the first quarter of 2011, when annualized, increased approximately 150% when compared with the number of claims reported in 2010. The increase in frequency primarily related to policy years 2005 through 2009 (reflecting the relatively long claims development lag for the guaranteed valuation product). These policy years began showing evidence of higher claims frequencies than prior policy years during the first quarter of 2011. In addition, adverse loss development in 2011 included higher-than-expected claims emergence for commercial and lenders policies, particularly for policy years 2005 through 2007. Management believes that these policy years have higher ultimate loss ratios than historical averages, and that they also have experienced accelerated reporting and payment of claims, particularly on lenders policies. Reasons for higher loss levels and acceleration of claims reporting and payment include adverse underwriting conditions in real estate markets during 2005 through 2007, declines in real estate prices, increased levels of foreclosures and increased mechanics lien exposure due to failures of development projects. For additional discussion regarding the Bank of America lawsuit see Note 21 Litigation and Regulatory Contingencies to the consolidated financial statements.

The 2010 rate of 6.2% reflected an expected ultimate loss rate of 4.9% for policy year 2010, with a net upward adjustment to the reserve for prior policy years. The changes in estimates resulted primarily from higher than expected claims emergence experienced during 2010 for policies issued prior to 2009, and lower than expected claims emergence experienced during 2010 for policy year 2009. Adverse development on prior policy years was primarily related to increases in claims on lenders policies, due to an increased level of foreclosures and lower residential housing price levels.

The current economic environment continues to show potential for volatility over the short term, particularly in regard to real estate prices and mortgage defaults, which affect title claims. Relevant contributing factors include continuing elevated foreclosure volume, general economic uncertainty and government actions that may mitigate or exacerbate recent trends. Other factors, including factors not yet identified, may also influence claims development. At this point, real estate and financial market conditions appear to be stabilizing and improving in some respects, yet significant uncertainty remains, particularly in regard to governmental regulatory changes and fiscal policies which affect economic conditions broadly. The current environment continues to create an increased potential for actual claims experience to vary significantly from projections, in either direction, which would directly affect the claims provision. If actual claims vary significantly from expected, reserves may be adjusted to reflect updated estimates of future claims.

The volume and timing of title insurance claims are subject to cyclical influences from real estate and mortgage markets. Title policies issued to lenders constitute a large portion of the Company's title insurance volume. These policies insure lenders against losses on mortgage loans due to title defects in the collateral property. Even if an underlying title defect exists that could result in a claim, often the lender must realize an actual loss, or at least be likely to realize an actual loss, for title insurance liability to exist. As a result, title insurance claims exposure is sensitive to lenders' losses on mortgage loans, and is affected in turn by external factors that affect mortgage loan losses, particularly macroeconomic factors.

A general decline in real estate prices can expose lenders to greater risk of losses on mortgage loans, as loan-to-value ratios increase and defaults and foreclosures increase. The current environment may continue to have increased potential for claims on lenders' title policies, particularly if defaults and foreclosures remain at elevated levels. Title insurance claims exposure for a given policy year is also affected by the quality of mortgage loan underwriting during the corresponding origination year. The Company believes that sensitivity of claims to external conditions in real estate and mortgage markets is an inherent feature of title insurance's business economics that applies broadly to the title insurance industry. Lenders have experienced high losses on mortgage loans from prior years, including loans that were originated during the years 2005 through 2007. These losses have led to higher title insurance claims on lenders policies, and also have accelerated the reporting of claims that would have been realized later under more normal conditions.

Loss ratios (projected to ultimate value) for policy years 2005 through 2008 are higher than loss ratios for policy years 1992 through 2004. The major causes of the higher loss ratios for those four policy years are believed to be confined mostly to that underwriting period. These causes included: rapidly increasing residential real estate prices which led to an increase in the incidences of fraud, lower mortgage loan underwriting standards and a higher concentration than usual of subprime mortgage loan originations.

The projected ultimate loss ratios, as of December 31, 2012, for policy years 2012, 2011 and 2010 were 5.1%, 5.0% and 4.7%, respectively, which are lower than the ratios for 2005 through 2008. These projections were based in part on an assumption that more favorable underwriting conditions existed in 2009 through 2012 than in 2005 through 2008, including tighter loan underwriting standards and lower housing prices. Current claims data from policy years 2009 through 2012, while still at an early stage of development, supports this assumption.

A summary of the Company's loss reserves, broken down into its components of known title claims, incurred but not reported claims and non-title claims, follows:

(in thousands, except percentages)	December 31, 2012		December 31, 2011	
Known title claims	$133,070	13.6%	$ 162,019	15.9%
IBNR	805,430	82.5%	816,603	80.5%
Total title claims	938,500	96.1%	978,622	96.4%
Non-title claims	37,962	3.9%	36,054	3.6%
Total loss reserves	$976,462	100.0%	$1,014,676	100.0%

NOTE 10. Notes and Contracts Payable:

	December 31, 2012	December 31, 2011
	(in thousands)	
Line of credit borrowings due April 17, 2016, weighted-average interest rate of 2.21% and 3.06% at December 31, 2012 and 2011, respectively	$160,000	$200,000
Trust deed notes with maturities through 2032, collateralized by land and buildings with a net book value of $53,123 and $54,583 at December 31, 2012 and 2011, respectively, weighted-average interest rate of 5.44% and 5.43%, at December 31, 2012 and 2011, respectively	41,749	44,802
Other notes and contracts payable with maturities through 2020, weighted-average interest rate of 2.84% and 2.02% at December 31, 2012 and 2011, respectively	28,011	55,173
	$229,760	$299,975

The weighted-average interest rate for the Company's notes and contracts payable was 2.87% and 3.23% at December 31, 2012 and 2011, respectively.

On April 17, 2012, the Company entered into a senior secured credit agreement with JPMorgan Chase Bank, N.A. ("JPMorgan") in its capacity as administrative agent and the lenders party thereto. The credit agreement is comprised of a $600.0 million revolving credit facility. Unless terminated earlier, the revolving loan commitments will terminate on April 17, 2016. The agreement replaced the Company's $400.0 million senior secured credit agreement that had been in place since April 2010. In connection with the closing, the Company paid off the $200.0 million outstanding balance under the prior agreement and borrowed $200.0 million under the new agreement. Proceeds under the credit agreement may be used for general corporate purposes. At December 31, 2012, the Company had outstanding borrowings of $160.0 million under the facility and the interest rate associated with amounts borrowed under the facility was 2.21%. Those borrowings have since been repaid as discussed further below.

On November 14, 2012, the Company entered into an amendment to its credit agreement dated as of April 17, 2012. Among other things, the amendment permanently released the collateral and guarantees associated with the facility, decreased the maximum total debt to total capitalization ratio from 35 percent to 30 percent, and increased the total stockholders' equity that the Company is required to maintain by an amount equal to half of the Company's consolidated positive net income for each fiscal quarter.

In the event that the rating by S&P is below BBB- (or there is no rating from S&P) and, in addition, such rating by Moody's is lower than Baa3 (or there is no rating from Moody's), then the loan commitments are subject to mandatory reduction from (a) 50 percent of the net proceeds of certain equity issuances by any of the Company or certain subsidiaries of the Company (collectively, the "Designated Parties"), and (b) 50 percent of the net proceeds of certain debt incurred or issued by any of the Designated Parties, provided that the commitment reductions described above are only required to the extent necessary to reduce the total loan commitments to $300.0 million. The Company is only required to prepay loans to the extent that, after giving effect to any mandatory commitment reduction, the aggregate principal amount of all outstanding loans exceeds the remaining total loan commitments.

At the Company's election, borrowings under the credit agreement bear interest at (a) a base rate plus an applicable spread or (b) an adjusted LIBOR rate plus an applicable spread. The base rate is generally the greatest of (x) 0.50 percent in excess of the federal funds rate, (y) JPMorgan's prime rate, and (z) one-month LIBOR plus one percent. The adjusted LIBOR rate is generally LIBOR times JPMorgan's statutory reserve rate for Eurocurrency funding. The applicable spread varies depending upon the rating assigned by Moody's and S&P. The minimum applicable spread for base rate borrowings is 0.75 percent and the maximum is 1.50 percent. The minimum applicable spread for adjusted LIBOR rate borrowings is 1.75 percent and the maximum is 2.50 percent. The Company may select interest periods of one, two, three or six months or (if agreed to by all lenders) such other number of months for Eurodollar borrowings of loans.

The credit agreement includes representations and warranties, reporting covenants, affirmative covenants, negative covenants, financial covenants and events of default customary for financings of this type. Upon the occurrence of certain insolvency and bankruptcy events of default the loans automatically accelerate. As of December 31, 2012, the Company was in compliance with the financial covenants under the credit agreement.

On January 29, 2013, the Company issued $250.0 million of 4.30 percent 10 year senior unsecured notes due in 2023. The notes were priced at 99.638 percent to yield 4.345 percent. Interest is due semi-annually on February 1 and August 1, beginning August 1, 2013. The Company used a portion of the net proceeds from the sale to repay all borrowings outstanding under the credit agreement, increasing the unused capacity under that agreement to the full $600.0 million size of the facility.

The aggregate annual maturities for notes and contracts payable in each of the five years after December 31, 2012, are as follows:

Year	Notes and contracts payable
	(in thousands)
2013	$ 8,437
2014	13,373
2015	15,321
2016	164,198
2017	5,417
Thereafter	23,014
	$229,760

NOTE 11. Investment Income:

The components of investment income are as follows:

	Year ended December 31,		
	2012	2011	2010
		(in thousands)	
Interest:			
Cash equivalents and deposits with savings and loan associations and banks	$ 4,407	$ 6,602	$ 8,505
Debt securities	45,112	47,337	48,127
Other long-term investments	1,013	1,693	5,568
Loans receivable	8,132	10,172	10,995
Dividends on marketable equity securities	5,388	2,896	2,711
Equity in earnings of affiliates	13,664	8,099	8,376
Other	10,465	5,354	9,980
	$88,181	$82,153	$94,262

NOTE 12. Income Taxes:

For the years ended December 31, 2012, 2011 and 2010, domestic and foreign pretax income (loss) from continuing operations before noncontrolling interests was $449.6 million and $17.8 million, $128.2 million and $2.1 million, and $213.5 million and $(1.4) million, respectively.

Income taxes are summarized as follows:

	Year ended December 31,		
	2012	2011	2010
		(in thousands)	
Current:			
Federal	$ 82,269	$(23,095)	$69,379
State	15,229	(1,267)	14,962
Foreign	8,234	13,926	13,657
	105,732	(10,436)	97,998

	Year ended December 31,		
	2012	2011	2010
		(in thousands)	
Deferred:			
Federal	60,242	69,302	(680)
State	111	4,585	(9,823)
Foreign	(407)	(11,737)	(4,345)
	59,946	62,150	(14,848)
	$165,678	$ 51,714	$ 83,150

Income taxes differ from the amounts computed by applying the federal income tax rate of 35.0%. A reconciliation of this difference is as follows:

	Year ended December 31,		
	2012	2011	2010
		(in thousands)	
Taxes calculated at federal rate	$163,592	$45,603	$ 74,237
State taxes, net of federal benefit	9,525	2,499	3,340
Dividends received deduction	(995)	(140)	(250)
Change in liability for tax positions	2,033	2,548	4,626
Exclusion of certain meals and entertainment expenses	2,414	2,245	2,889
Change in capital loss valuation allowance	(5,276)	—	(14,683)
Foreign taxes in excess of federal rate	1,434	1,740	9,802
Foreign tax credit	(2,921)	—	—
Other items, net	(4,128)	(2,781)	3,189
	$165,678	$51,714	$ 83,150

The Company's effective income tax rate (income tax expense as a percentage of income before income taxes) was 35.4% for 2012, 39.7% for 2011and 39.2% for 2010. The differences in the effective tax rates were primarily due to changes in the ratio of permanent differences to income before income taxes, changes in state and foreign income taxes resulting from fluctuations in the Company's noninsurance and foreign subsidiaries' contribution to pretax profits, and changes in the liability related to tax positions reported on the Company's tax returns. The effective tax rates for 2012 and 2010 included the release of valuation allowances recorded against capital losses. In addition, the effective tax rate for 2012 reflected the generation of foreign tax credits.

FIRST AMERICAN FINANCIAL CORPORATION AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The primary components of temporary differences that give rise to the Company's net deferred tax (liability) asset are as follows:

	December 31,	
	2012	2011
	(in thousands)	
Deferred tax assets:		
Deferred revenue	$ 8,110	$ 6,008
Employee benefits	82,421	76,449
Bad debt reserves	13,423	13,484
Investment in affiliates	9,096	—
Loss reserves	3,044	4,469
Pension	121,605	112,558
Capital loss carryforward	30	32,887
Net operating loss carryforward	23,749	28,175
Securities	—	5,422
Other	8,844	6,134
	270,322	285,586
Valuation allowance	(14,172)	(21,426)
	256,150	264,160
Deferred tax liabilities:		
Depreciable and amortizable assets	238,688	179,613
Claims and related salvage	36,307	29,533
Investment in affiliates	—	15,397
Securities	18,142	—
	293,137	224,543
Net deferred tax (liability) asset	$ (36,987)	$ 39,617

The exercise of stock options represents a tax benefit and has been reflected as a reduction of taxes payable and an increase to equity. The benefits recorded were $2.4 million for the year ended December 31, 2012 and $1.1 million for the years ended December 31, 2011 and 2010.

In connection with the Separation, the Company and TFAC entered into a Tax Sharing Agreement, dated June 1, 2010 (the "Tax Sharing Agreement"), which governs the Company's and CoreLogic's respective rights, responsibilities and obligations for certain tax related matters. At December 31, 2012 and 2011, the Company had a net payable to CoreLogic of $52.5 million and $35.4 million, respectively, related to tax matters prior to the Separation. This amount is included in the Company's consolidated balance sheet in due to CoreLogic, net. The increase during the current year results from cash payments received from Corelogic related to tax matters prior to the Separation and an additional accrual for tax matters prior to the Separation. During 2011, the Company recorded a $5.2 million increase to stockholders' equity related to the Separation to reflect the Company's actual tax liability to be included in CoreLogic's consolidated tax return for 2010.

At December 31, 2012, the Company had available federal, state and foreign net operating loss carryforwards totaling, in aggregate, approximately $96.7 million for income tax purposes, of which $39.6 million has an indefinite expiration. The remaining $57.1 million expire at various times beginning in 2013. The Company carries a valuation allowance of $13.0 million against a portion of these net operating loss carryforwards.

The Company evaluates the realizability of its deferred tax assets by assessing the valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve the forecasted taxable income in the applicable taxing jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in the Company's effective tax rate on future earnings.

During 2012, the Company released a valuation allowance of $5.3 million previously recorded against certain of its deferred tax assets. Specifically, management determined that it was more likely than not that all of its tax capital loss items will be realized prior to expiration as the result of realized gains from sales of securities and favorable market value activity in its securities portfolio. Application of the accounting guidance related to intraperiod tax allocations resulted in the valuation allowance being credited to tax expense in the amount of $5.3 million during the year ended December 31, 2012. As of December 31, 2012, no significant capital loss carryover remains in the Company's deferred tax inventory.

As of December 31, 2012, United States taxes were not provided for on the earnings of the Company's foreign subsidiaries of $116.4 million, as the Company has invested or expects to invest the undistributed earnings indefinitely. If in the future these earnings are repatriated to the United States, or if the Company determines that the earnings will be remitted in the foreseeable future, additional tax provisions may be required. It is not practicable to calculate the deferred taxes associated with these earnings because of the variability of multiple factors that would need to be assessed at the time of any assumed repatriation; however, foreign tax credits may be available to reduce federal income taxes in the event of distribution.

As of December 31, 2012 and 2011, the liability for income taxes associated with uncertain tax positions was $47.9 million and $17.3 million, respectively. The increase in the liability during 2012 was primarily attributable to the Company's claim for a timing adjustment in a prior-year tax return. The liabilities could be reduced by $32.6 million and $2.9 million, as of December 31, 2012 and 2011, respectively, of offsetting tax benefits associated with the correlative effects of potential adjustments including timing adjustments and state income taxes. The net amount of $15.3 million and $14.4 million, as of December 31, 2012 and 2011, respectively, if recognized, would favorably affect the Company's effective tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2012, 2011 and 2010 is as follows:

	December 31,		
	2012	2011	2010
	(in thousands)		
Unrecognized tax benefits—opening balance	$17,300	$11,100	$10,400
Gross increases—tax positions in prior period	200	—	—
Gross increases—current period tax positions	30,500	6,200	700
Expiration of the statute of limitations for the assessment of taxes	(100)	—	—
Unrecognized tax benefits—ending balance	$47,900	$17,300	$11,100

The Company's continuing practice is to recognize interest and penalties, if any, related to uncertain tax positions in tax expense. As of December 31, 2012 and 2011, the Company had accrued $4.2 million and $3.6 million, respectively, of interest and penalties (net of tax benefits of $1.7 million and $1.4 million, respectively) related to uncertain tax positions.

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, various state jurisdictions, and various non-U.S. jurisdictions. The primary non-federal jurisdictions are California, Canada, India, and the United Kingdom. The Company is no longer subject to U.S. federal, state, and non-U.S. income tax examinations by taxing authorities for years prior to 2005.

It is reasonably possible that the amount of the unrecognized benefit with respect to certain of the Company's unrecognized tax positions may significantly increase or decrease within the next 12 months. These changes may be the result of items such as ongoing audits or the expiration of federal and state statute of limitations for the assessment of taxes. Based on the status of its current tax audits, the Company estimates that there will be no significant increase or decrease in unrecognized tax benefits within the next 12 months.

The Company records a liability for potential tax assessments based on its estimate of the potential exposure. New tax laws and new interpretations of laws and rulings by tax authorities may affect the liability for potential tax assessments. Due to the subjectivity and complex nature of the underlying issues, actual payments or assessments may differ from estimates. To the extent the Company's estimates differ from actual payments or assessments, income tax expense is adjusted. The Company's income tax returns in several jurisdictions are being examined by various tax authorities. The Company believes that adequate amounts of tax and related interest, if any, have been provided for any adjustments that may result from these examinations.

NOTE 13. Earnings Per Share:

The Company's potential dilutive securities are stock options and RSUs. Stock options and RSUs are reflected in diluted net income per share attributable to the Company's stockholders by application of the treasury-stock method.

A reconciliation of weighted-average shares outstanding is as follows:

	2012	2011	2010
	(in thousands, except per share data)		
Numerator			
Net income attributable to the Company	$301,041	$ 78,276	$127,829
Less: dividends and undistributed earnings allocated to unvested RSUs	682	172	468
Net income allocated to common stockholders	$300,359	$ 78,104	$127,361
Denominator			
Basic weighted-average shares	106,307	105,197	104,134
Effect of dilutive employee stock options and RSUs	2,235	1,717	2,043
Diluted weighted-average shares	108,542	106,914	106,177
Net income per share attributable to the Company's stockholders			
Basic	$ 2.83	$ 0.74	$ 1.22
Diluted	$ 2.77	$ 0.73	$ 1.20

For the year ended December 31, 2010, basic earnings per share was computed using the number of shares of common stock outstanding immediately following the Separation, as if such shares were outstanding for the entire period prior to the Separation, plus the weighted average number of such shares outstanding following the Separation through December 31, 2010.

For the year ended December 31, 2010, diluted earnings per share was computed using (i) the number of shares of common stock outstanding immediately following the Separation, (ii) the weighted average number of such shares outstanding following the Separation through December 31, 2010, and (iii) if dilutive, the incremental common stock that the Company would issue upon the assumed exercise of stock options and the vesting of RSUs using the treasury stock method.

For the year ended December 31, 2012, 0.7 million stock options and RSUs were excluded from the weighted-average diluted common shares outstanding due to their antidilutive effect. For the years ended December 31, 2011 and 2010, 1.4 million stock options and RSUs were excluded from the weighted-average diluted common shares outstanding due to their antidilutive effect.

NOTE 14. Employee Benefit Plans:

In connection with the Separation, the following occurred with respect to the following employee benefit plans:

- The Company adopted TFAC's 401(k) Savings Plan, which is now the First American Financial Corporation 401(k) Savings Plan (the "Savings Plan"). The account balances of employees of CoreLogic who had previously participated in TFAC's 401(k) Savings Plan were transferred to the CoreLogic, Inc. 401(k) Savings Plan.
- The Company adopted TFAC's deferred compensation plan. The Company assumed the portion of the deferred compensation liability associated with its employees and former employees of its businesses and CoreLogic assumed the portion of the deferred compensation liability associated with its employees and former employees of its businesses. Plan assets were divided in the same proportion as liabilities.
- The Company assumed TFAC's defined benefit pension plan, which was closed to new entrants effective December 31, 2001 and amended to "freeze" all benefit accruals as of April 30, 2008. The Company assumed the entire benefit obligation and all the plan assets associated with the defined benefit pension plan, including the portion attributable to participants who were employees of the businesses retained by CoreLogic in connection with the Separation, and CoreLogic issued a $19.9 million note payable to the Company which approximated the unfunded portion of the benefit obligation attributable to those participants. In September 2011, the Company received $17.3 million from CoreLogic in satisfaction of the remaining balance of the note. See Note 19 Transactions with CoreLogic/TFAC to the consolidated financial statements for further discussion of this note receivable from CoreLogic.
- The Company adopted TFAC's supplemental benefit plans. The Company assumed the portion of the benefit obligation associated with its employees and former employees of its businesses and CoreLogic assumed the portion of the benefit obligation associated with its employees and former employees of its businesses. The benefit obligation associated with certain participants was divided evenly between the Company and CoreLogic.

No material changes were made to the terms and conditions of the employee benefit plans assumed by the Company in connection with the Separation.

The Company's Savings Plan allows for employee-elective contributions up to the maximum amount as determined by the Internal Revenue Code. The Company makes discretionary contributions to the Savings Plan based on profitability, as well as contributions of the participants. The Company's expense related to the Savings Plan amounted to $27.8 million, $8.7 million and $12.1 million for the years ended December 31, 2012, 2011 and 2010, respectively. This expense represents the discretionary contribution made by the Company following the Separation and by TFAC to the Company's employees' accounts prior to the Separation. The Savings Plan allows the participants to purchase the Company's common stock as one of the investment options, subject to certain limitations. The Savings Plan held 4,144,000 shares and 4,417,000 shares of the Company's common stock, representing 3.9% and 4.2% of the total shares outstanding, at December 31, 2012 and 2011, respectively.

The Company's deferred compensation plan allows participants to defer up to 100% of their salary, commissions and bonus. Participants allocate their deferrals among a variety of investment crediting options (known as "deemed investments"). Deemed investments mean that the participant has no ownership interest in the funds they select; the funds are only used to measure the gains or losses that will be attributed to their deferral account over time. Participants can elect to have their deferral balance paid out in a future year while they are still employed or after their employment ends. The deferred compensation plan is exempt from most provisions of the Employee Retirement Income Security Act ("ERISA") because it is only available to a select group of management and highly compensated employees and is not a qualified employee benefit plan. To preserve the tax-deferred savings advantages of a nonqualified deferred compensation plan, federal law requires that it be unfunded or informally funded. The participants' deferrals and any earnings on those deferrals are general unsecured obligations of the Company. The Company is informally funding the deferred compensation plan through a tax-advantaged investment known as variable universal life insurance. Deferred compensation plan assets are held as an asset of the Company within a special trust, called a "Rabbi Trust." At December 31, 2012 and 2011, the value of the assets in the Rabbi Trust of $64.4 million and $59.5 million, and the unfunded liabilities of $61.6 million and $58.2 million, were included in the consolidated balance sheets in other assets and pension costs and other retirement plans, respectively.

The Company's defined benefit pension plan is a noncontributory, qualified, defined benefit plan with benefits based on the employee's compensation and years of service. The defined benefit pension plan was closed to new entrants effective December 31, 2001 and amended to "freeze" all benefit accruals as of April 30, 2008.

The Company also has nonqualified, unfunded supplemental benefit plans covering certain management personnel. Benefits under the Executive and Management Supplemental Benefit Plans are, subject to the limitations described below, based on a participant's final average compensation, which is computed as the average compensation of the last five full calendar years preceding retirement. Maximum benefits under the Executive and Management Supplemental Benefit Plans are 30% and 15% of final average compensation, respectively. The Company's compensation committee amended and restated the Executive and Management Supplemental Benefit Plans effective as of January 1, 2011. The plans were amended to make the following changes, among others: (i) close the plans to new participants; (ii) fix the period over which the final average compensation that is used to calculate a participant's benefit is determined as the one-year average of the five-year period ending on December 31, 2010, irrespective of the participant's actual retirement date; and (iii) cap the maximum annual benefit at $500,000 for the Company's chief executive officer, at $350,000 for all other Executive Supplemental Benefit Plan participants and at $250,000 for all Management Supplemental Benefit Plan participants. The amendments to the Executive and Management Supplemental Benefit Plans were accounted for as negative plan amendments with the resulting decrease in the projected benefit obligations being recorded to accumulated other comprehensive loss as a prior service credit.

Certain of the Company's subsidiaries have separate savings plans and the Company's international subsidiaries have other employee benefit plans that are included in the other plans, net expense line item shown below.

The following table provides the principal components of employee benefit plan expenses related to (i) the Company's employees' participation in TFAC's benefit plans prior to the Separation and (ii) the Company's benefit plans following the Separation:

	Year ended December 31,		
	2012	2011	2010
	(in thousands)		
Expense:			
Savings plan	$27,778	$ 8,697	$12,080
Defined benefit pension plans	22,657	22,386	19,652
Unfunded supplemental benefit plans	16,553	17,279	23,252
Other plans, net	10,166	6,628	8,730
	$77,154	$54,990	$63,714

The following table summarizes the balance sheet impact, including benefit obligations, assets and funded status associated with the Company's defined benefit pension and supplemental benefit plans:

	December 31,			
	2012		2011	
	Defined benefit pension plans	Unfunded supplemental benefit plans	Defined benefit pension plans	Unfunded supplemental benefit plans
	(in thousands)			
Change in projected benefit obligation:				
Benefit obligation at beginning of year	$ 385,756	$ 223,516	$ 371,224	$ 215,301
Service costs	—	1,712	—	2,167
Interest costs	18,445	10,623	19,077	11,075
Actuarial losses	37,030	27,226	14,271	7,088
Benefits paid	(16,769)	(12,851)	(18,816)	(12,115)
Projected benefit obligation at end of year	424,462	250,226	385,756	223,516
Change in plan assets:				
Plan assets at fair value at beginning of year	257,078	—	262,827	—
Actual return on plan assets	33,236	—	(5,990)	—
Contributions	20,671	12,851	19,057	12,115
Benefits paid	(16,769)	(12,851)	(18,816)	(12,115)
Plan assets at fair value at end of year	294,216	—	257,078	—
Reconciliation of funded status:				
Unfunded status of the plans	$(130,246)	$(250,226)	$(128,678)	$(223,516)
Amounts recognized in the consolidated balance sheet:				
Accrued benefit liability	$(130,246)	$(250,226)	$(128,678)	$(223,516)
Amounts recognized in accumulated other comprehensive loss:				
Unrecognized net actuarial loss	$ 215,405	$ 124,183	$ 215,769	$ 105,585
Unrecognized prior service cost (credit)	65	(35,639)	90	(40,049)
	$ 215,470	$ 88,544	$ 215,859	$ 65,536

Net periodic cost related to (i) the Company's employees' participation in TFAC's defined benefit pension and supplemental benefit plans prior to the Separation and (ii) the Company's defined benefit pension and supplemental benefit plans following the Separation includes the following components:

	Year ended December 31,		
	2012	2011	2010
		(in thousands)	
Expense:			
Service costs	$ 1,712	$ 2,167	$ 3,959
Interest costs	29,068	30,152	30,866
Expected return on plan assets	(15,553)	(15,316)	(12,666)
Amortization of net actuarial loss	28,368	27,047	21,790
Amortization of prior service credit	(4,385)	(4,385)	(1,045)
	$ 39,210	$ 39,665	$ 42,904

The Company's net actuarial loss and prior service credit for defined benefit pension and supplemental benefit plans that will be amortized from accumulated other comprehensive loss into net periodic cost over the next fiscal year are expected to be an expense of $32.1 million and a credit of $4.4 million, respectively.

Weighted-average actuarial assumptions used to determine costs for the plans were as follows:

	December 31,	
	2012	2011
Defined benefit pension plans		
Discount rate	4.90%	5.30%
Rate of return on plan assets	5.75%	5.75%
Unfunded supplemental benefit plans		
Discount rate	4.90%	5.30%

Weighted-average actuarial assumptions used to determine benefit obligations for the plans were as follows:

	December 31,	
	2012	2011
Defined benefit pension plans		
Discount rate	4.18%	4.90%
Unfunded supplemental benefit plans		
Discount rate	3.91%	4.90%

The discount rate assumption used for benefit plan accounting reflects the yield available on high-quality, fixed-income debt securities that match the expected timing of the benefit obligation payments.

Assumptions for the expected long-term rate of return on plan assets are based on future expectations for returns for each asset class based on the calculated market-related value of plan assets and the effect of periodic target asset allocation rebalancing, adjusted for the payment of reasonable expenses of the plan from plan assets. The expected long-term rate of return on assets was selected from within a reasonable range of rates determined by (1) historical real and expected returns for the asset classes covered by the investment policy and (2) projections of inflation over the long-term period during which benefits are payable to plan participants. The

Company believes the assumptions are appropriate based on the investment mix and long-term nature of the plan's investments. The use of expected long-term returns on plan assets may result in recognized pension income that is greater or less than the actual returns of those plan assets in any given year. Over time, however, the expected long-term returns are designed to approximate the actual long-term returns, and therefore result in a pattern of income and cost recognition that more closely matches the pattern of the services provided by the employees.

The following table provides the funded status of the Company's defined benefit pension and supplemental benefit plans:

	December 31,			
	2012		2011	
	Defined benefit pension plans	Unfunded supplemental benefit plans	Defined benefit pension plans	Unfunded supplemental benefit plans
	(in thousands)			
Projected benefit obligation	$424,462	$250,226	$385,756	$223,516
Accumulated benefit obligation	$424,462	$250,226	$385,756	$223,516
Plan assets at fair value at end of year	$294,216	$ —	$257,078	$ —

The Company has a pension investment policy designed to meet or exceed the expected rate of return on plan asset assumptions. The policy's investment objective is to increase the pension plan's funding status such that the plan becomes fully funded on a plan termination basis by taking progressively less risk through aligning a greater percentage of plan assets with plan liabilities as the plan becomes more fully funded. During 2012, the Company revised the plan's investment policy and changed the plan's investment manager. The investment manager is responsible for ensuring that the portfolio is invested in compliance with the stated guidelines of the investment policy.

Under the new investment policy, asset allocation targets are segmented into liability tracking assets and return seeking assets. The objective of this allocation strategy is to increase the percentage of assets in liability tracking investments as settlement funded status improves. Return seeking assets generally include pooled investment vehicles, foreign and domestic equities, fixed income securities, cash, REITs, and commodities. Liability tracking assets generally include fixed income securities and pooled investment vehicles. The plan maintains a level of cash and cash equivalents appropriate for the timely disbursement of benefits and payment of expenses.

Subject to the requirements of the investment policy, the investment manager may use commingled investment vehicles including but not limited to mutual funds, common trust funds, commingled trusts, and exchange traded funds. The investment policy prohibits certain investment transactions, including derivatives and other illiquid investments (e.g. private equity and real estate), subject to certain exceptions.

The investment manager tracks the estimated settlement funded status of the plan on a regular basis. When the funded status is equal to or greater than the next trigger point, the investment manager will rebalance to the allocation associated with that trigger point. The objective of liability tracking assets is to achieve performance related to changes in the value of the plan's settlement liabilities, which is consistent with the objective of plan termination.

The pension plan's asset allocation targets based on settlement funded status are as follows:

Settlement funded status	Return seeking assets	Liability tracking assets
100.0%	0%	100%
97.5%	15%	85%
95.0%	30%	70%
92.5%	40%	60%
90.0%	50%	50%
87.5%	60%	40%
85.0%	70%	30%
Below 85.0%	85%	15%

A summary of the asset allocation as of December 31, 2012 and 2011 are as follows:

	Percentage of plan assets at December 31,	
	2012	2011
Asset category		
Domestic and international equities	33.7%	61.4%
Fixed income	40.3%	36.4%
Balanced funds	25.4%	—
Cash	0.6%	2.2%

The Company expects to make cash contributions to its defined benefit and unfunded supplemental benefit plans of $29.3 million and $13.7 million, respectively, during 2013.

The following benefit payments for all plans, which reflect expected future service, as appropriate, are expected to be paid as follows:

Year	(in thousands)
2013	$ 32,627
2014	$ 33,779
2015	$ 34,701
2016	$ 35,024
2017	$ 36,942
Five years thereafter	$198,085

The Company determines the fair value of its defined benefit pension plan assets with a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security within the Company's defined benefit pension plan assets is based on management's assessment of the transparency and reliability of the inputs used in the valuation of such instrument at the measurement date. See Note 3 Debt and Equity Securities to the consolidated financial statements for a more in-depth discussion on the fair value hierarchy and a description for each level.

The following table presents the Company's defined benefit pension plan assets at fair value as of December 31, 2012 and 2011, classified using the fair value hierarchy:

	Estimated fair value as of December 31, 2012	Level 1	Level 2	Level 3
		(in thousands)		
Cash and cash equivalents	$ 1,922	$ 1,922	$ —	$ —
Debt securities:				
Domestic	101,568	59,568	42,000	—
International	11,957	11,957	—	—
	113,525	71,525	42,000	—
Equity securities:				
Domestic common stocks	46,852	46,852	—	—
International common stocks	53,431	53,431	—	—
	100,283	100,283	—	—
Balanced funds	71,400	—	71,400	—
Investment contracts with insurance companies	7,086	—	—	7,086
	$294,216	$173,730	$113,400	$7,086

	Estimated fair value as of December 31, 2011	Level 1	Level 2	Level 3
		(in thousands)		
Cash and cash equivalents	$ 5,591	$ 5,591	$ —	$ —
Debt securities:				
Municipal bonds	6,801	—	6,801	—
Foreign bonds	3,724	—	3,724	—
Governmental agency mortgage-backed securities	15,100	—	15,100	—
Corporate debt securities	61,284	—	61,284	—
	86,909	—	86,909	—
Equity securities:				
Preferred stocks	2,954	2,954	—	—
Domestic common stocks	105,550	105,550	—	—
International common stocks	49,347	49,347	—	—
	157,851	157,851	—	—
Investment contracts with insurance companies	6,727	—	—	6,727
	$257,078	$163,442	$ 86,909	$6,727

NOTE 15. Fair Value of Financial Instruments:

Guidance requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the balance sheet, for which it is practical to estimate that value. In the measurement of the fair value of certain financial instruments, other valuation techniques were utilized if quoted market prices were not available. These derived fair value estimates are significantly affected by the assumptions used. Additionally, the guidance excludes certain financial instruments including those related to insurance contracts, pension and other postretirement benefits, and equity method investments.

In estimating the fair value of the financial instruments presented, the Company used the following methods and assumptions:

Cash and cash equivalents

The carrying amount for cash and cash equivalents is a reasonable estimate of fair value due to the short-term maturity of these investments.

Accounts and accrued income receivable, net

The carrying amount for accounts and accrued income receivable, net is a reasonable estimate of fair value due to the short-term maturity of these assets.

Loans receivable, net

The fair value of loans receivable, net is estimated based on the discounted value of the future cash flows using the current rates being offered for loans with similar terms to borrowers of similar credit quality.

Investments

The fair value of deposits with savings and loan associations and banks is estimated based on the rates currently offered for deposits of similar remaining maturities, where applicable.

The methodology for determining the fair value of debt and equity securities is discussed in Note 3 Debt and Equity Securities to the consolidated financial statements.

The fair value of notes receivable, net is estimated based on the discounted value of the future cash flows using approximate current market rates being offered for notes with similar maturities and similar credit quality.

Deposits

The carrying value of escrow and passbook accounts approximates fair value due to the short-term nature of this liability. The fair value of investment certificate accounts is estimated based on the discounted value of future cash flows using a discount rate approximating current market rates for similar liabilities.

Accounts payable and accrued liabilities

The carrying amount for accounts payable and accrued liabilities is a reasonable estimate of fair value due to the short-term maturity of these liabilities. The Company does not include the carrying amounts and fair values of pension costs and other retirement plans as the guidance excludes them from disclosure.

Due to CoreLogic, net

The carrying amount for due to CoreLogic, net is a reasonable estimate of fair value.

Notes and contracts payable

The fair value of notes and contracts payable are estimated based on the current rates offered to the Company for debt of the same remaining maturities.

The carrying amounts and fair values of the Company's financial instruments as of December 31, 2012 and 2011 are presented in the following table.

	December 31,			
	2012		2011	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)			
Financial Assets:				
Cash and cash equivalents	$ 627,208	$ 627,208	$ 418,299	$ 418,299
Accounts and accrued income receivable, net	$ 259,779	$ 259,779	$ 227,847	$ 227,847
Loans receivable, net	$ 107,352	$ 111,925	$ 139,191	$ 144,868
Investments:				
Deposits with savings and loan associations and banks	$ 71,196	$ 71,400	$ 56,201	$ 56,350
Debt securities	$2,651,881	$2,651,881	$2,201,911	$2,201,911
Equity securities	$ 197,920	$ 197,920	$ 184,000	$ 184,000
Notes receivable, net	$ 11,166	$ 11,376	$ 15,581	$ 14,534
Financial Liabilities:				
Deposits	$1,411,193	$1,411,575	$1,093,236	$1,093,771
Accounts payable and accrued liabilities	$ 337,231	$ 337,231	$ 295,351	$ 295,351
Due to CoreLogic, net	$ 53,510	$ 53,510	$ 35,951	$ 35,951
Notes and contracts payable	$ 229,760	$ 233,071	$ 299,975	$ 304,806

The following table presents the fair value of the Company's financial instruments as of December 31, 2012 and 2011, classified using the three-level hierarchy for fair value measurements:

(in thousands)	Fair Value as of December 31, 2012	Level 1	Level 2	Level 3
Financial Assets:				
Cash and cash equivalents	$ 627,208	$ 627,208	$ —	$ —
Accounts and accrued income receivable, net	$ 259,779	$ 259,779	$ —	$ —
Loans receivable, net	$ 111,925	$ —	$ —	$111,925
Investments:				
Deposits with savings and loan associations and banks	$ 71,400	$ 49,431	$ 21,969	$ —
Debt securities	$2,651,881	$ —	$2,630,035	$ 21,846
Equity securities	$ 197,920	$ 197,920	$ —	$ —
Notes receivable, net	$ 11,376	$ —	$ —	$ 11,376
Financial Liabilities:				
Deposits	$1,411,575	$1,373,978	$ 37,597	$ —
Accounts payable and accrued liabilities	$ 337,231	$ 337,231	$ —	$ —
Due to CoreLogic, net	$ 53,510	$ 53,510	$ —	$ —
Notes and contracts payable	$ 233,071	$ —	$ 223,218	$ 9,853

(in thousands)	Fair Value as of December 31, 2011	Level 1	Level 2	Level 3
Financial Assets:				
Cash and cash equivalents	$ 418,299	$ 418,299	$ —	$ —
Accounts and accrued income receivable, net	$ 227,847	$ 227,847	$ —	$ —
Loans receivable, net	$ 144,868	$ —	$ —	$144,868
Investments:				
Deposits with savings and loan associations and banks	$ 56,350	$ 26,624	$ 29,726	$ —
Debt securities	$2,201,911	$ —	$2,171,277	$ 30,634
Equity securities	$ 184,000	$ 184,000	$ —	$ —
Notes receivable, net	$ 14,534	$ —	$ —	$ 14,534
Financial Liabilities:				
Deposits	$1,093,771	$1,049,464	$ 44,307	$ —
Accounts payable and accrued liabilities	$ 295,351	$ 295,351	$ —	$ —
Due to CoreLogic, net	$ 35,951	$ 35,951	$ —	$ —
Notes and contracts payable	$ 304,806	$ —	$ 291,178	$ 13,628

NOTE 16. Share-Based Compensation Plans:

Prior to the Separation, the Company participated in TFAC's share-based compensation plans and the Company's employees were issued TFAC equity awards. The equity awards consisted of RSUs and stock options. At the date of the Separation, TFAC's outstanding equity awards for employees of the Company and former employees of its businesses were converted into equity awards of the Company with adjustments to the number of shares underlying each such award and, with respect to options, adjustments to the per share exercise price of each such award, to maintain the pre-separation value of such awards. No material changes were made to the vesting terms or other terms and conditions of the awards. As the post-separation value of the equity awards was equal to the pre-separation value and no material changes were made to the terms and conditions applicable to the awards, no incremental expense was recognized by the Company related to the conversion.

In connection with the Separation, the Company established the First American Financial Corporation 2010 Incentive Compensation Plan (the "Incentive Compensation Plan"). The Incentive Compensation Plan was adopted by the Company's board of directors and approved by TFAC, as the Company's sole stockholder, on May 28, 2010. Eligible participants in the Incentive Compensation Plan include the Company's directors and officers, as well as other employees. The Incentive Compensation Plan permits the granting of stock options, stock appreciation rights, restricted stock, RSUs, performance units, performance shares and other stock-based awards. Under the terms of the Incentive Compensation Plan, 16.0 million shares of common stock can be awarded from either authorized and unissued shares or previously issued shares acquired by the Company, subject to certain annual limits on the amounts that can be awarded based on the type of award granted. The Incentive Compensation Plan terminates 10 years from the effective date unless cancelled prior to that date by the Company's board of directors.

In connection with the Separation, the Company established the First American Financial Corporation 2010 Employee Stock Purchase Plan (the "ESPP"). The ESPP allows eligible employees to purchase common stock of the Company at 85.0% of the closing price on the last day of each month. Prior to the Separation, the Company's employees participated in TFAC's employee stock purchase plan. There were 323,000 and 352,000 shares issued in connection with the Company's plan for the years ended December 31, 2012 and 2011, respectively, and 175,000 shares issued in connection with the Company's and TFAC's plans for the year ended December 31, 2010. At December 31, 2012, there were 1,151,000 shares reserved for future issuances.

The following table presents the share-based compensation expense associated with (i) the Company's employees that participated in TFAC's share-based compensation plans prior to the Separation and (ii) the Company's share-based compensation plans following the Separation:

	2012	2011	2010
		(in thousands)	
Expense:			
Restricted stock units	$13,953	$14,203	$11,876
Stock options	—	9	315
Employee stock purchase plan	886	769	638
	$14,839	$14,981	$12,829

The following table summarizes RSU activity for the year ended December 31, 2012:

(in thousands, except weighted-average grant-date fair value)	Shares	Weighted-average grant-date fair value
RSUs unvested at December 31, 2011	3,141	$12.83
Granted during 2012	826	$16.44
Vested during 2012	(940)	$14.55
Forfeited during 2012	(65)	$ 9.53
RSUs unvested at December 31, 2012	2,962	$13.36

As of December 31, 2012, there was $15.1 million of total unrecognized compensation cost related to nonvested RSUs that is expected to be recognized over a weighted-average period of 2.5 years. The fair value of RSUs is generally based on the market value of the Company's shares on the date of grant. The total fair value of shares vested and not distributed for the years ended December 31, 2012, 2011 and 2010 was $2.3 million, $2.2 million and $3.5 million, respectively.

The following table summarizes stock option activity for the year ended December 31, 2012:

(in thousands, except weighted-average exercise price and contractual term)	Number outstanding	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
Balance at December 31, 2011	2,636	$14.89		
Exercised during 2012	(931)	$13.24		
Forfeited during 2012	(35)	$20.11		
Balance at December 31, 2012	1,670	$15.70	1.9 years	$14,012
Vested at December 31, 2012	1,670	$15.70	1.9 years	$14,012
Exercisable at December 31, 2012	1,670	$15.70	1.9 years	$14,012

All stock options issued under the Company's plans are vested and no share-based compensation expense related to such stock options remains to be recognized.

Total intrinsic value of options exercised for the years ended December 31, 2012, 2011 and 2010 was $7.1 million, $645 thousand and $168 thousand, respectively. This intrinsic value represents the difference between the fair market value of the Company's common stock on the date of exercise and the exercise price of each option.

NOTE 17. Stockholders' Equity:

In March 2011, the Company's board of directors approved a stock repurchase plan which authorizes the repurchase of up to $150.0 million of the Company's common stock, of which $147.5 million remains as of December 31, 2012. Purchases may be made from time to time by the Company in the open market at prevailing market prices or in privately negotiated transactions. The Company did not repurchase any shares of its common stock during the year ended December 31, 2012.

NOTE 18. Commitments and Contingencies:

Lease commitments

The Company leases certain office facilities, automobiles and equipment under operating leases, which, for the most part, are renewable. The majority of these leases also provide that the Company pay insurance and taxes.

Future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2012 are as follows:

Year	(in thousands)
2013	$ 68,419
2014	60,381
2015	41,421
2016	24,795
2017	13,132
Thereafter	11,404
	$219,552

Total rental expense for all operating leases and month-to-month rentals was $96.8 million, $102.6 million, and $125.4 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Other commitments and guarantees

At December 31, 2012 and 2011, the Company was contingently liable for guarantees of indebtedness owed by affiliates and third parties to banks and others totaling $23.2 million and $24.2 million, respectively. The guarantee arrangements relate to promissory notes and other contracts, and contingently require the Company to make payments to the guaranteed party based on the failure of debtors to make scheduled payments according to the terms of the notes and contracts. The Company's maximum potential amount of future payments under these guarantees totaled $23.2 million and $24.2 million at December 31, 2012 and 2011, respectively, and is limited in duration to the terms of the underlying indebtedness. The Company has not incurred any costs as a result of these guarantees and has not recorded a liability on its consolidated balance sheets related to these guarantees at December 31, 2012 and 2011.

The Company also guarantees the obligations of certain of its subsidiaries. These obligations are included in the Company's consolidated balance sheets as of December 31, 2012 and 2011.

NOTE 19. Transactions with CoreLogic/TFAC:

Prior to the Separation, the Company had certain related party relationships with TFAC. The Company does not consider CoreLogic to be a related party subsequent to the Separation. The related party relationships with TFAC prior to the Separation and subsequent relationships with CoreLogic following the Separation are discussed further below.

Transactions with TFAC prior to the Separation

Prior to the Separation, the Company was allocated corporate income and overhead expenses from TFAC for corporate-related functions based on an allocation methodology that considered the number of the Company's domestic headcount, the Company's total assets and total revenues or a combination of those drivers. General corporate overhead expense allocations include executive management, tax, accounting and auditing, legal and treasury services, payroll, human resources and certain employee benefits and marketing and communications. The Company was allocated general net corporate expenses of $23.3 million from TFAC during 2010 prior to the Separation, which is included within the investment income, net realized investment gains, personnel costs, other operating expenses, depreciation and amortization and interest expense line items in the accompanying consolidated statements of income.

The Company considers the basis on which the expenses were allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by the Company during the pre-separation periods presented. The allocations may not, however, reflect the expense the Company would have incurred as an independent publicly traded company for these periods. Actual costs that may have been incurred as a stand-alone company during these periods would have depended on a number of factors, including the chosen organizational structure, the functions outsourced versus performed by employees and strategic decisions in areas such as information technology and infrastructure. Following the Separation, the Company is no longer allocated corporate income and overhead expense, as the Company performs these functions using its own resources.

Prior to the Separation, a portion of TFAC's combined debt, in the amount of $140.0 million, was allocated to the Company based on amounts directly incurred for the Company's benefit. Net interest expense was allocated in the same proportion as debt. The Company believes the allocation basis for debt and net interest expense was reasonable. However, these amounts may not be indicative of the actual amounts that the Company would have incurred had it been operating as an independent publicly traded company for the period prior to June 1, 2010. Additionally, on January 31, 2010 the Company entered into a note payable with TFAC totaling $29.1 million. In connection with the Separation, the Company borrowed $200.0 million under its revolving credit facility and transferred such funds to CoreLogic, which fully satisfied the Company's $140.0 million allocated portion of TFAC debt and the $29.1 million note payable to TFAC. The remaining $30.9 million transferred to CoreLogic was reflected as a distribution to CoreLogic in connection with the Separation. See Note 10 Notes and Contracts Payable to the consolidated financial statements for further discussion of the Company's credit facility.

Transactions with CoreLogic following the Separation

In connection with the Separation, the Company and TFAC entered into various transition services agreements with effective dates of June 1, 2010. The agreements included transitional services in the areas of information technology, tax, accounting and finance, employee benefits and internal audit. As of December 31,

2012, the information technology services agreements are the only remaining active transition services agreements. The Company incurred the net amounts of $6.5 million, $6.4 million and $5.4 million for the years ended December 31, 2012, 2011 and 2010, respectively, under these agreements which are included in other operating expenses in the consolidated statements of income. No amounts were reflected in the consolidated statements of income prior to June 1, 2010, as the transition services agreements were not effective prior to the Separation.

Under the Separation and Distribution Agreement and other agreements, subject to certain exceptions contained in the Tax Sharing Agreement, each of the Company and CoreLogic agreed to assume and be responsible for 50% of certain of TFAC's contingent and other corporate liabilities. All external costs and expenses associated with the management of these contingent and other corporate liabilities will be shared equally. These contingent and other corporate liabilities primarily relate to consolidated securities litigation and any actions with respect to the Separation or the Distribution brought by any third party. Contingent and other corporate liabilities that are related to only TFAC's information solutions or financial services businesses are generally fully allocated to CoreLogic or the Company, respectively. At December 31, 2012 and 2011, no reserves were considered necessary for such liabilities.

In connection with the Separation, TFAC issued to the Company and FATICO a number of shares of its common stock that resulted in the Company and FATICO collectively owning 12.9 million shares of CoreLogic's common stock immediately following the Separation. During 2011 the Company sold 4.0 million shares for an aggregate cash price of $75.8 million and during 2012 the Company and FATICO sold the remaining 8.9 million shares for an aggregate cash price of $207.9 million. At December 31, 2012, the Company no longer owns any CoreLogic common stock.

On June 1, 2010, the Company received a note receivable from CoreLogic in the amount of $19.9 million that accrued interest at 6.52% and was due on May 31, 2017. The note approximated the unfunded portion of the benefit obligation attributable to participants of the defined benefit pension plan who were employees of TFAC's businesses that were retained by CoreLogic in connection with the Separation. In September 2011, the Company received $17.3 million from CoreLogic in satisfaction of the remaining balance of the note. See Note 14 Employee Benefit Plans to the consolidated financial statements for further discussion of the defined benefit pension plan.

At December 31, 2012 and 2011, the Company's federal savings bank subsidiary, First American Trust, FSB, held $2.3 million and $4.3 million, respectively, of interest and non-interest bearing deposits owned by CoreLogic. These deposits are included in deposits in the consolidated balance sheets. Interest expense on the deposits was immaterial for all periods presented.

Prior to the Separation, the Company owned three office buildings that were leased to the information solutions businesses of TFAC under the terms of formal lease agreements. In connection with the Separation, the Company distributed one of the office buildings to CoreLogic, and at December 31, 2012, owns two office buildings that were leased to CoreLogic under a formal lease agreement. Rental income associated with these properties totaled $4.4 million for the years ended December 31, 2012 and 2011and $6.2 million for the year ended December 31, 2010.

The Company and CoreLogic are also parties to certain ordinary course commercial agreements and transactions. The expenses associated with these transactions, which primarily relate to purchases of data and other settlement services totaled $19.1 million, $15.0 million and $21.4 million for the years ended December 31, 2012, 2011 and 2010, respectively, and are included in other operating expenses in the Company's consolidated statements of income. The Company also sells data and provides other settlement services to CoreLogic through ordinary course commercial agreements and transactions resulting in revenues totaling $1.6 million, $4.2 million and $11.8 million for the years ended December 31, 2012, 2011, and 2010, respectively, which are included in information and other in the Company's consolidated statements of income.

Prior to the Separation, certain transactions with TFAC were settled in cash and the remaining transactions were settled by non-cash capital contributions between the Company and TFAC, which resulted in net non-cash contributions from TFAC to the Company of $2.1 million for the year ended December 31, 2010. Following the Separation, all transactions with CoreLogic are settled, on a net basis, in cash.

NOTE 20. Other Comprehensive Income (Loss):

Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

Components of other comprehensive income (loss) are as follows:

	Net unrealized gains (losses) on securities	Foreign currency translation adjustment	Pension benefit adjustment	Accumulated other comprehensive income (loss)
	(in thousands)			
Balance at December 31, 2009	$(10,546)	$ 5,255	$(146,174)	$(151,465)
Pretax change	5,249	5,705	18,103	29,057
Pretax change in other-than-temporary impairments for which credit-related portion was recognized in earnings	8,034	—	—	8,034
Pretax change in connection with the Separation	—	—	(36,752)	(36,752)
Tax effect	(5,974)	—	8,020	2,046
Balance at December 31, 2010	(3,237)	10,960	(156,803)	(149,080)
Pretax change	(11,733)	(6,167)	(20,059)	(37,959)
Pretax change in other-than-temporary impairments for which credit-related portion was recognized in earnings	3,573	—	—	3,573
Tax effect	(2,012)	—	8,025	6,013
Balance at December 31, 2011	(13,409)	4,793	(168,837)	(177,453)
Pretax change	52,409	5,131	(22,619)	34,921
Pretax change in other-than-temporary impairments for which credit-related portion was recognized in earnings	6,502	—	—	6,502
Tax effect	(23,564)	—	9,048	(14,516)
Balance at December 31, 2012	$ 21,938	$ 9,924	$(182,408)	$(150,546)

Components of other comprehensive income (loss) allocated to the Company and noncontrolling interests are as follows:

	Net unrealized gains (losses) on securities	Foreign currency translation adjustment	Pension benefit adjustment	Accumulated other comprehensive income (loss)
	(in thousands)			
2012				
Allocated to the Company	$ 21,928	$ 9,924	$(182,408)	$(150,556)
Allocated to noncontrolling interests	10	—	—	10
Balance at December 31, 2012	$ 21,938	$ 9,924	$(182,408)	$(150,546)
2011				
Allocated to the Company	$(13,415)	$ 4,793	$(168,837)	$(177,459)
Allocated to noncontrolling interests	6	—	—	6
Balance at December 31, 2011	$(13,409)	$ 4,793	$(168,837)	$(177,453)
2010				
Allocated to the Company	$ (3,246)	$10,893	$(156,803)	$(149,156)
Allocated to noncontrolling interests	9	67	—	76
Balance at December 31, 2010	$ (3,237)	$10,960	$(156,803)	$(149,080)

The change in net unrealized gains on securities includes reclassification adjustments of $69.8 million, $11.0 million and $12.5 million of net realized gains on debt and equity securities for the years ended December 31, 2012, 2011 and 2010, respectively.

NOTE 21. Litigation and Regulatory Contingencies:

The Company and its subsidiaries are parties to a number of non-ordinary course lawsuits. Frequently these lawsuits are similar in nature to other lawsuits pending against the Company's competitors.

For those non-ordinary course lawsuits where the Company has determined that a loss is both probable and reasonably estimable, a liability representing the best estimate of the Company's financial exposure based on known facts has been recorded. Actual losses may materially differ from the amounts recorded.

For a substantial majority of these lawsuits, however, it is not possible to assess the probability of loss. Most of these lawsuits are putative class actions which require a plaintiff to satisfy a number of procedural requirements before proceeding to trial. These requirements include, among others, demonstration to a court that the law proscribes in some manner the Company's activities, the making of factual allegations sufficient to suggest that the Company's activities exceeded the limits of the law and a determination by the court—known as class certification—that the law permits a group of individuals to pursue the case together as a class. In certain instances the Company may also be able to compel the plaintiff to arbitrate its claim on an individual basis. If these procedural requirements are not met, either the lawsuit cannot proceed or, as is the case with class certification or compelled arbitration, the plaintiffs lose the financial incentive to proceed with the case (or the amount at issue effectively becomes de minimus). Frequently, a court's determination as to these procedural requirements is subject to appeal to a higher court. As a result of, among other factors, ambiguities and inconsistencies in the myriad laws applicable to the Company's business and the uniqueness of the factual issues presented in any given lawsuit, the Company often cannot determine the probability of loss until a court has finally determined that a plaintiff has satisfied applicable procedural requirements.

Furthermore, because most of these lawsuits are putative class actions, it is often impossible to estimate the possible loss or a range of loss amounts, even where the Company has determined that a loss is reasonably possible. Generally class actions involve a large number of people and the effort to determine which people satisfy the requirements to become plaintiffs—or class members—is often time consuming and burdensome. Moreover, these lawsuits raise complex factual issues which result in uncertainty as to their outcome and, ultimately, make it difficult for the Company to estimate the amount of damages which a plaintiff might successfully prove. In addition, many of the Company's businesses are regulated by various federal, state, local and foreign governmental agencies and are subject to numerous statutory guidelines. These regulations and statutory guidelines often are complex, inconsistent or ambiguous, which results in additional uncertainty as to the outcome of a given lawsuit—including the amount of damages a plaintiff might be afforded—or makes it difficult to analogize experience in one case or jurisdiction to another case or jurisdiction.

Most of the non-ordinary course lawsuits to which the Company and its subsidiaries are parties challenge practices in the Company's title insurance business, though a limited number of cases also pertain to the Company's other businesses. These lawsuits include, among others, cases alleging, among other assertions, that the Company, one of its subsidiaries and/or one of its agents:

- charged an improper rate for title insurance in a refinance transaction, including
  - Hamilton v. First American Title Insurance Company, et al., filed on August 25, 2008 and pending in the Superior Court of the State of North Carolina, Wake County,
  - Haskins v. First American Title Insurance Company, filed on September 29, 2010 and pending in the United States District Court of New Jersey,
  - Lang v. First American Title Insurance Company of New York, filed on March 9, 2012 and pending in the United States District Court of New York,
  - Levine v. First American Title Insurance Company, filed on February 26, 2009 and pending in the United States District Court of Pennsylvania,
  - Lewis v. First American Title Insurance Company, filed on November 28, 2006 and pending in the United States District Court for the District of Idaho,
  - Mitchell-Tracey v. First American Title Insurance Company, et al., filed on April 30, 2012 and pending in the United States District Court for the Northern District of Maryland,
  - Raffone v. First American Title Insurance Company, filed on February 14, 2004 and pending in the Circuit Court, Nassau County, Florida, and
  - Slapikas v. First American Title Insurance Company, filed on December 19, 2005 and pending in the United States District Court for the Western District of Pennsylvania.

  All of these lawsuits are putative class actions. A court has only granted class certification in Hamilton, Lewis, Raffone and Slapikas. For the reasons stated above, the Company has been unable to assess the probability of loss or estimate the possible loss or the range of loss or, where the Company has been able to make an estimate, the Company believes the amount is immaterial to the financial statements as a whole.

- purchased minority interests in title insurance agents as an inducement to refer title insurance underwriting business to the Company or gave items of value to title insurance agents and others for referrals of business, in each case in violation of the Real Estate Settlement Procedures Act, including

- Edwards v. First American Financial Corporation, filed on June 12, 2007 and pending in the United States District Court for the Central District of California.

  In Edwards a narrow class has been certified. For the reasons stated above, the Company has been unable to assess the probability of loss or estimate the possible loss or the range of loss.

- conspired with its competitors to fix prices or otherwise engaged in anticompetitive behavior, including
  - Klein v. First American Title Insurance Company, et al., filed on July 10, 2012 and pending in the United States District Court for the District of Columbia.

  Klein is a putative class action for which a class has not been certified. For the reasons described above, the Company has not yet been able to assess the probability of loss or estimate the possible loss or the range of loss.

- engaged in the unauthorized practice of law, including
  - Gale v. First American Title Insurance Company, et al., filed on October 16, 2006 and pending in the United States District Court of Connecticut, and
  - Katin v. First American Signature Services, Inc., et al., filed on May 9, 2007 and pending in the United States District Court of Massachusetts.

  Katin is a putative class action for which a class has not been certified. The class originally certified in Gale was subsequently decertified. For the reasons described above, the Company has not yet been able to assess the probability of loss or estimate the possible loss or the range of loss.

- failed to pay required compensation and provide required rest periods, including
  - Bartko v. First American Title Insurance Company, filed on November 8, 2011, and pending in the Superior Court of the State of California, Los Angeles.

  Bartko is a putative class action for which a class has not been certified. For the reasons described above, the Company has not yet been able to assess the probability of loss or estimate the possible loss or the range of loss.

- overcharged or improperly charged fees for products and services provided in connection with the closing of real estate transactions, denied home warranty claims, recorded telephone calls, acted as an unauthorized trustee and gave items of value to developers, builders and others as inducements to refer business in violation of certain other laws, such as consumer protection laws and laws generally prohibiting unfair business practices, and certain obligations, including
  - Carrera v. First American Home Buyers Protection Corporation, filed on September 23, 2009 and pending in the Superior Court of the State of California, County of Los Angeles,
  - Chassen v. First American Financial Corporation, et al., filed on January 22, 2009 and pending in the United States District Court of New Jersey,
  - Coleman v. First American Home Buyers Protection Corporation, et al., filed on August 24, 2009 and pending in the Superior Court of the State of California, County of Los Angeles,
  - Eide v. First American Title Company, filed on February 26, 2010 and pending in the Superior Court of the State of California, County of Kern,
  - Gunning v. First American Title Insurance Company, filed on July 14, 2008 and pending in the United States District Court for the Eastern District of Kentucky,

- Kaufman v. First American Financial Corporation, et al., filed on December 21, 2007 and pending in the Superior Court of the State of California, County of Los Angeles,
- Kirk v. First American Financial Corporation, filed on June 15, 2006 and pending in the Superior Court of the State of California, County of Los Angeles,
- Muehling v. First American Title Company, filed on December 11, 2012 and pending in the Superior Court of the State of California, County of Alameda,
- Sjobring v. First American Financial Corporation, et al., filed on February 25, 2005 and pending in the Superior Court of the State of California, County of Los Angeles,
- Smith v. First American Title Insurance Company, filed on November 23, 2011 and pending in the United States District Court for the Western District of Washington,
- Tavenner v. Talon Group, filed on August 18, 2009 and pending in the United States District Court for the Western District of Washington, and
- Wilmot v. First American Financial Corporation, et al., filed on April 20, 2007 and pending in the Superior Court of the State of California, County of Los Angeles.

All of these lawsuits, except Kirk, Sjobring, and Tavenner, are putative class actions for which a class has not been certified. In Sjobring a class was certified but that certification was subsequently vacated. For the reasons described above, the Company has not yet been able to assess the probability of loss or estimate the possible loss or the range of loss.

While some of the lawsuits described above may be material to the Company's operating results in any particular period if an unfavorable outcome results, the Company does not believe that any of these lawsuits will have a material adverse effect on the Company's overall financial condition or liquidity.

On March 5, 2010, Bank of America, N.A. filed a complaint in the North Carolina General Court of Justice, Superior Court Division against United General Title Insurance Company and First American Title Insurance Company alleging that the defendants failed to pay or failed to timely respond to certain claims made on title insurance policies issued in connection with home equity loans or lines of credit that are now in default. On April 1, 2010, the Company filed a third party complaint within the same litigation against Fiserv Solutions, Inc. for other matters relating to the plaintiff's allegations. During the fourth quarter of 2011, the Company, Bank of America and Fiserv settled the lawsuit through mediation. In connection with the case, the Company recorded a charge of $19.2 million in the fourth quarter of 2011 and $13.0 million in the third quarter of 2011, which is net of all recoveries. These charges were recorded to provision for policy losses and other claims on the accompanying consolidated statements of income. The settlement extinguished all Company liability in connection with policies issued to Bank of America of the type that are the subject of the lawsuit, whether or not Bank of America submitted a claim with respect to such policies. The court approved of the settlement on December 8, 2011 and dismissed the case with prejudice.

The Company also is a party to non-ordinary course lawsuits other than those described above. With respect to these lawsuits, the Company has determined either that a loss is not reasonably possible or that the estimated loss or range of loss, if any, is not material to the financial statements as a whole.

The Company's title insurance, property and casualty insurance, home warranty, banking, thrift, trust and investment advisory businesses are regulated by various federal, state and local governmental agencies. Many of the Company's other businesses operate within statutory guidelines. Consequently, the Company may from time to time be subject to examination or investigation by such governmental agencies. Currently, governmental agencies are examining or investigating certain of the Company's operations. These exams or investigations include inquiries into, among other matters, pricing and rate setting practices in the title insurance industry, competition in the title insurance industry, real estate settlement service customer acquisition and retention practices and agency relationships. With respect to matters where the Company has determined that a loss is both probable and reasonably estimable, the Company has recorded a liability representing its best estimate of the financial exposure based on known facts. While the ultimate disposition of each such exam or investigation is not yet determinable, the Company does not believe that individually or in the aggregate they will have a material adverse effect on the Company's financial condition, results of operations or cash flows. These exams or investigations could, however, result in changes to the Company's business practices which could ultimately have a material adverse impact on the Company's financial condition, results of operations or cash flows.

The Company and its subsidiaries also are involved in numerous ongoing routine legal and regulatory proceedings related to their operations. While the ultimate disposition of each proceeding is not determinable, the ultimate resolution of any of such proceedings, individually or in the aggregate, could have a material adverse effect on the Company's financial condition, results of operations or cash flows in the period of disposition.

NOTE 22. Business Combinations:

During the year ended December 31, 2012, the Company completed five acquisitions for an aggregate purchase price of $31.1 million in cash and contingent consideration of $0.8 million. The purchase price of each acquisition was allocated to the assets acquired and liabilities assumed using a variety of valuation techniques including discounted cash flow analysis. These five acquisitions have been included in the Company's title insurance and services segment.

During the year ended December 31, 2011, the Company completed three acquisitions for an aggregate purchase price of $2.1 million in cash and contingent consideration of $2.5 million. The purchase price of each acquisition was allocated to the assets acquired and liabilities assumed using a variety of valuation techniques including discounted cash flow analysis. These three acquisitions have been included in the Company's title insurance and services segment.

In addition to the acquisitions discussed above, during the years ended December 31, 2012 and 2011, the Company purchased additional noncontrolling interests in companies already included in the Company's consolidated financial statements for a total purchase price of $3.4 million and $4.2 million, respectively, in cash.

NOTE 23. Segment Financial Information:

The Company consists of the following reportable segments and a corporate function:

- The Company's title insurance and services segment issues title insurance policies on residential and commercial property in the United States and offers similar or related products and services internationally. This segment also provides escrow and closing services; accommodates tax-deferred exchanges of real estate; maintains, manages and provides access to title plant records and images and provides banking, trust and investment advisory services. The Company, through its principal title insurance subsidiary and such subsidiary's affiliates, transacts its title insurance business through a network of direct operations and agents. Through this network, the Company issues policies in the 49 states that permit the issuance of title insurance policies and the District of Columbia. The Company also offers title insurance and other insurance and guarantee products, as well as related settlement services in foreign countries, including Canada, the United Kingdom, Australia and various other established and emerging markets.

- The Company's specialty insurance segment issues property and casualty insurance policies and sells home warranty products. The property and casualty insurance business provides insurance coverage to residential homeowners and renters for liability losses and typical hazards such as fire, theft, vandalism and other types of property damage. This business is licensed to issue policies in all 50 states and actively issues policies in 43 states. In its largest market, California, it also offers preferred risk auto insurance to better compete with other carriers offering bundled home and auto insurance. The home warranty business provides residential service contracts that cover residential systems and appliances against failures that occur as the result of normal usage during the coverage period. This business currently operates in 39 states and the District of Columbia.

The corporate function consists primarily of certain financing facilities as well as the corporate services that support the Company's business operations. Eliminations consist of inter-segment revenues and related expenses included in the results of the operating segments.

During the first quarter of 2012, the Company changed the allocation of certain expenses within its reportable segments and corporate division to reflect the performance of the Company's reportable segments as reported to the chief operating decision maker. The expenses that were impacted as a result of the change in allocation include shared services expenses, benefit plan expense and interest expense. Prior year segment data has been conformed to the current presentation. For the years ended December 31, 2011 and 2010, income before income taxes for the Company's reportable segments was impacted as follows: increases of $14.9 million and $25.1 million, respectively, to the title insurance and services segment, increases of $0.7 million and $0.9 million, respectively, to the specialty insurance segment, and decreases of $15.6 million and $26.0 million, respectively, to the corporate division.

Selected financial information about the Company's operations by segment for each of the past three years is as follows:

	Revenues	Depreciation and amortization	Equity in earnings of affiliates	Income (loss) before income taxes	Assets	Investment in affiliates	Capital expenditures
				(in thousands)			
2012							
Title Insurance and Services	$4,200,520	$67,610	$13,584	$473,681	$5,427,432	$127,217	$78,614
Specialty Insurance	315,171	4,553	—	47,459	487,780	—	5,278
Corporate	29,892	2,787	80	(53,349)	272,928	2,753	—
Eliminations	(3,762)	—	—	(385)	(137,293)	—	—
	$4,541,821	$74,950	$13,664	$467,406	$6,050,847	$129,970	$83,892
2011							
Title Insurance and Services	$3,541,119	$69,259	$ 8,340	$173,581	$4,947,903	$132,628	$68,098
Specialty Insurance	286,982	4,197	—	39,852	490,620	—	7,024
Corporate	(3,652)	3,433	(241)	(83,525)	40,479	4,099	251
Eliminations	(3,875)	—	—	385	(116,792)	—	—
	$3,820,574	$76,889	$ 8,099	$130,293	$5,362,210	$136,727	$75,373
2010							
Title Insurance and Services	$3,615,534	$72,783	$ 8,006	$254,586	$5,113,600	$140,923	$82,123
Specialty Insurance	286,566	5,341	—	43,554	488,650	—	3,273
Corporate	6,308	2,518	370	(86,034)	369,037	5,861	3,329
Eliminations	(1,796)	—	—	—	(149,675)	—	—
	$3,906,612	$80,642	$ 8,376	$212,106	$5,821,612	$146,784	$88,725

Total revenues from external customers separated between domestic and foreign operations and by segment for each of the three years ended December 31, 2012, 2011 and 2010 is as follows:

	2012		2011		2010	
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	(in thousands)					
Title Insurance and Services	$3,865,480	$332,577	$3,188,989	$350,239	$3,286,339	$326,647
Specialty Insurance	313,889	—	284,997	—	284,309	—
	$4,179,369	$332,577	$3,473,986	$350,239	$3,570,648	$326,647

Long-lived assets separated between domestic and foreign operations and by segment as of December 31, 2012, 2011 and 2010 are as follows:

	December 31,					
	2012		2011		2010	
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	(in thousands)					
Title Insurance and Services	$1,580,399	$151,289	$1,553,839	$136,188	$1,558,258	$134,706
Specialty Insurance	104,698	—	104,371	—	100,563	—
	$1,685,097	$151,289	$1,658,210	$136,188	$1,658,821	$134,706

NOTE 24. Subsequent Events:

On January 29, 2013, the Company issued $250.0 million of 4.30 percent 10 year senior unsecured notes due in 2023. The notes were priced at 99.638 percent to yield 4.345 percent. Interest is due semi-annually on February 1 and August 1, beginning August 1, 2013. The Company used a portion of the net proceeds from the sale to repay all borrowings outstanding under its credit agreement.

FIRST AMERICAN FINANCIAL CORPORATION
AND SUBSIDIARY COMPANIES

QUARTERLY FINANCIAL DATA
(Unaudited)

	Quarter Ended			
	March 31	June 30	September 30	December 31
	(in thousands, except per share amounts)			
2012				
Revenues	$966,763	$1,089,833	$1,208,402	$1,276,823
Income before income taxes	$ 51,550	$ 112,290	$ 155,882	$ 147,684
Net income	$ 31,109	$ 73,517	$ 103,900	$ 93,202
Net (loss) income attributable to noncontrolling interests	$ (184)	$ 516	$ 430	$ (75)
Net income attributable to the Company	$ 31,293	$ 73,001	$ 103,470	$ 93,277
Net income per share attributable to the Company's stockholders (1):				
Basic	$ 0.30	$ 0.69	$ 0.97	$ 0.87
Diluted	$ 0.29	$ 0.68	$ 0.95	$ 0.85

(1) Net income per share attributable to the Company's stockholders for the four quarters of each fiscal year may not sum to the total for the fiscal year because of the different number of shares outstanding during each period.

	Quarter Ended			
	March 31	June 30	September 30 (2)	December 31
	(in thousands, except per share amounts)			
2011 (1)				
Revenues	$931,700	$927,343	$964,965	$996,566
(Loss) income before income taxes	$(23,449)	$ 49,215	$ 38,411	$ 66,116
Net (loss) income	$(15,241)	$ 32,147	$ 21,295	$ 40,378
Net income (loss) attributable to noncontrolling interests	$ 94	$ (194)	$ 252	$ 151
Net (loss) income attributable to the Company	$(15,335)	$ 32,341	$ 21,043	$ 40,227
Net (loss) income per share attributable to the Company's stockholders (3):				
Basic	$ (0.15)	$ 0.31	$ 0.20	$ 0.38
Diluted	$ (0.15)	$ 0.30	$ 0.20	$ 0.38

(1) Net income for the year ended December 31, 2011 includes a net increase of $1.6 million related to certain items that should have been recorded in a prior year. These items increased diluted net income per share attributable to the Company's stockholders by $0.02 for the year.

(2) Net income for the third quarter ended September 30, 2011 includes a net reduction of $0.9 million related to certain items that should have been recorded in a prior quarter. These items decreased diluted net income per share attributable to the Company's stockholders by $0.01 for the quarter. The Company assessed these items and concluded that such items were not material to the previously reported consolidated financial statements and are not material to the consolidated financial statements for the year ended December 31, 2011.

(3) Net income per share attributable to the Company's stockholders for the four quarters of each fiscal year may not sum to the total for the fiscal year because of the different number of shares outstanding during each period.

FIRST AMERICAN FINANCIAL CORPORATION AND SUBSIDIARY COMPANIES

SUMMARY OF INVESTMENTS—OTHER THAN INVESTMENTS IN RELATED PARTIES (in thousands)

December 31, 2012

Column A	Column B	Column C	Column D
Type of investment	Cost	Market value	Amount at which shown in the balance sheet
Deposits with savings and loan associations and banks:			
Consolidated	$ 71,196	$ 71,400	$ 71,196
Debt securities:			
U.S. Treasury bonds			
Consolidated	$ 80,651	$ 82,175	$ 82,175
Municipal bonds			
Consolidated	$ 361,912	$ 375,822	$ 375,822
Foreign bonds			
Consolidated	$ 236,630	$ 238,745	$ 238,745
Governmental agency bonds			
Consolidated	$ 324,323	$ 325,450	$ 325,450
Governmental agency mortgage-backed securities			
Consolidated	$1,271,408	$1,281,532	$1,281,532
Non-agency mortgage-backed securities			
Consolidated	$ 26,656	$ 21,846	$ 21,846
Corporate debt securities			
Consolidated	$ 311,695	$ 326,311	$ 326,311
Total debt securities:			
Consolidated	$2,613,275	$2,651,881	$2,651,881
Equity securities:			
Consolidated	$ 191,170	$ 197,920	$ 197,920
Notes receivable, net:			
Consolidated	$ 11,166	$ 11,376	$ 11,166
Other long-term investments:			
Consolidated	$ 181,397	$ 181,397(1)	$ 181,397
Total investments:			
Consolidated	$3,068,204	$3,113,974	$3,113,560

(1) As other long-term investments are not publicly traded, reasonable estimate of the fair values could not be made without incurring excessive costs.

FIRST AMERICAN FINANCIAL CORPORATION
(Parent Company)

CONDENSED BALANCE SHEETS
(in thousands, except par values)

	December 31, 2012	December 31, 2011
Assets		
Cash and cash equivalents	$ 163,488	$ 147,339
Due from subsidiaries, net	—	7,326
Income taxes receivable	14,093	12,304
Investments	6,569	85,507
Investment in subsidiaries	2,908,476	2,426,856
Property and equipment, net	1,806	2,237
Deferred income taxes	—	39,617
Other assets	78,134	70,953
	$3,172,566	$2,792,139
Liabilities and Equity		
Accounts payable and other accrued liabilities	$ 12,307	$ 19,677
Pension costs and other retirement plans	445,246	415,373
Due to subsidiaries, net	29,926	—
Due to CoreLogic, net	52,453	35,370
Deferred income taxes	36,987	—
Notes and contracts payable	160,000	200,000
Notes and contracts payable to subsidiaries	83,878	86,780
	820,797	757,200
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.00001 par value, Authorized-500 shares; Outstanding-none	—	—
Common stock, $0.00001 par value: Authorized—300,000 shares; Outstanding—107,239 shares and 105,410 shares as of December 31, 2012 and 2011, respectively	1	1
Additional paid-in capital	2,111,605	2,081,242
Retained earnings	387,015	124,816
Accumulated other comprehensive loss	(150,556)	(177,459)
Total stockholders' equity	2,348,065	2,028,600
Noncontrolling interests	3,704	6,339
Total equity	2,351,769	2,034,939
	$3,172,566	$2,792,139

See notes to condensed financial statements

FIRST AMERICAN FINANCIAL CORPORATION
(Parent Company)

CONDENSED STATEMENTS OF INCOME
(in thousands)

	Year Ended December 31, 2012	Year Ended December 31, 2011
Revenues		
Dividends from subsidiaries	$285,141	$60,600
Other income (loss)	29,839	(3,604)
	314,980	56,996
Expenses		
Other expenses	24,569	26,010
Income before income taxes and equity in undistributed earnings of subsidiaries	290,411	30,986
Income taxes	102,940	12,298
Equity in undistributed earnings of subsidiaries	114,257	59,891
Net income	301,728	78,579
Less: Net income attributable to noncontrolling interests	687	303
Net income attributable to the Company	$301,041	$78,276

See notes to condensed financial statements

FIRST AMERICAN FINANCIAL CORPORATION
(Parent Company)

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31, 2012	Year Ended December 31, 2011
Net income	$301,728	$ 78,579
Other comprehensive income (loss), net of tax:		
Unrealized gain (loss) on securities	31,445	(12,316)
Unrealized gain on securities for which credit-related portion was recognized in earnings	3,902	2,144
Foreign currency translation adjustment	5,131	(6,167)
Pension benefit adjustment	(13,571)	(12,034)
Total other comprehensive income(loss), net of tax	26,907	(28,373)
Comprehensive income	328,635	50,206
Less: Comprehensive income attributable to noncontrolling interests	691	233
Comprehensive income attributable to the Company	$327,944	$ 49,973

See notes to condensed financial statements

FIRST AMERICAN FINANCIAL CORPORATION
(Parent Company)

CONDENSED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31, 2012	Year Ended December 31, 2011
Cash flows from operating activities:		
Cash (used for) provided by operating activities	$ (39,583)	$ 84,038
Cash flows from investing activities:		
Proceeds from sales of equity securities	137,823	—
Proceeds from notes receivable from CoreLogic	—	18,787
Proceeds from sale of property and equipment	—	1,056
Net change in other long-term investments	595	(935)
Capital expenditures	—	(29)
Cash provided by investing activities	138,418	18,879
Cash flows from financing activities:		
Proceeds from issuance of debt	440,000	—
Repayment of debt	(480,000)	(1,083)
Repayment of debt to subsidiaries	(2,902)	(5,269)
Distributions to subsidiaries	(10,999)	—
Excess tax benefits from share-based compensation	2,372	1,145
Net proceeds in connection with share-based compensation plans	12,668	1,152
Net activity related to noncontrolling interests	(4,094)	(4,491)
Purchase of Company shares	—	(2,502)
Cash dividends	(44,705)	(25,216)
Cash used for financing activities	(87,660)	(36,264)
Effect of exchange rate changes on cash	4,974	(5,731)
Net increase in cash and cash equivalents	16,149	60,922
Cash and cash equivalents—Beginning of period	147,339	86,417
Cash and cash equivalents—End of period	$ 163,488	$147,339

See notes to condensed financial statements

FIRST AMERICAN FINANCIAL CORPORATION
(Parent Company)

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 1. Significant Accounting Policies:

First American Financial Corporation became a publicly traded company following its spin-off from its prior parent, The First American Corporation ("TFAC") on June 1, 2010. On that date, TFAC distributed all of First American Financial Corporation's outstanding shares to the record date shareholders of TFAC on a one-for-one basis. After the distribution, First American Financial Corporation owns TFAC's financial services businesses and TFAC, which reincorporated and assumed the name CoreLogic, Inc., continues to own its information solutions businesses.

First American Financial Corporation is a holding company that conducts all of its operations through its subsidiaries. The Parent Company Financial Statements should be read in connection with the consolidated financial statements and notes thereto included elsewhere in this Form 10-K.

NOTE 2. Dividends Received:

The Company received cash dividends from subsidiaries of $11.8 million and $75.6 million for the years ended December 31, 2012 and 2011, respectively.

**FIRST AMERICAN FINANCIAL CORPORATION
AND SUBSIDIARY COMPANIES**

**SUPPLEMENTARY INSURANCE INFORMATION
(in thousands)**

BALANCE SHEET CAPTIONS

Column A	Column B	Column C	Column D
Segment	Deferred policy acquisition costs	Claims reserves	Deferred revenues
2012			
Title Insurance and Services	$ 681	$ 941,748	$ 8,533
Specialty Insurance	21,908	34,714	162,130
Total	$22,589	$ 976,462	$170,663
2011			
Title Insurance and Services	$ —	$ 981,522	$ 10,261
Specialty Insurance	21,800	33,154	145,365
Total	$21,800	$1,014,676	$155,626

**FIRST AMERICAN FINANCIAL CORPORATION
AND SUBSIDIARY COMPANIES**

**SUPPLEMENTARY INSURANCE INFORMATION
(in thousands)**

INCOME STATEMENT CAPTIONS

Column A	Column F	Column G	Column H	Column I	Column J	Column K
Segment	Premiums and escrow fees	Net investment income	Loss provision	Amortization of deferred policy acquisition costs	Other operating expenses	Net premiums written
2012						
Title Insurance and Services	$3,455,592	$101,495	$237,427	$ 1,174	$769,477	$ —
Specialty Insurance	296,053	17,513	160,290	(108)	42,395	299,071
Corporate	—	29,892	—	—	24,462	—
Eliminations	—	(3,747)	—	—	(15)	—
Total	$3,751,645	$145,153	$397,717	$ 1,066	$836,319	$299,071
2011						
Title Insurance and Services	$2,852,455	$ 68,713	$270,697	$ —	$702,508	$ —
Specialty Insurance	273,665	11,786	149,439	(1,161)	38,066	275,044
Corporate	—	(3,652)	—	—	21,303	—
Eliminations	—	(3,876)	—	—	1	—
Total	$3,126,120	$ 72,971	$420,136	$(1,161)	$761,878	$275,044
2010						
Title Insurance and Services	$2,908,797	$ 78,243	$180,821	$ —	$742,823	$ —
Specialty Insurance	272,405	13,703	140,053	1,887	42,226	271,809
Corporate	—	6,308	—	—	26,308	—
Eliminations	—	(1,806)	—	—	15	—
Total	$3,181,202	$ 96,448	$320,874	$ 1,887	$811,372	$271,809

FIRST AMERICAN FINANCIAL CORPORATION AND SUBSIDIARY COMPANIES

REINSURANCE
(in thousands, except percentages)

Segment	Premiums and escrow fees before reinsurance	Ceded to other companies	Assumed from other companies	Premiums and escrow fees	Percentage of amount assumed to premiums and escrow fees
Title Insurance and Services					
2012	$3,472,675	$19,884	$2,801	$3,455,592	0.1%
2011	$2,861,418	$13,744	$4,781	$2,852,455	0.2%
2010	$2,912,767	$12,457	$8,487	$2,908,797	0.3%
Specialty Insurance					
2012	$ 305,073	$ 9,020	$ —	$ 296,053	0.0%
2011	$ 283,885	$10,220	$ —	$ 273,665	0.0%
2010	$ 280,817	$ 8,412	$ —	$ 272,405	0.0%

FIRST AMERICAN FINANCIAL CORPORATION AND SUBSIDIARY COMPANIES

VALUATION AND QUALIFYING ACCOUNTS (in thousands)

Year Ended December 31, 2012

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions from reserve	Balance at end of period
Reserve deducted from accounts receivable:					
Consolidated	$ 30,504	$ 4,927		$ 4,514(A)	$ 30,917
Reserve for known and incurred but not reported claims:					
Consolidated	$1,014,676	$397,717	$10,055	$445,986(B)	$976,462
Reserve deducted from loans receivable:					
Consolidated	$ 4,171			$ 278(A)	$ 3,893
Reserve deducted from other assets:					
Consolidated	$ 4,183	$ 462		$ 1,741	$ 2,904
Reserve deducted from deferred income taxes:					
Consolidated	$ 21,426		$ 15	$ 7,269	$ 14,172

Note A—Amount represents accounts written off, net of recoveries.

Note B—Amount represents claim payments, net of recoveries.

**FIRST AMERICAN FINANCIAL CORPORATION
AND SUBSIDIARY COMPANIES**

**VALUATION AND QUALIFYING ACCOUNTS
(in thousands)**

Year Ended December 31, 2011

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions from reserve	Balance at end of period
Reserve deducted from accounts receivable:					
Consolidated	$ 39,904	$ 1,723		$ 11,123(A)	$ 30,504
Reserve for known and incurred but not reported claims:					
Consolidated	$1,108,238	$420,136	$(10,264)	$503,434(B)	$1,014,676
Reserve deducted from loans receivable:					
Consolidated	$ 3,271	$ 900			$ 4,171
Reserve deducted from other assets:					
Consolidated	$ 5,905	$ 1,026		$ 2,748	$ 4,183
Reserve deducted from deferred income taxes:					
Consolidated	$ 19,126		$ 5,276	$ 2,976	$ 21,426

Note A—Amount represents accounts written off, net of recoveries.

Note B—Amount represents claim payments, net of recoveries.

**FIRST AMERICAN FINANCIAL CORPORATION
AND SUBSIDIARY COMPANIES**

**VALUATION AND QUALIFYING ACCOUNTS
(in thousands)**

Year Ended December 31, 2010

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions from reserve	Balance at end of period
Reserve deducted from accounts receivable:					
Consolidated	$ 35,595	$ 11,046		$ 6,737(A)	$ 39,904
Reserve for known and incurred but not reported claims:					
Consolidated	$1,227,757	$320,874	$15,832	$456,225(B)	$1,108,238
Reserve deducted from loans receivable:					
Consolidated	$ 2,071	$ 1,200			$ 3,271
Reserve deducted from other assets:					
Consolidated	$ 6,679	$ 1,541		$ 2,315	$ 5,905
Reserve deducted from deferred income taxes:					
Consolidated	$ 27,045			$ 7,919	$ 19,126

Note A—Amount represents accounts written off, net of recoveries.

Note B—Amount represents claim payments, net of recoveries.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company's chief executive officer and chief financial officer have concluded that, as of December 31, 2012, the end of the fiscal year covered by this Annual Report on Form 10-K, the Company's disclosure controls and procedures, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended, were effective, based on the evaluation of these controls and procedures required by Rule 13a-15(b) thereunder.

Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting has been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework*. Based on that assessment under the framework in *Internal Control—Integrated Framework*, management determined that, as of December 31, 2012, the Company's internal control over financial reporting was effective.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements provided in Item 8, above, has issued a report on the Company's internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There was no change in the Company's internal control over financial reporting during the quarter ended December 31, 2012, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

The information required by Items 10 through 14 of this report is expected to be set forth in the sections entitled "Information Regarding the Nominees for Election," "Information Regarding the Other Incumbent Directors," "Election of Class III Directors," "Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance," "Board and Committee Meetings," "Executive Compensation," "Compensation Discussion and Analysis," "2012 Director Compensation," "Codes of Ethics," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report," "Securities Authorized for Issuance under Equity Compensation Plans," "Who are the largest principal stockholders outside of management?," "Security Ownership of Management," "Principal Accounting Fees and Services" "Policy on Audit Committee Pre-approval of Audit and Permissible Nonaudit Services of Independent Auditor," "Transactions with Management and Others" and "Independence of Directors" in the Company's definitive proxy statement, and is hereby incorporated in this report and made a part hereof by reference. If the definitive proxy statement is not filed within 120 days after the close of the fiscal year, the Company will file an amendment to this Annual Report on Form 10-K to include the information required by Items 10 through 14.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. & 2. Financial Statements and Financial Statement Schedules

The Financial Statements and Financial Statement Schedules filed as part of this report are listed in the accompanying index at page 56 in Item 8 of Part II of this report.

(a) 3. Exhibits. See Exhibit Index. (Each management contract or compensatory plan or arrangement in which any director or named executive officer of First American Financial Corporation, as defined by Item 402(a)(3) of Regulation S-K (17 C.F.R. §229.402(a)(3)), participates that is included among the exhibits listed on the Exhibit Index is identified on the Exhibit Index by an asterisk (*).)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST AMERICAN FINANCIAL CORPORATION
(Registrant)

By /s/ DENNIS J. GILMORE
Dennis J. Gilmore
Chief Executive Officer
(Principal Executive Officer)

Date: February 28, 2013

By /s/ MAX O. VALDES
Max O. Valdes
Chief Financial Officer
(Principal Financial Officer)

Date: February 28, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DENNIS J. GILMORE Dennis J. Gilmore	Chief Executive Officer and Director (Principal Executive Officer)	February 28, 2013
/s/ MAX O. VALDES Max O. Valdes	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 28, 2013
/s/ PARKER S. KENNEDY Parker S. Kennedy	Chairman of the Board of Directors	February 28, 2013
/s/ ANTHONY K. ANDERSON Anthony K. Anderson	Director	February 28, 2013
/s/ GEORGE L. ARGYROS George L. Argyros	Director	February 28, 2013
/s/ WILLIAM G. DAVIS William G. Davis	Director	February 28, 2013
/s/ JAMES L. DOTI James L. Doti	Director	February 28, 2013
/s/ LEWIS W. DOUGLAS, JR. Lewis W. Douglas, Jr.	Director	February 28, 2013

Signature	Title	Date
/s/ MICHAEL D. MCKEE Michael D. McKee	Director	February 28, 2013
/s/ THOMAS V. MCKERNAN Thomas V. McKernan	Director	February 28, 2013
/s/ HERBERT B. TASKER Herbert B. Tasker	Director	February 28, 2013
/s/ VIRGINIA M. UEBERROTH Virginia M. Ueberroth	Director	February 28, 2013

Exhibit No.	Description	Location
3.1	Amended and Restated Certificate of Incorporation of First American Financial Corporation dated May 28, 2010.	Incorporated by reference herein to Exhibit 3.1 to the Current Report on Form 8-K dated June 1, 2010.
3.2	Bylaws of First American Financial Corporation.	Incorporated by reference herein to Exhibit 3.2 to the Current Report on Form 8-K dated June 1, 2010.
4.1	Indenture, dated as of January 24, 2013, between the Company and U.S. Bank National Association, as trustee.	Incorporated by reference herein to Exhibit 4.1 to the Form S-3ASR filed January 24, 2013.
4.2	First Supplemental Indenture, dated as of January 29, 2013, between the Company and U.S. Bank National Association.	Incorporated by reference herein to Exhibit 4.2 to the Current Report on Form 8-K dated January 29, 2013.
4.3	Form of 4.30% Senior Notes due 2023.	Incorporated by reference herein to Exhibit A of Exhibit 4.2 to the Current Report on Form 8-K dated January 29, 2013.
10.1	Separation and Distribution Agreement by and between The First American Corporation (n/k/a CoreLogic, Inc.) and First American Financial Corporation dated as of June 1, 2010.	Incorporated by reference herein to Exhibit 10.1 to the Current Report on Form 8-K dated June 1, 2010.
10.2.1	Credit Agreement dated as of April 17, 2012, among First American Financial Corporation, the Guarantors party thereto, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.	Incorporated by reference herein to Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2012.
10.2.2	Amendment No. 1 dated as of November 14, 2012 to the Credit Agreement dated as of April 17, 2012, among First American Financial Corporation, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.	Incorporated by reference herein to Exhibit 10.1 to the Current Report on Form 8-K dated November 14, 2012.
10.3	Tax Sharing Agreement by and between The First American Corporation (n/k/a CoreLogic, Inc.) and First American Financial Corporation dated as of June 1, 2010.	Incorporated by reference herein to Exhibit 10.2 to the Current Report on Form 8-K dated June 1, 2010.
10.4	Second Amended and Restated Secured Promissory Note of First American Financial Corporation to First American Title Insurance Company in the amount of $83,878,422.04, dated as of September 30, 2012.	Incorporated by reference herein to Exhibit 10.1 to Form 10-Q for the quarter ended September 30, 2012.
*10.5	First American Financial Corporation Executive Supplemental Benefit Plan, amended and restated effective as of January 1, 2011.	Incorporated by reference herein to Exhibit 10.12 to the Annual Report on Form 10-K for the year ended December 31, 2010.
*10.6	First American Financial Corporation Deferred Compensation Plan, amended and restated effective as of January 1, 2012.	Incorporated by reference herein to Exhibit 10.13 to the Annual Report on Form 10-K for the year ended December 31, 2011.
*10.7	First American Financial Corporation 2010 Incentive Compensation Plan, approved May 28, 2010.	Incorporated by reference herein to Exhibit 10.6 to the Current Report on Form 8-K dated June 1, 2010.

Exhibit No.	Description	Location
*10.7.1	Form of Notice of Restricted Stock Unit Grant (Non-Employee Director) and Restricted Stock Unit Award Agreement (Non-Employee Director), approved February 10, 2009.	Incorporated by reference herein from Exhibit 10(yy) of The First American Corporation (n/k/a CoreLogic, Inc.) Annual Report on Form 10-K for the year ended December 31, 2008.
*10.7.2	Form of Notice of Restricted Stock Unit Grant (Non-Employee Director) and Restricted Stock Unit Award Agreement (Non-Employee Director) for Non-Employee Director Restricted Stock Unit Award approved January 18, 2011.	Incorporated by reference herein to Exhibit 10.15 to the Annual Report on Form 10-K for the year ended December 31, 2010.
*10.7.3	Form of Notice of Restricted Stock Unit Grant (Non-Employee Director) and Restricted Stock Unit Award Agreement (Non-Employee Director) for Non-Employee Director Restricted Stock Unit Award approved January 17, 2012.	Incorporated by reference herein to Exhibit 10.17 to the Annual Report on Form 10-K for the year ended December 31, 2011.
*10.7.4	Form of Notice of Restricted Stock Unit Grant (Non-Employee Director) and Restricted Stock Unit Award Agreement (Non-Employee Director) for Non-Employee Director Restricted Stock Unit Award approved January 15, 2013.	Attached.
*10.7.5	Form of Notice of Restricted Stock Unit Grant (Employee) and Restricted Stock Unit Award Agreement (Employee), approved January 25, 2010.	Incorporated by reference herein from Exhibit 10(zz) to The First American Corporation (n/k/a CoreLogic, Inc.) Annual Report on Form 10-K for the year ended December 31, 2009.
*10.7.6	Form of Notice of Restricted Stock Unit Grant and Restricted Stock Unit Award Agreement approved June 10, 2010.	Incorporated by reference herein to Exhibit 10(i) to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.
*10.7.7	Form of Notice of Restricted Stock Unit Grant (Employee) and Restricted Stock Unit Award Agreement (Employee), approved February 11, 2011.	Incorporated by reference herein to Exhibit 10.21 to the Annual Report on Form 10-K for the year ended December 31, 2010.
*10.7.8	Form of Notice of Restricted Stock Unit Grant (Employee) and Restricted Stock Unit Award Agreement (Employee), approved January 17, 2012.	Incorporated by reference herein to Exhibit 10.21.1 to the Annual Report on Form 10-K for the year ended December 31, 2011.
*10.7.9	Form of Notice of Restricted Stock Unit Grant (Valdes) and Restricted Stock Unit Award Agreement (Valdes), approved February 13, 2012.	Incorporated by reference herein to Exhibit 10.21.2 to the Annual Report on Form 10-K for the year ended December 31, 2011.
*10.7.10	Form of Notice of Restricted Stock Unit Grant (Employee) and Restricted Stock Unit Award Agreement (Employee), approved January 15, 2013.	Attached.

Exhibit No.	Description	Location
*10.7.11	Form of Notice of Restricted Stock Unit Grant (Valdes) and Restricted Stock Unit Award Agreement (Valdes), approved February 7, 2013.	Attached.
*10.7.12	Form of Notice of Performance Unit Grant and Performance Unit Award Agreement, approved January 25, 2010.	Incorporated by reference herein from Exhibit 10(mmm) to The First American Corporation (n/k/a CoreLogic, Inc.) Annual Report on Form 10-K for the year ended December 31, 2009.
*10.7.13	Form of Notice of Performance Unit Grant and Performance Unit Award Agreement, approved March 7, 2011.	Incorporated by reference herein to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.
*10.7.14	Form of Notice of Performance Unit Grant and Performance Unit Award Agreement, approved January 17, 2012.	Incorporated by reference herein to Exhibit 10.24 to the Annual Report on Form 10-K for the year ended December 31, 2011.
*10.7.15	Form of Notice of Performance Unit Grant and Performance Unit Award Agreement, approved January 15, 2013.	Attached.
*10.8	Employment Agreement, dated August 30, 2011, between First American Financial Corporation and Dennis J. Gilmore.	Incorporated by reference herein to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30,2011.
*10.9	Employment Agreement, dated August 30, 2011, between First American Financial Corporation and Kenneth D. DeGiorgio.	Incorporated by reference herein to Exhibit 10. 2 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.
*10.10	Employment Agreement, dated August 30, 2011, between First American Financial Corporation and Max O. Valdes.	Incorporated by reference herein to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended September 30,2011.
*10.11	First American Financial Corporation Form of Amended and Restated Change in Control Agreement effective as of December 31, 2010.	Incorporated by reference herein to Exhibit 10(c) to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.
(21)	Subsidiaries of the registrant.	Attached.
(23)	Consent of Independent Registered Public Accounting Firm.	Attached.
(31)(a)	Certification by Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Act of 1934.	Attached.
(31)(b)	Certification by Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.	Attached.
(32)(a)	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350.	Attached.
(32)(b)	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.	Attached.

Exhibit No.	Description	Location
101.INS	XBRL Instance Document.	Attached.
101.SCH	XBRL Taxonomy Extension Schema Document.	Attached.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.	Attached.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.	Attached.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.	Attached.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.	Attached.

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FIRST AMERICAN

First American
Financial Corporation

1 First American Way, Santa Ana, CA 92707
800.854.3643 ▾ www.firstam.com ▾ NYSE: FAF

